Puget Energy

2001 ANNUAL REPORT

Being the Best Anywhere

Puget Energy is becoming the best energy-distribution company anywhere, period. Being the best means providing the best service and the best value. To our customers. To our shareholders. And to our communities right where we live and work. Being the best anywhere. That's the goal we set for ourselves. That's the commitment we make to you.



Started in Our Own Backyard



Puget Energy

SUMMARY OF RESULTS

DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA YEAR ENDED DECEMBER 31	2001	2000	% CHANGE
Operating revenues	$ 3,373,991	$ 3,441,672	(2.0)%
Income for common stock	$ 98,426	$ 184,837	(46.7)%
Earnings per share (basic and diluted)	$ 1.14	$ 2.16	(47.2)%
Return on average common equity	7.1%	13.2%	(46.2)%
Common stock dividend per share	$ 1.84	$ 1.84	0.0%
Common shares outstanding (weighted average)	86,445	85,411	1.2%
Common shareholders of record	48,700	51,310	(5.1)%
Total assets at year end	$ 5,546,977	$ 5,556,669	(0.2)%

Puget Sound Energy

SUMMARY OF RESULTS

DOLLARS IN THOUSANDS YEAR ENDED DECEMBER 31	2001	2000	% CHANGE
Operating revenues	$ 3,200,205	$ 3,441,672	(7.0)%
Income for common stock	$ 95,968	$ 184,837	(48.1)%
Return on average common equity	7.1%	13.2%	(46.2)%
Total assets at year end	$ 5,317,750	$ 5,556,669	(4.3)%
Electric customers at year end	940,593	923,629	1.8%
Gas customers at year end	605,981	590,738	2.6%
Senior debt ratings (S&P/Moody's)	BBB-/Baa1	A-/Baa1	
Commercial paper ratings (S&P/Moody's)	A3/P2	A2/P2	

FORWARD-LOOKING STATEMENTS | This annual report contains forward-looking statements to help readers understand the plans and expectations of management. Actual results and actions, however, may differ materially from those described in such statements owing to various risks and uncertainties as described in the Management's Discussion and Analysis of Financial Condition and Results of Operation (page 44). Consequently, readers are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements may use words such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "will likely result," "will continue" or similar expressions but include any statement that is not historical in nature. Such statements in this report speak only as of the date of publication. Puget Energy and Puget Sound Energy disclaim any obligation to update these statements publicly should changes arise in the Companies' expectations or plans or in the risks and uncertainties they face.

To Our Shareholders

2001 was a year of tremendous challenge and unprecedented achievement for Puget Energy.

Hello, my name is Steve Reynolds. I'm the new president and CEO of Puget Energy and our utility subsidiary, Puget Sound Energy. This is my first formal communication with shareholders since my January 7 appointment by the Board of Directors. I want you to know I am honored to lead Puget Energy into the 21st century, and hope the years ahead will be beneficial for all Puget Energy stakeholders: customers, shareholders, employees, our energy-industry partners, and the communities we serve.

While I'm new to Puget Energy, I am not new to the energy industry. I know firsthand that our peers across the nation sat up and took notice of Puget Energy in 2001. The company's growing reputation for innovation, efficient operations, and outstanding service is one of the things that drew me here. As I have told our Board of Directors, my goal is to continue building on Puget Energy's strengths and enhancing the value we bring our constituencies.

2001 was a year of tremendous challenge and unprecedented achievement for Puget Energy. Our cost-cutting and energy-purchasing strategies shielded shareholders and customers from the brunt of the most costly, widespread energy crisis in the region's history. But more than manage the energy crunch, our company implemented multiple services and strategies to position customers for the energy age of the future.

Unfortunately, we did not escape the West's energy crisis unscathed. The net cost of supplying customers' electricity soared as the wholesale price of energy began to drop in mid-2001. With our rates unchanged, we couldn't fully recoup our energy-supply costs, which had been increasing over the years. This led to a decline in our 2001 earnings: $1.14 per share compared to $2.16 per share in 2000. We have presented a comprehensive rate plan to the Washington Utilities and Transportation Commission to resolve this issue in a way that balances the interests of shareholders and customers alike, and we look forward to a favorable regulatory resolution in 2002.

As a Puget Energy shareholder, please know we appreciate the confidence you've shown in the company by investing your money with us. Total shareholder return and customer satisfaction are top priorities with me.

Steve Reynolds, who became president and chief executive officer of Puget Energy and Puget Sound Energy in January 2002, has three decades of executive experience in the natural gas and electric industry that includes accomplishments in regulatory matters.

We hope our regulatory efforts in 2002 will position Puget Energy to accomplish both goals.

The most telling sign of our company's strength may be the recognition we're getting for our Personal Energy Management™ program. Twice last year the groundbreaking conservation strategy generated national honors for Puget Sound Energy. More importantly, however, the program has been a solid success with customers, who with the help of technology can now better manage their energy usage and costs.

I want to add a couple additional thoughts about the rate plan we filed last November with state regulators. Our plan would adjust customers' natural-gas and electric general rates upon final approval by state regulators. In the meantime (because it can take up to 11 months to complete a general rate case), we proposed an interim increase in electric rates. If approved, the interim rate increase would help restore the financial health of the company until the long-term rate case is finished.

No one, of course, likes higher prices. But the general rate increase we've proposed, compared to the crisis-induced rate hikes of other Northwest utilities, is one of the smallest by far. The comparison, I believe, underscores Puget's ability not only to manage its energy-supply portfolio, but to drive down our day-to-day operating costs – now among the lowest in the nation – while providing excellent service. Our rate proposal seeks the revenues necessary to continue providing world-class customer service at reasonable prices. But just as importantly, the plan will generate earnings sufficient to ensure that you, the shareholder, receive a fair return on your investment in Puget Energy.

Safe, reliable, reasonably priced energy service is essential to the public's well-being. As Washington's largest utility, Puget Sound Energy takes on its responsibility to provide that critical service. And the rate plan is designed to uphold our obligation. How? It assures full recovery of our costs to provide service and reinforces a positive credit rating. And by doing that, it allows us to build and maintain a viable utility infrastructure – the backbone of any energy-delivery system. In other words, the plan makes sure we have the resources needed to provide a vital service Puget Sound homes and businesses rely on every day.

The year just past sternly tested our knowledge and understanding of energy markets and our ability to anticipate future conditions. But while most utilities seemed to look only in the rearview mirror and react, after the fact, to the obstacles in their path, we kept our focus on the road ahead. We mapped out and followed a strategic course of action protecting our company from more severe consequences from the energy crisis. And I'm confident our strategic direction will continue protecting and enhancing these interests in the years to come. It's said that adversity provides the opportunity to show your mettle, to shine. If our company's performance during the adversity of 2001 is any indication, the future of Puget Energy will shine very brightly.



"My commitment is to continue to provide the best results possible for customers, shareholders and for the communities where we work and live."

Stephen P. Reynolds

PRESIDENT AND
CHIEF EXECUTIVE OFFICER

Earnings and Dividend
PER SHARE


$1.85
$2.06
$2.16
$1.14
DIVIDEND
PER SHARE
$1.84
98 99 00 01

Low Cost
O&M COST PER CUSTOMER


INDUSTRY
AVERAGE
$272
$168
$168
$155
$161
98 99 00 01

Customer Growth


1.32%
2.38%
3.08%
2.41%
GAS
ELECTRIC
COMBINED
98 99 00 01

In conclusion, I'm thrilled to have joined the Puget Energy team. This is a company that saw the future and the benefits of an alignment with Washington Energy Company in 1997, pairing together natural-gas and electric businesses in the Puget Sound area. This is a company servicing more than 1.2 million energy customers daily. I have found the officers and employees dedicated to doing what is *right* for customers and shareholders. I have found them energetic, hard-working, and committed to best service at the lowest sustainable cost. I have found them filled with innovation and ideas directed toward meeting these goals. My commitment is to continue to channel these efforts toward the best results possible for our customers, for our shareholders, and for the communities where we work and live.

Sincerely,

Stephen P. Reynolds
President and Chief Executive Officer

MARCH 7, 2002

BILL WEAVER'S LEGACY

William S. (Bill) Weaver retired in early 2002 as Puget Energy's chairman, president and CEO, leaving behind a much different company than the one he joined 11 years earlier. Upon taking the helm in 1998, Bill set out to transform the company into the best energy-distribution business in the world while also building and growing an unregulated side of the operation. And he succeeded. Because of Bill's leadership, Puget Energy and its subsidiaries today are far more efficient, performance-driven, operationally diverse, and technologically advanced.

Bill reshaped the company's culture by instilling a performance-based work ethic – tied to measurable goals – for each and every employee. He successfully challenged co-workers to strive continuously for high-level customer service, cost-effective results, and technological innovation. One of those innovations was Personal Energy Management™, the country's most ambitious, far-reaching effort to date at giving consumers the benefits of "real-time" energy pricing. During his final year as chief executive, the ground-breaking program earned Puget Sound Energy two prestigious national awards.

We thank Bill for his visionary leadership of our company. And, we wish him much enjoyment in his retirement.

TECHNOLOGIES

LOCATIONS

SERVICES

CUSTOMERS

PARTNERS

EMPLOYEES

COMMUNITIES

The Best Anywhere





91% of our electric customers participating in our PEM time-of-use program are using electricity more efficiently – consuming less in peak hours while cutting overall power consumption and their bills.

SOLID FOUNDATION SET TO CAPTURE BENEFITS OF GROWTH

Our consistently focused strategy – to be the best energy distribution company anywhere while growing the unregulated business – is *transforming* Puget Energy from a traditional utility into one of the nation's innovative energy companies. More than ever, we're providing cost-effective and innovative services for consumers and increasing value for our shareholders. The foundation of our company is our regulated natural gas and electric utility, Puget Sound Energy, and our unregulated subsidiary, InfrastruX Group, which provides design, engineering and construction services to utilities and telecommunications companies.

In everything we do, Puget Energy focuses on building connections with customers, investors, regulators, policy makers, communities, unions and employees to earn their trust and confidence. Those connections, we know, are key to growing our business efficiently and realizing our goal to be the best.


THE EDISON AWARD

TOOLS AND CUSTOMER EXPERIENCE HELP STABILIZE VOLATILE ENERGY MARKETS

In 2001, our Puget Sound Energy utility subsidiary, in cooperation with state regulators, *took a bold step* by permitting hundreds of thousands of customers – households as well as businesses – to participate in our nationally recognized Personal Energy Management™ (PEM) rate plan. Rather than pay for flat, averaged monthly costs, these customers now pay varying electricity prices based on time-of-use electricity rates. Through our new Web site and other access to daily information about their energy use and cost, our customers are responding to time-sensitive electricity prices by buying more in the cheaper, off-peak times, and buying less during the expensive, peak periods. These customers benefit with lower energy bills. And, with customers becoming more active participants in their energy use, the result is a more market-driven and efficient use of the electric system.

Through our investments in automated metering systems and customer-information software, we are providing customers with two-way data communication between their natural gas and electric meters and the utility. Before long, this system will empower all Puget

Thousands of Puget Sound Energy customers like Monica Yu routinely check PSE's Web site to see *how much* energy they're using in high-cost, peak-demand hours versus low-cost, off-peak times of day.

(INSET) In *2001*, Puget Sound Energy earned the prestigious Edison Award, represented by this cameo of Thomas A. Edison, in recognition of the utility's national leadership in empowering customers with electricity-pricing information that allows consumers to reduce electricity use during high-priced, peak-demand hours.



Puget Sound Energy's service territory encompasses Washington's most populous and economically vibrant region, as well as some of the state's most beautiful and serene locations.

Sound Energy customers to better manage their energy use and costs.

And thanks to our customers, 2001 was a year of recognition. Our industry and even the president of the United States acknowledged our customers for being energy innovators through their participation in our Personal Energy Management program. We earned our industry's highest honor with the Edison Electric Institute's prestigious Edison Award for "leading the way with respect to smart metering, which is beneficial to customers, energy efficiency and the environment." *Electric Light and Power* magazine named Puget Sound Energy as the top U.S. utility for 2001 for being "the leader for the rest of the country in terms of demand side management." President George W. Bush and U.S. Energy Secretary Spencer Abraham invited our top executives to Washington, D.C., to discuss how our ground-breaking use of technology to promote energy efficiency and conservation might be applied nationwide.

For 2002, we have proposed to our regulators that we gradually phase most of our 940,600 electricity customers into the Personal Energy Management program, empowering them to help control costs by shifting a portion of their electricity to off-peak periods.

Industry experts predict that nationwide use of a program such as ours will reduce price spikes during high-demand times and limit the need for so many costly power plants and associated transmission systems to serve peak demand. They estimate that approximately $15 billion could be saved annually if consumers across the nation could respond to the true cost of their energy at the time they used it by reducing or shifting their energy use to off-peak hours. We have the competitive advantage to lead in the transformation and stabilization of energy markets.

WHERE WE OPERATE ADDS TO OUR STRENGTHS

Puget Energy's companies operate in commercially successful parts of the country, even under today's tighter economic conditions.

Through our regulated Puget Sound Energy subsidiary, the largest energy utility in Washington state, we deliver natural gas and electric service to 1.2 million customers in a vibrant 11-county area, primarily in western Washington. The utility's 6,000-square-mile service territory encompasses more than half of Washington state's population and most of its major cities, including Seattle, Tacoma, Everett, Bellingham and Olympia, as well as the surrounding suburban areas. Puget Sound Energy delivers its energy service to the state's preeminent industries, ranging from high-technology leaders such as

We distinguish ourselves operationally with high levels of service delivered to customers at low cost by taking advantage of economies of scale and applying best practices.

Microsoft, Immunex and Amazon.com to stalwarts in the more traditional resource, retail and manufacturing sectors such as Weyerhaeuser, Costco, Nordstrom and The Boeing Company.

While Washington state's economy is expected to emerge gradually from the current slowdown, Puget Sound Energy continues to serve a growing customer base. Growth in the number of electric and natural gas customers served last year reached nearly 2 percent and 3 percent, respectively.

Another avenue of growth is through the company's non-regulated subsidiary, InfrastruX Group, a utility-services company. Since its formation in 2000, InfrastruX Group has expanded and diversified our company's operations in other regions of the United States. InfrastruX Group is parent to firms that provide specialized utility contracting services in 20 states, primarily on the East Coast, in the Midwest and Mid-South. Through acquisitions, InfrastruX Group is strategically growing our company in heavily concentrated energy-based regions.

OUR PERSONAL CONTACTS WITH CUSTOMERS ARE VITALLY IMPORTANT

In 2001, the efforts of our employees typified our commitment to achieving high levels of customer service while keeping costs in check. In a benchmarking study of cost efficiency – measuring what it costs utilities to deliver energy to customers – Puget Sound Energy ranks as one of the best among combination natural gas and electric investor-owned utilities. Our $161 annual-cost-per-customer performance is well below the $272 industry average and that of the other major Washington state utilities.

Our customer satisfaction levels remain high even as we drive innovation, manage market and financial risk, and keep costs low.

Every year we measure our service performance against 10 stringent benchmarks to evaluate our commitment to customer service and reliability. We earned strong scores last year in service reliability, response to natural gas emergencies and meeting scheduled service appointments on time – important services to our customers.

While we focus on the basics of delivering safe, reliable and efficient energy service, we also provide options wanted by our customers.

Through new technologies, we are able to serve more customers efficiently and cost-effectively. By using the Internet, customers may pay their bills, review their accounts and monitor their day-to-day electricity and natural gas use online. We continually look to develop



Customers appreciate the knowledge, kindness and respect of our employees when contacting us through our state-of-the-art Customer Access Center, which handles 3 million contacts a year.
PSE Overall Customer Satisfaction Rating
92%
92%
89%
85%
INDUSTRY AVERAGE 69%
98
99
00
01



Twenty-four hours a day, 365 days a year, our utility's Customer Access Center representatives, like Tajuana Davidson, are on duty to answer customers' questions and coordinate any service they need from the company.



By using our utility's multiple products and services, Puget Sound Energy customers spend less on energy, creating value for themselves and the company.

other offerings to expand ways our customers can interact with us.

And while we give customers more electronic options, our personal contact with them is critically important. Through the 24-hour services of our state-of-the-art Customer Access Center, we stay in direct contact with our customers every hour of the day throughout the year.

OUR CUSTOMERS HELP GUIDE US

The ideas, innovation, and hard work of our employees and professional partners certainly are cause for pride. But nothing gives us a greater sense of accomplishment than our customers' willingness to take advantage of the services we offer.

Through the positive relationships we build with our customers, we come to an understanding of what customers value. This allows our company to identify the outcomes customers want to achieve with their natural gas and electric service.

Our customers are showing us they want to be our partners in creating a more efficient and less costly energy system that's better for the environment. In fact, as much as anything else, the keen participation of our customers in Personal Energy Management is the reason we won two prized national utility awards last year.

With the Northwest facing the prospect of possible power shortages amid a record drought, our 1.2 million customers stepped forward in 2001 and cut their energy use by around 5 percent. The biggest energy savings were posted by customers paying Personal Energy Management's time-of-use rates; their electricity cutbacks were about one-fifth greater than those of customers paying the traditional flat rate. All told, our Personal Energy Management customers saved enough power during the last half of 2001 to serve about 14,000 homes.

Going forward, we will continue to find innovative solutions to energy supply problems that help all Puget Sound Energy customers manage their energy use and costs. The same kind of innovative approach that created Personal Energy Management will guide us in other endeavors to meet customers' needs. Customers will continue to see more specialized services they want, supported by efficient operations.

By using and spending less on energy, Puget Sound Energy customers create value for themselves and our company. This valuable relationship with customers will serve our future well.

For more than a century, Puget Sound Energy and its predecessor companies have delivered energy service to Seattle Steam Company, where our technicians work closely with plant engineers like Gerry Scott to find innovative ways to save energy and money.

Both Puget Sound Energy and InfrastruX Group have concentrated on assembling the right partners to satisfy customers and produce shareholder value.

Strong partnerships with skilled and experienced service providers Quanta Services, represented here by Charles Pimpleton of locally based Potelco Inc., and Pilchuck Contractors enable Puget Sound Energy to provide an even higher level of service to customers at low cost.

STRATEGIC PARTNERSHIPS CONTRIBUTE TO HIGH LEVELS OF RELIABILITY AT LOW COST

In the past year, Puget Sound Energy contracted with two highly specialized outside utility construction services firms – Quanta Services Inc. and Pilchuck Contractors Inc. – to construct and maintain the utility's natural gas and electric systems. While our utility continues to own the equipment – the pipes and wires – these service firms offer a high level of utility construction work at competitive prices, allowing Puget Sound Energy to control costs and increase operational efficiencies for customers.

Many of the men and women who performed the utility's construction and maintenance work as PSE employees voluntarily transferred to the unionized firms. The transfer has preserved good union jobs in the Puget Sound region for most of the affected employees.

OUR UNREGULATED BUSINESS PRODUCED EXCELLENT RESULTS

Outside its regulated utility business, Puget Energy is well served by the growth and consolidation of companies that specialize in high-quality construction services to the natural gas, power, telecommunications, water-and-sewer, and broadband business. Our company's wholly owned and unregulated subsidiary, InfrastruX Group, had a strong performance in 2001, its first full year of operation as a utility-services company.

InfrastruX Group met growth and profit projections, acquiring six companies last year. InfrastruX Group now owns eight operating subsidiaries with operations in 20 states. With these acquisitions, our unregulated business has consolidated annualized revenues of approximately $280 million, and has built strong regional positions on the East Coast, in the Midwest and Mid-South.

InfrastruX Group's future will continue to focus on acquiring mid-sized companies that specialize in the design, construction and operation of utility systems while pursuing a strategy of building a significant presence in combined geographic markets.

LAST YEAR PROVED OUR AGILITY TO RESPOND TO EVENTS – PLANNED AND UNPLANNED

In 2001, tight energy supplies and volatile natural gas and electricity prices, coupled with a regional drought that caused the worst hydroelectric conditions on record, tested every Pacific Northwest utility. At Puget Sound Energy, our people heightened their understanding – from a customer's perspective – of our ever-changing business. They used this knowledge, applying enthusiasm and creativity, to improve our services and ensure the success





The employees working for Puget Energy companies – Puget Sound Energy and InfrastruX Group – are among the best anywhere, creating value for customers as well as shareholders.

of our technological innovations that created new programs, like Personal Energy Management.

Focused on making Puget Sound Energy the best, our employees faced the challenges of 2001 with agility, responding quickly to changes in the markets.

And, while dealing with unprecedented change, our employees, determined to succeed and serve, helped keep costs low in 2001 and worked long hours to help take care of essential energy services for more than a million homes and businesses.

Our utility's ability to manage market and financial risk successfully led to an agreement last year with the Bonneville Power Administration to increase federal power benefits for our residential and small-farm customers.

Whatever the circumstance and challenges, from managing volatile energy markets to restoring service after an earthquake or fierce wind storm, Puget Sound Energy employees provide exemplary services, overcoming extraordinary odds through innovation and a determination to succeed and serve. For our employees, being the best means continually improving ways to serve customers' energy needs more efficiently, reliably, economically and safely.

At InfrastruX Group, our non-regulated subsidiary that is parent to leading utility service contracting companies, the employees of these companies share and adopt common processes to enhance performance and reduce costs.

The employees working for Puget Energy companies are among the best anywhere, creating more value for customers as well as shareholders.

COMMITTED TO SUPPORTING THE COMMUNITIES IN OUR SERVICE TERRITORY

Through Puget Energy's corporate-giving initiatives, our company focuses on the communities where our Puget Sound Energy customers live and work. From rural farmland areas to downtown Seattle, over the last five years Puget Energy has given more than $5 million in contributions to support programs that improve the quality of life and build stronger communities in the areas we serve.

Our company's and employees' generous support of organizations such as United Way, YWCA, The Salvation Army and Hopelink, among dozens of others, helps reach thousands of people in greatest need in our communities.

George Perry, a customer field-service inspector, works on a customer's natural gas water heater. The knowledge, skill and dedication of employees like George is what makes Puget Sound Energy one of the best energy-distribution companies anywhere.



Puget Energy's commitment to the community extends well beyond our energy-delivery role. We believe strongly in helping to support families, strengthen neighborhoods, and enhance the environment. One example of our commitment is our work with Captain Maynard Sargent and his colleagues at The Salvation Army. With the help of our contributions to The Salvation Army's Warm Home Fund, thousands of Washington households receive help paying their winter heating bills.

For those who have difficulty paying their winter heating bills, Puget Sound Energy customers and employees, as well as Puget Energy shareholders, contribute to The Salvation Army Warm Home Fund. The 20-year-old fund has helped nearly 70,000 people with their utility bills.

And through our environmental-stewardship efforts, we make a substantial commitment to preserving our natural resources. For example, facilities we built and maintain at our utility's hydroelectric projects enable migrating salmon to reach spawning areas in rivers, lakes and reservoirs.

We believe a commitment to good environmental policies and practices helps make our communities cleaner and healthier places to live and work.

POSITIONING OUR BUSINESSES FOR THE FUTURE

The events of 2001 validated how we have positioned our regulated and unregulated businesses to build long-term shareholder value.

Our exciting role in the transformation of the energy industry continues to accelerate. So do the challenges. Both the market and regulatory arenas continually test our ability to make the right decisions and to act with agility. They also present more change and more opportunity.

Our company is blessed with a talented, enthusiastic and resourceful group of employees who have a laser-beam focus on achieving results in the midst of uncertainty.

It is our people who are building Puget Energy into a premier energy company.

Puget Energy

2001 FORM 10-K

Puget Sound Energy Service Area

1. BELLINGHAM
2. EVERETT
3. SEATTLE
4. BELLEVUE (CORPORATE HEADQUARTERS)
5. FEDERAL WAY
6. TACOMA
7. OLYMPIA (STATE CAPITAL)
8. JACKSON PRAIRIE UNDERGROUND GAS STORAGE

- COMBINED ELECTRIC AND NATURAL GAS SERVICE
- NATURAL GAS SERVICE
- ELECTRIC SERVICE


1
2
3
4
5
6
7
8

InfrastruX Group Locations

1. CHAPMAN CONSTRUCTION COMPANY L.P. MCKINNEY, TX
2. INTERCON CONSTRUCTION COMPANY MADISON, WI
3. LINEAL INDUSTRIES INC. MCKEES ROCK, PA
4. SKIBECK PIPELINE COMPANY, INC. RANDOLPH, NY
5. TEXAS ELECTRIC UTILITY COMPANY SHERMAN, TX
6. TRAFFORD CORPORATION TRAFFORD, PA
7. UTILX CORPORATION AND UTILX LINE SERVICES CORPORATION KENT, WA


7
2
4
3
6
5
1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

/ X / **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001
OR

/ / **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

COMMISSION FILE NUMBER	EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER, STATE OF INCORPORATION, ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, TELEPHONE	I.R.S. EMPLOYER IDENTIFICATION NUMBER
1-16305	PUGET ENERGY, INC. A Washington Corporation 411 – 108th Avenue N.E. Bellevue, Washington 98004-5515 (425) 454-6363	91-1969407
1-4393	PUGET SOUND ENERGY, INC. A Washington Corporation 411 – 108th Avenue N.E. Bellevue, Washington 98004-5515 (425) 454-6363	91-0374630

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH LISTED
Puget Energy, Inc.	
Common Stock, $0.01 par value	N. Y. S. E.
Preferred Share Purchase Rights	N. Y. S. E.
Puget Sound Energy, Inc.	
7.45% Series II, Preferred Stock	
(Cumulative, $25 Par Value)	N. Y. S. E.
8.4% Capital Securities	N. Y. S. E.

Securities registered pursuant to Section 12(g) of the Act:

TITLE OF EACH CLASS
Puget Sound Energy, Inc.
Preferred Stock (Cumulative, $100 Par Value)
8.231% Capital Securities

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes/X/ No/ /

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. / /

The aggregate market value of the voting stock held by non-affiliates of Puget Energy, Inc. at December 31, 2001, was approximately $1,904,938,000. The number of shares of Puget Energy, Inc.'s common stock outstanding at March 1, 2002, was 87,327,324.

All of the outstanding shares of voting stock of Puget Sound Energy, Inc. are held by Puget Energy, Inc.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Puget Energy proxy statement for its 2002 Annual Meeting of Shareholders to be filed with the Commission pursuant to Regulation 14A not later than 120 days after December 31, 2001 are incorporated by reference in Part III hereof.

This Annual Report on Form 10-K is a combined report being filed separately by two different registrants: Puget Energy, Inc. (Puget Energy) and Puget Sound Energy, Inc. (PSE). PSE makes no representation as to the information contained in this report relating to Puget Energy and the subsidiaries of Puget Energy other than PSE and its subsidiaries.

Index

Definitions

ABBREVIATION	MEANING
AFUCE	Allowance for Funds Used to Conserve Energy
AFUDC	Allowance for Funds Used During Construction
BPA	Bonneville Power Administration
CAAA	Clean Air Act Amendments
CAISO	California Independent System Operator
Cabot	Cabot Oil & Gas Corporation
Chelan	Public Utility District No. 1 of Chelan County, Washington
Dth	Dekatherm (one Dth is equal to one MMBtu)
FERC	Federal Energy Regulatory Commission
InfrastruX	InfrastruX Group, Inc.
KW	Kilowatts
KWH	Kilowatt Hours
LNG	Liquified Natural Gas
MMBtu	*One Million British Thermal Units*
MW	Megawatts (one MW equals one thousand KW)
MWH	Megawatt Hours
Montana Power	The Montana Power Company
NPC	Williams/Northwest Pipeline Corporation
PGA	Purchased Gas Adjustment
PG&E	Pacific Gas & Electric Company
PGT	Pacific Gas & Electric Gas Transmission – Northwest
PSE	Puget Sound Energy, Inc.
PUDs	Washington Public Utility Districts
Puget Energy	Puget Energy, Inc.
PURPA	Public Utility Regulatory Policies Act
RTO	Regional Transmission Organization
Schlumberger	Schlumberger North America
WEGM	Washington Energy Gas Marketing Company
Washington Commission	Washington Utilities and Transportation Commission
WNG	Washington Natural Gas Company

FORWARD-LOOKING STATEMENTS

Puget Energy and PSE are including the following cautionary statement in this Form 10-K to make applicable and to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by or on behalf of Puget Energy or PSE. This report includes forward-looking statements, which are statements of expectations, beliefs, plans, objectives, assumptions or future events or performance. Words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "projects," "will likely result," "will continue" or similar expressions identify forward-looking statements.

Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed. Puget Energy's and PSE's expectations, beliefs and projections are expressed in good faith and are believed by Puget Energy and PSE, as applicable, to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in records and other data available from third parties, but there can be no assurance that Puget Energy's and PSE's expectations, beliefs or projections will be achieved or accomplished.

In addition to other factors and matters discussed elsewhere in this report, some important factors that could cause actual results or outcomes for Puget Energy and PSE to differ materially from those discussed in forward-looking statements include:

- *the outcome and timing of general and interim rate cases filed by PSE with the Washington Commission on November 26, 2001 and December 3, 2001, respectively, which request electric and gas rate increases to address significant underrecovery of PSE's projected power costs, among other issues;*
- *governmental policies and regulatory actions, including those of the FERC and the Washington Commission, with respect to allowed rates of return, financings, industry and rate structures, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased energy and other capital investments, and present or prospective wholesale and retail competition;*
- *weather, which can have a potentially serious impact on PSE's ability to procure adequate supplies of gas, fuel or purchased power to serve its customers and on the cost of procuring such supplies;*
- *hydroelectric conditions, which can have a potentially serious impact on electric capacity and PSE's ability to generate electricity;*
- *wholesale energy prices, including the effect of price controls promulgated in June 2001 by FERC on the availability and price of wholesale energy purchases and sales in the western United States;*
- *effect of wholesale and retail competition (including, but not limited to, electric retail wheeling and transmission costs);*
- *changes in, and compliance with, environmental and endangered species laws and policies;*
- *industrial, commercial and residential growth and demographic patterns in the service territories of PSE;*
- *the loss of any significant customer, or changes in the business of a major customer that may result in changes in demand for services of PSE;*
- *impact of significant events, such as the attack on September 11, 2001;*
- *the ability of Puget Energy and PSE to access the capital markets to support requirements for working capital, construction costs and the repayment of maturing debt;*
- *capital market conditions, including changes in the availability of capital or interest rate fluctuations;*
- *changes in Puget Energy's or PSE's credit ratings, which may have an adverse impact on the availability and cost of capital;*
- *legal and regulatory proceedings; and*
- *employee workforce factors, including strikes, work stoppages or the loss of a key executive.*

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, Puget Energy and PSE undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

PART ONE

ITEM 1 | BUSINESS

GENERAL

On January 1, 2001, Puget Sound Energy, Inc. (PSE) reorganized into a holding company structure. This reorganization resulted in the creation of a new holding company, Puget Energy, Inc. (Puget Energy). Pursuant to the reorganization, Puget Energy became the owner of all PSE's outstanding common stock. Holders of PSE's existing common stock exchanged their common stock on a one-for-one basis for common stock of Puget Energy.

Puget Energy is an energy services holding company incorporated in the State of Washington in 1999. All of its operations are conducted through its subsidiaries. Subject to limited exceptions, Puget Energy is exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935.

PUGET SOUND ENERGY, INC.

PSE is a public utility incorporated in the State of Washington. PSE furnishes electric and gas service in a territory covering approximately 6,000 square miles, principally in the Puget Sound region of Washington state.

At December 31, 2001, PSE had approximately 940,600 electric customers, consisting of 834,200 residential, 100,600 commercial, 4,000 industrial and 1,800 other customers; and approximately 606,000 gas customers, consisting of 556,000 residential, 47,100 commercial, 2,800 industrial and 100 other customers. At December 31, 2001, approximately 298,600 customers purchased both forms of energy from PSE. For the year 2001, PSE added approximately 17,000 electric customers and approximately 15,200 gas customers, representing annualized growth rates of 1.8% and 2.6%, respectively. During 2001, PSE's billed retail revenues from electric utility operations were derived 42% from residential customers, 36% from commercial customers, 20% from industrial customers and 2% from other customers. PSE's retail revenues from gas utility operations were derived 60% from residential customers, 32% from commercial customers, 6% from industrial customers and 2% from transportation and other customers. During this period, the largest customer accounted for 3.4% of PSE's operating revenues.

PSE is affected by various seasonal weather patterns throughout the year and, therefore, utility revenues and associated expenses are not generated evenly during the year. Variations in energy usage by consumers occur from season to season and from month to month within a season, primarily as a result of weather conditions. PSE normally experiences its highest retail energy sales in the first and fourth quarters of the year. Sales of electricity to wholesale customers also vary by quarters and years depending principally upon streamflow conditions for the generation of surplus hydroelectric power, customer usage and the market demand by wholesale customers. Earnings can be significantly influenced by surplus electric sales, regional energy prices, variations in weather, hydro conditions and market demand. PSE has a Purchased Gas Adjustment mechanism (PGA) in retail gas rates to recover variations in gas supply and transportation costs. PSE continues to operate without an electric rate adjustment mechanism.

During the period from January 1, 1997 through December 31, 2001, PSE made gross electric utility plant additions of $913 million and retirements of $161 million. In the five-year period ended December 31, 2001, PSE made gross gas utility plant additions of $537 million and retirements of $63 million. In the same five-year period, PSE made gross common utility plant additions of $311 million and retirements of $30 million. Gross electric utility plant at December 31, 2001 was approximately $4.2 billion, which consisted of 58% distribution, 27% generation, 6% transmission and 9% general plant and other. Gross gas utility plant at December 31, 2001 was approximately $1.6 billion, which consisted of 85% distribution, 6% transmission and 9% general plant and other. Gross common utility general plant at December 31, 2001 was approximately $363 million.

At year-end PSE had 2,480 aggregate full-time equivalent employees.

INFRASTRUX GROUP, INC.

InfrastruX Group, Inc. (InfrastruX) was incorporated in the State of Washington in 2000 as a holding company for non-regulated businesses that provide design, construction, engineering and other infrastructure services to the utility industry. Since its formation, InfrastruX has acquired nine companies engaged in some or all of the following services in their respective regions, primarily the Mid-West, Texas and the Eastern United States:

- installing, replacing and restoring underground cables and pipes for utilities and telecommunication providers;
- pipeline construction, maintenance and rehabilitation services for the natural gas and petroleum industries, including directional drilling and vacuum excavation; and
- distribution and transmission overhead electric construction services to electric utilities and cooperatives.

At year-end, InfrastruX and its subsidiaries had 1,492 aggregate full-time equivalent employees.

UTILITY INDUSTRY OVERVIEW

In 1996 and 1997, the Federal Energy Regulatory Commission (FERC) issued orders that require utilities, including PSE, to file open access transmission tariffs that will make utilities' electric transmission systems available to wholesale sellers and buyers on a nondiscriminatory basis. A number of states, including California, have restructured their electric industries to separate or "unbundle" power generation, transmission and distribution in order to permit new competitors to enter the marketplace. However, due to the extreme price volatility, energy shortages and financial collapse of utilities that occurred in California during 2000, several states are reviewing their policies on open access. To date, Washington state has not provided a statutory regulatory framework for retail competition with respect to customers of investor-owned utilities. On April 15, 2001, however, the Washington Utilities and Transportation Commission (Washington Commission) issued an order allowing PSE's large industrial customers whose rates were linked to a market index to choose their supplier of electricity or to self generate. If an industrial customer chooses an alternate supplier, PSE will provide the transportation of electricity to the customer's premise and charge that customer for the service. In 2001, 13 commercial and industrial customers chose such service.

Beginning in mid 2000 through June 2001, the West Coast energy market was experiencing extraordinary market conditions. Wholesale energy prices had greatly exceeded historical norms, reflecting unfavorable hydro conditions and unscheduled outages of generating facilities in the West, among other factors. Supply constraints led to rolling blackouts in certain areas of California during 2000. The region's turbulence and the financial troubles of the California energy market are drawing attention from various state and federal regulatory and political authorities. Numerous changes have been proposed to address the region's issues. On June 19, 2001, FERC implemented price controls on wholesale electricity sales in the western states and a dramatic decline in wholesale electric prices occurred by the end of the second quarter of 2001. This decline has diminished the value of PSE's excess electric energy during that period and into the foreseeable future.

On December 20, 1999, FERC issued Order 2000 to advance the formation of Regional Transmission Organizations (RTOs). This regulation required each public utility that owns, operates or controls facilities for the transmission of electric energy in interstate commerce to file with FERC by October 15, 2000 plans for forming and participating in an RTO. FERC's goal is to promote efficiency in wholesale electricity markets and to reduce prices electricity consumers pay to the lowest price possible for reliable service. On October 16, 2000, PSE and five other utilities filed with FERC their proposal for an independent transmission company, which would serve six states. The independent transmission company would be a member of the planned regional transmission organization. Any final proposal that emerges is subject to approval by the FERC and relevant state public utility commissions.

Since 1986, PSE has been offering gas transportation as a separate service to industrial and commercial customers who choose to purchase their gas supply directly from producers and gas marketers. The continued evolution of the natural gas industry, resulting primarily from FERC Orders 436, 500 and 636, has served to increase the ability of large gas end-users to independently obtain gas supply and transportation services. Although PSE has not lost any substantial industrial or commercial load as a result of such activities, in certain years up to 160 customers annually have taken advantage of unbundled transportation service; in 2001, 112 commercial and industrial customers, on average, chose to use such service. The shifting of customers from sales to transportation does not materially impact utility margin, as PSE earns similar margins on transportation service as it does on large volume, interruptible gas sales.

REGULATION AND RATES

PSE is subject to the regulatory authority of (1) the Washington Commission as to retail utility rates, accounting, the issuance of securities and certain other matters and (2) FERC with respect to the transmission of electric energy, the resale of electric energy at wholesale, accounting and certain other matters. (See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Rate Matters.")

ELECTRIC SUPPLY

At December 31, 2001, PSE's peak electric power resources were approximately 4,970,035 KW. PSE's historical peak load of approximately 4,847,000 KW occurred on December 21, 1998.

During 2001, PSE's total electric energy production was supplied 33.9% by its own resources, 14.8% through long-term contracts with several of the Washington Public Utility Districts (PUDs) that own hydroelectric projects on the Columbia River, 26.8% from other firm purchases and 24.5% from non-firm purchases.

The following table shows PSE's electric energy supply resources at December 31, 2001, and energy production during the year:

	PEAK POWER RESOURCES AT DECEMBER 31, 2001		2001 ENERGY PRODUCTION	
	KILOWATTS	%	KILOWATT-HOURS (THOUSANDS)	%
Purchased resources:				
Columbia River				
PUD contracts (Hydro)	1,431,900	28.8%	4,230,574	14.8%
Other hydro[1]	535,660	10.8%	964,628	3.4%
Other producers[1]	1,211,675	24.4%	6,706,560	23.4%
Non-firm energy purchases	N/A	N/A	6,987,319	24.5%
Total purchased	3,179,235	64.0%	18,889,081	66.1%
Company-controlled resources:				
Hydro	300,000	6.0%	1,101,373	3.9%
Coal	700,000	14.1%	5,038,834	17.6%
Natural gas/oil	790,800	15.9%	3,543,880	12.4%
Total Company controlled	1,790,800	36.0%	9,684,087	33.9%
Total	4,970,035	100.0%	28,573,168	100.0%

1 Power received from other utilities is classified between hydro and other producers based on the character of the utility system used to supply the power or, if the power is supplied from a particular resource, the character of that resource.

Company-Controlled Electric Generation Resources PSE and other utilities are joint owners of four mine-mouth, coal-fired, steam-electric generating units at Colstrip, Montana, approximately 100 miles east of Billings, Montana. PSE owns a 50% interest (330,000 KW) in Units 1 and 2 and a 25% interest (370,000 KW) in Units 3 and 4. The owners of the Colstrip Units purchase coal for the Units from Western Energy Company (Western Energy), under the terms of long-term coal supply agreements. The coal supply agreements for Colstrip 1 and 2 and Colstrip 3 and 4 will expire in 2009 and 2019, respectively. PSE also has the following plants with an aggregate net generating capability of 1,090,750 KW:

PLANT NAME	PLANT TYPE	TOTAL KW	YEAR INSTALLED
Upper Baker River	Hydro	91,000	1959
Lower Baker River	Hydro	71,000	Reconstructed 1960 Upgraded 2001
White River	Hydro	70,000	1911
Snoqualmie Falls	Hydro	42,000	1898 to 1911 and 1957
Electron	Hydro	26,000	1904 to 1929
Fredonia 1 & 2	Dual fuel combustion turbines	210,000	1981
Fredrickson Units 2 & 3	Dual fuel combustion turbines	150,000	1981
Whitehorn Units 2 & 3	Dual fuel combustion turbines	150,000	1984
Fredonia 3 & 4	Dual fuel combustion turbines	108,000	2001
Encogen	Natural gas cogeneration	170,000	1999
Crystal Mountain	Internal combustion	2,750	1969

All of these generating facilities, except the Colstrip, Montana plants, are located in PSE's service territory.

On December 19, 1997, PSE was issued a 50-year license by FERC for its existing and operating White River project which includes authorization to install an additional 14,000 KW generating unit. PSE has filed for a rehearing with FERC on conditions of the license related to measures designed to enhance salmon runs on the White River, because those conditions may make the plant uneconomic to operate. On June 30, 1999, FERC issued a stay in the license proceeding. This additional time allows PSE, state agencies, local governments and public interest groups to resolve common issues relating to the plant's continued operation and economics. The licensing proceeding is ongoing. The initial license for the existing and operating Snoqualmie Falls project expired in December 1993, and PSE continues to operate this project under a temporary license. PSE is continuing the FERC application process to relicense this project.

Columbia River Electric Energy Supply Contracts During 2001, approximately 14.8% of PSE's energy output was obtained at an average cost of approximately 17.98 mills per kWh through long-term contracts with several of the Washington PUDs that own and operate hydroelectric projects on the Columbia River.

PSE's purchases of power from the Columbia River projects are generally on a "cost of service" basis under which PSE pays a proportionate share of the annual debt service and operating and maintenance costs of each project in proportion to the contractual shares that PSE has rights to from such project. Such payments are not contingent upon the projects being operable, which means PSE is required to make the payments even if power is not being delivered. These projects are financed through substantially level debt service payments, and their annual costs may vary over the term of the contracts as additional financing is required to meet the costs of major maintenance, repairs or replacements or license requirements.

PSE has contracted to purchase from Chelan County PUD (Chelan) a 50% share of the output of the original units of the Rock Island Project, which percentage will remain unchanged for the duration of the contract that expires in 2012. PSE has also contracted to purchase the output of the additional Rock Island units for the duration of the contract. As of December 31, 2001, PSE's aggregate annual capacity from all units of the Rock Island Project was 495,900 KW. PSE's share of output of the additional Rock Island units may be reduced by up to 10% per year which began July 1, 2000, subject to a maximum aggregate reduction of 50%, upon the exercise of rights of withdrawal by Chelan for use in its local service area. The schedule of withdrawals by Chelan for the additional Rock Island units is as follows:

DATE OF WITHDRAWAL	WITHDRAWAL PERCENTAGE	PSE CAPACITY AFTER WITHDRAWAL
July 1, 2000	5%	95%
July 1, 2002	10%	85%
July 1, 2003	10%	75%
February 1, 2005	10%	65%
July 1, 2005	10%	55%
November 1, 2006	5%	50%

PSE has contracted to purchase from Chelan 38.9% (505,000 KW as of December 31, 2001) of the annual output of the Rocky Reach Project, which percentage remains unchanged for the remainder of the contract which expires in 2011. PSE has contracted to purchase from Douglas County PUD 31.3% (261,000 KW as of December 31, 2001) of the annual output of the Wells Project, the percentage of which remains unchanged for the remainder of the contract which expires in 2018. PSE has contracted to purchase from Grant County PUD 8.0% (72,000 KW as of December 31, 2001) of the annual output of the Priest Rapids Development and 10.8% (98,000 KW as of December 31, 2001) of the annual output of the Wanapum Development, which percentages remain unchanged for the remainder of the contracts which expire in 2005 and 2009, respectively.

On December 28, 2001, PSE signed a contract offer for new contracts for the Priest Rapids and Wanapum Developments. Under terms of these contracts, PSE will continue to obtain capacity and energy for the term of any new license to be obtained by Grant County PUD for these Developments. The terms and conditions of these contracts are being finalized.

Electric Energy Supply Contracts and Agreements With Other Utilities PSE has entered into long-term firm purchased power contracts with other utilities in the region. PSE is generally not obligated to make payments under these contracts unless power is delivered.

Under a 1985 settlement agreement relating to Washington Public Power Supply System Nuclear Project No. 3, in which PSE had a 5% interest, PSE is entitled to receive from BPA beginning January 1, 1987, electric power during the months of November through April. Under the contract, PSE is guaranteed to receive not less than 191,667 MWH in each contract year until PSE has received total deliveries of 5,833,333 MWH. PSE expects the contract to be in effect until at least June 2008. Also pursuant to the 1985 settlement agreement, BPA has an option to request that PSE deliver up to 67 MW of exchange energy to BPA in all months except May, July and August through the remaining term of the agreement which is no earlier than June 2008. BPA exercised its option for the period January through April 2001 and PSE delivered 59 MW of exchange energy in each month.

On April 4, 1988, PSE executed a 15-year contract, with provisions for early termination by PSE, for the purchase of firm energy supply from Avista Corporation (formerly Washington Water Power Company). This agreement calls for the delivery of 100 MW of capacity and 657,000 MWH of energy from the Avista system annually (75 annual average MW). Minimum and maximum delivery rates are prescribed. Under this agreement, the energy is to be priced at Avista's average generation and transmission cost, subject to certain price ceilings. This contract expires on December 31, 2002.

On October 27, 1988, PSE executed a 15-year contract for the purchase of firm power and energy from PacifiCorp. Under the terms of the agreement, PSE receives 120 average MW of energy and 200 MW of peak capacity. This contract expires on October 31, 2003.

On October 1, 1989, PSE signed a contract with The Montana Power Company under which Montana Power provides PSE, from its share of Colstrip Unit 4, 71 average MW of energy (97 MW of peak capacity) over a 21-year period. This contract expires in December 2010.

PSE executed an exchange agreement with Pacific Gas & Electric Company (PG&E) which became effective on January 1, 1992. Under the agreement, 300 MW of capacity together with 413,000 MWH of energy are exchanged seasonally every year on a unit-for-unit basis. No payments are made under this agreement. PG&E is a summer peaking utility and will provide power during the months of November through February. PSE is a winter peaking utility and will provide power during the months of June through September. Each party may terminate the contract for various reasons. In January 2001, PG&E did not meet all of its exchange delivery obligations to PSE due to resource shortfalls on the PG&E electrical system. However, PG&E did deliver in November 2001 and December 2001 the balance of the amount owed. On December 20, 2001, PSE gave notice to PG&E of termination of the exchange agreement under the five-year notice provision of the contract.

In October 1997, a 10-year power exchange agreement between PSE and Powerex (a subsidiary of a British Columbia utility) became effective. Under this agreement Powerex pays PSE for the right to deliver power up to 1,500,000 MWH annually to PSE at the Canadian border in exchange for PSE delivering power to Powerex at various locations in the United States.

Electric Energy Supply Contracts and Agreements With Non-Utilities As required by the federal Public Utility Regulatory Policies Act (PURPA), PSE entered into long-term firm purchased power contracts with non-utility generators. The most significant of these are the contracts described below which PSE entered into in 1989, 1990 and 1991 with operators of natural gas-fired cogeneration projects. PSE purchases the net electrical output of these three projects at fixed and annually escalating prices which were intended to approximate PSE's avoided cost of new generation projected at the time these agreements were made. PSE's estimated payments under these three contracts are $209.0 million for 2002, $208.0 million for 2003, $222.0 million for 2004, $225.0 million for 2005, $231.0 million for 2006 and in the aggregate, $1.3 billion thereafter through 2012.

On June 29, 1989, PSE executed a 20-year contract to purchase 70 average MW of energy and 80 MW of capacity, beginning October 11, 1991, from the March Point Cogeneration Company (March Point), which owns and operates a natural gas-fired cogeneration facility known as March Point Phase I, located at the Equilon refinery in Anacortes, Washington. On December 27, 1990, PSE executed a second contract (having a term coextensive with the first contract) to purchase an additional 53 average MW of energy and 60 MW of capacity, beginning in January 1993, from another natural gas-fired cogeneration facility owned and operated by March Point, which facility is known as March Point Phase II and is located at the Equilon refinery in Anacortes, Washington.

On February 24, 1989, PSE executed a 20-year contract to purchase 108 average MW of energy and 123 MW of capacity, beginning in April 1993, from Sumas Cogeneration Company, L.P., which owns and operates a natural gas-fired cogeneration project located in Sumas, Washington.

In December 1999, PSE bought out the remaining 8.5 years of one of the natural gas supply contracts serving Encogen from Cabot Oil & Gas Corporation (Cabot) which provided approximately 60% of the plant's natural gas requirements. PSE became the replacement gas supplier to the project for 60% of the supply under the terms of the Cabot Agreement. The Washington Commission issued an order creating a regulatory asset relating to the $12 million payment that requires PSE to accrue carrying costs on the unamortized balance over the first three years.

On March 20, 1991, PSE executed a 20-year contract to purchase 216 average MW of energy and 245 MW of capacity, beginning in April 1994, from Tenaska Washington Partners, L.P., which owns and operates a natural gas-fired cogeneration project located near Ferndale, Washington. In December 1997 and January 1998, PSE and Tenaska Washington Partners entered into revised agreements in which PSE became the principal natural gas supplier to the project and power purchase prices under the Tenaska contract were revised to reflect market-based prices for the natural gas supply. PSE obtained an order from the Washington Commission creating a regulatory asset related to the $215 million restructuring payment. In addition, PSE is responsible for any potential tax indemnification to the seller imposed by the Internal Revenue Service up to a maximum of $30 million. Under terms of the order, PSE is allowed to accrue as an additional regulatory asset one-half the carrying costs of the deferred balance over the first five years.

Electric Rates and Regulation The order approving the merger of Puget Sound Power & Light Company, Washington Energy Company and Washington Natural Gas Company (Merger), issued by the Washington Commission on February 5, 1997, contained a rate plan designed to provide a five-year period of rate certainty for customers and to provide PSE with an opportunity to achieve a reasonable return on investment. General electric tariff rates were stipulated to increase annually between 1.0% and 1.5% depending on rate class on January 1 of 1998 through 2001. PSE has had no electric rate adjustment mechanism during the rate stability period to adjust for changes in electric energy supply costs or fuel costs. These variances may now significantly influence earnings. The rate stabilization period ended on December 31, 2001.

On November 26, 2001, PSE filed a petition with the Washington Commission requesting an electric rate increase of $228.3 million. The Washington Commission is expected to make a decision on the general rate increase by no later than October 25, 2002. Also, on December 3, 2001, PSE filed a petition with the Washington Commission requesting an electric interim rate increase of $170.7 million to be collected by the end of October 2002. The interim filing requested deferral of excess power costs and an increase in rates to recover the underrecovered power costs until long-term rates are authorized. On December 28, 2001, the Washington Commission issued an order authorizing PSE to defer certain excess power costs from January 1, 2002 through March 31, 2002 for consideration of recovery in the interim and general rate cases. On February 11, 2002, PSE filed rebuttal testimony revising the collection period for the requested $170.7 million interim request as follows: collection of $136.2 million over the period March 15, 2002 through October 31, 2002 with the remaining deferral of $34.5 million over the period November 1, 2002 through October 31, 2003. A decision on the requested interim relief will be made by the Washington Commission before March 31, 2002.

On April 25, 2001, the Washington Commission approved "time-of-day" rates for approximately 300,000 residential electric customers for the period May 1, 2001 through September 30, 2001. On September 26, 2001, the Washington Commission authorized the extension of the "time-of-day" rates pilot program for residential customers through May 31, 2002 to allow approximately 20,000 business customers to participate in a "time-of-day" rates program from October 1, 2001 through September 30, 2002. In the order, if the cumulative revenues collected under the "time-of-day" tariffs during the beginning through the end of the program exceed the revenues that would have been collected under the original tariffs, PSE must defer any overcollection and refund it to participating customers. Through December 31, 2001, revenues billed under the "time-of-day" tariff have been slightly less than original tariffs by an immaterial amount, thus no deferred liability was established at December 31, 2001. Personal Energy Management consumption information is available to all classes of customers. Customers are able to monitor their energy usage and shift usage to low-demand off-peak periods. This program is intended to reduce the demand for peak power generation and provide customers information to effectively manage energy usage.

On April 25, 2001, the Washington Commission authorized PSE to provide a conservation incentive credit to its retail electric customers. The conservation incentive credit was to reduce customers' bills by $.05 per kWh for each kWh reduction in excess of 10% from the same billing period in the prior year through December 31, 2001. On November 7, 2001, the Washington Commission approved PSE's request to terminate the conservation incentive credit program effective November 8, 2001. During 2001, the conservation incentive credit decreased revenues by $19.5 million due to the reduction in customers' kWh usage above 10%.

On April 15, 2001, the Washington Commission issued an order allowing PSE's large industrial customers whose rates were linked to a market index to choose their supplier of electricity or self-generate. If an industrial customer chooses an electric supplier, PSE will provide the transportation of electricity to the customer's premise and charge that customer for the service.

On June 13, 2001, the Washington Commission approved an amended Residential Purchase and Sale Agreement between PSE and the BPA, under which PSE's residential and small farm customers would continue to receive benefits of federal power. Completion of this agreement enabled PSE to continue to provide, and in fact increase, effective January 1, 2002, the Residential and Farm Energy Exchange Credit to residential and small farm customers. The amended settlement agreement provides that, for its residential and small farm customers, (a) PSE will receive cash payment benefits during the period July 1, 2001 through September 30, 2006 and (b) benefits in the form of power or cash payments during the period October 1, 2006 through September 30, 2011. Any such benefits may vary, depending on the outcome of regulatory and legal proceedings and reviews. For example, a number of parties are challenging in the Ninth Circuit Court of Appeals BPA's authority to enter into or perform the amended Residential Purchase and Sale Agreement between PSE and BPA. For calendar year 2001, the benefits of the Residential and Farm Energy Exchange credited to customers were $103.1 million as compared to an offsetting reduction in Purchased Electricity Expense of $75.9 million. PSE expects payments from BPA (recorded as a reduction in Purchased Electricity Expense) in the amount of $127.3 million for the period January 2002 through September 2002 and $702.2 million for the period October 2002 through September 2006. Eligible residential and farm customers will receive credits to their bills in the same amounts.

To implement this agreement for rate purposes, the Washington Commission approved tariff revisions (a) that were intended to transfer the Residential and Farm Energy Exchange credit in effect since October 1, 1995 in the amount of 1.085 cents per kWh, to general rates effective July 1, 2001 and (b) to provide a supplemental Residential and Farm Exchange credit for eligible residential and small farm customers. This Residential and Farm Exchange Benefit Supplemental Rider will be a credit of .265 cents per kWh for the period January 1, 2002 through September 30, 2002, .600 cents per kWh for the period October 1, 2002 through May 31, 2006 and 1.050 cents per kWh for the period June 1, 2006 through September 30, 2006. The approval of the tariffs by the Washington Commission, effective July 1, 2001, was without predetermining or prejudicing any argument as to whether or how the terms of the Washington Commission's order dated February 5, 1997, regarding the merger of Washington Natural Gas Company and Puget Sound Power and Light Company into Puget Sound Energy, "have been fulfilled, or as of what effective date any relief, if warranted, should be granted." On October 17, 2001, the Public Counsel Section of the Washington State Attorney General's Office filed a complaint with the Washington Commission alleging that PSE has violated the Washington Commission's 1997 merger order. The Public Counsel's complaint is that PSE's residential and small farm customers should receive both the reduction in rates equal to the residential exchange credit in place prior to July 1, 2001, and in addition, the benefits of the amended agreement for residential and small benefits received from BPA. If Public Counsel's position were upheld, PSE's electric revenues for the last six months of 2001 would be reduced by approximately $51.1 million. While PSE believes this complaint is without merit, PSE is unable to predict the outcome of this proceeding. A decision in the proceeding is expected in 2002.

ELECTRIC OPERATING STATISTICS

TWELVE MONTHS ENDED DECEMBER 31	2001	2000	1999
Operating revenues by classes (thousands):			
Residential	$ 583,714	$ 587,780	$ 586,416
Commercial	509,134	476,052	457,339
Industrial	281,161	292,975	169,508
Other consumers	25,351	98,888	35,919
Operating revenues billed to consumers[1]	1,399,360	1,455,695	1,249,182
Unbilled revenues – net increase (decrease)	(70,615)	66,700	(9,541)
Total operating revenues from consumers	1,328,745	1,522,395	1,239,641
Transportation	2,537	6	1,643
Sales to other utilities and marketers	1,021,376	1,249,294	316,728
Total operating revenues	$2,352,658	$2,771,695	$1,558,012
Number of customers (average):			
Residential	826,187	811,443	797,421
Commercial	100,015	98,758	96,756
Industrial	4,012	4,111	4,222
Other	1,758	1,548	1,497
Transportation	5	—	15
Total customers (average)	931,977	915,860	899,911
kWh generated, purchased and interchanged (thousands):			
Company generated	9,684,087	9,502,386	7,941,632
Purchased power	18,758,449	28,907,317	26,716,328
Interchanged power (net)	130,632	118,586	19,650
Total energy output	28,573,168	38,528,289	34,677,610
Losses and company use	(1,152,840)	(1,582,446)	(1,512,571)
Total energy sales	27,420,328	36,945,843	33,165,039

1 Operating revenues in 2001, 2000 and 1999 were reduced by $31.0 million, $35.4 million and $43.8 million, respectively, as a result of PSE's sale of $237.7 million of its investment in customer-owned conservation measures. (See "Operating Revenues — Electric" in Management's Discussion and Analysis and Note 1 to the Consolidated Financial Statements.)

ELECTRIC OPERATING STATISTICS (CONTINUED)

TWELVE MONTHS ENDED DECEMBER 31	2001	2000	1999
Electric energy sales, kWh (thousands):			
Residential	9,555,264	9,810,393	9,861,791
Commercial	7,953,165	7,677,032	7,482,280
Industrial	2,540,722	4,026,344	3,980,246
Other consumers	154,749	219,435	262,238
Total energy billed to consumers	20,203,900	21,733,204	21,586,555
Unbilled energy sales – net increase (decrease)	(278,392)	118,908	(155,023)
Total energy sales to consumers	19,925,508	21,852,112	21,431,532
Sales to other utilities and marketers	7,494,820	15,093,731	11,733,507
Total energy sales	27,420,328	36,945,843	33,165,039
Per residential customer:			
Annual use (kWh)	11,565	12,090	12,367
Annual billed revenue	$ 725.75	$ 745.44	$ 762.78
Billed revenue per kWh	$ 0.0628	$ 0.0617	$ 0.0617
Company-owned generation capability – KW:			
Hydro	300,000	310,700	310,700
Steam	700,000	680,000	771,900
Natural gas/oil	790,800	745,550	813,050
Total	1,790,800	1,736,250	1,895,650
Heating degree days	4,993	4,970	4,956
Percent of normal of 30-year average	101.7%	100.9%	101.0%
Load factor	59.8%	62.2%	62.6%

GAS SUPPLY

PSE currently purchases a blended portfolio of long-term firm, short-term firm and non-firm gas supplies from a diverse group of major and independent producers and gas marketers in the United States and Canada. PSE also enters into short-term physical and financial derivative instruments to hedge the cost of gas to service its customers. All of PSE's gas supply is ultimately transported through facilities of Williams/Northwest Pipeline Corporation (NPC), the sole interstate pipeline delivering directly into the Western Washington area.

PEAK FIRM GAS SUPPLY

DECEMBER 31, 2001	DTH PER DAY	%
Purchased gas supply:		
British Columbia	181,800	22.5
Alberta	65,800	8.1
United States	51,400	6.4
Total purchased gas supply	299,000	37.0
Purchased storage capacity:		
Clay Basin	96,600	11.9
Jackson Prairie	47,500	5.9
LNG	70,700	8.7
Total purchased storage capacity	214,800	26.5
Owned storage capacity:		
Jackson Prairie	265,000	32.8
Propane-air injection	30,000	3.7
Total owned storage capacity	295,000	36.5
Total peak firm gas supply	808,800	100.0

All peak firm gas supplies and storage are connected to PSE's market with firm transportation capacity.

For baseload and peak-shaving purposes, PSE supplements its firm gas supply portfolio by purchasing natural gas at generally lower prices in months of low market demand for gas, injecting it into underground storage facilities and withdrawing it during the winter heating season. Storage facilities at Jackson Prairie in Western Washington and at Clay Basin in Utah are used for this purpose. Peaking needs are also met by using PSE owned gas held in NPC's liquefied natural gas (LNG) facility at Plymouth, Washington, and by producing propane-air gas at a plant owned by PSE and located on its distribution system.

In 1998, PSE took assignment from a third party of a peaking gas supply service contract whereby PSE can divert up to 48,000 Dekatherms per day (one Dekatherm, or Dth, is equal to one million British thermal units or MMBtu) of gas it supplies to Tenaska away from the Tenaska Cogeneration Facility and toward its core gas load by causing Tenaska to operate its facility on distillate fuel and paying any additional costs of such operation.

PSE expects to meet its firm peak-day requirements for residential, commercial and industrial markets through its firm gas purchase contracts, firm transportation capacity, firm storage capacity and other firm peaking resources. PSE believes it will be able to acquire incremental firm gas supply to meet anticipated growth in the requirements of its firm customers for the foreseeable future.

Gas Supply Portfolio For the 2001-2002 winter heating season, PSE contracted for approximately 22.5% of its expected peak-day gas supply requirements from sources originating in British Columbia under a combination of long-term and winter-peaking purchase agreements. Long-term gas supplies from Alberta represent approximately 8.1% of the peak-day requirements. Long-term and winter peaking arrangements with U.S. suppliers and gas stored at Clay

Basin make up approximately 18.3% of the peak-day portfolio. The balance of the peak-day requirements is expected to be met with gas stored at Jackson Prairie, LNG held at NPC's Plymouth facility and propane-air resources, which represent approximately 38.7%, 8.7% and 3.7%, respectively, of expected peak-day requirements.

During 2001, approximately 40% of gas supplies purchased by PSE originated from British Columbia while 17% originated in Alberta and 43% originated in the United States.

The current firm, long-term gas supply portfolio consists of arrangements with 16 producers and gas marketers, with no single supplier representing more than 13% of expected peak-day requirements. Contracts have remaining terms ranging from less than one year to 10 years, with an average term of one and one-half years. All gas supply contracts contain market-sensitive pricing provisions based on several published indices.

PSE's firm gas supply portfolio is structured to capitalize on regional price differentials when they arise. Gas and services are marketed outside PSE's service territory (off-system sales) whenever on-system customer demand requirements permit. The geographic mix of suppliers and daily, monthly and annual take requirements permit a high degree of flexibility in selecting gas supplies during off-peak periods to minimize costs.

Gas Transportation Capacity PSE currently holds firm transportation capacity on pipelines owned by NPC and PG&E Gas Transmission-Northwest (PGT). Accordingly, PSE pays fixed monthly demand charges for the right, but not the obligation, to transport specified quantities of gas from receipt points to delivery points on such pipelines each day for the term or terms of the applicable agreements.

PSE holds firm year-round capacity on NPC's pipeline totaling 454,533 Dth per day, acquired under several agreements at various times. PSE has exchanged certain segments of its firm capacity with third parties to effectively lower transportation costs. PSE's firm transportation capacity contracts with NPC have remaining terms ranging from 3 to 14.5 years. However, PSE has either the unilateral right to extend the contracts under their current terms or the right of first refusal to extend such contracts under current FERC orders. PSE's firm transportation capacity on PGT's pipeline, totaling 90,392 Dth per day, has a remaining term of 22 years.

Gas Storage Capacity PSE holds storage capacity in the Jackson Prairie and Clay Basin underground gas storage facilities adjacent to NPC's pipeline. The Jackson Prairie facility, operated and one-third owned by PSE, is used primarily for intermediate peaking purposes, able to deliver a large volume of gas over a relatively short time period. Combined with capacity contracted from NPC's one-third stake in Jackson Prairie, PSE has peak, firm delivery capacity of over 340,000 Dth per day and total firm storage capacity exceeding 7,500,000 Dth at the facility. The location of the Jackson Prairie facility in PSE's market area provides significant cost savings by reducing the amount of annual pipeline capacity required to meet peak-day gas requirements. The Clay Basin storage facility is supply area storage and is utilized for withdrawals over the entire winter, capturing savings due to injecting lower cost gas supplies during the summer. PSE has maximum firm withdrawal capacity of over 110,000 Dth per day from the facility with total storage capacity exceeding 13,000,000 Dth. The capacity is held under two contracts with remaining terms of 12 and 18 years.

LNG and Propane-Air Resources LNG and propane-air resources provide gas supply on short notice for short periods of time. Due to their typically high cost, these resources are normally utilized as the supply of last resort in extreme peak-demand periods typically lasting a few hours or days. PSE has long-term contracts for storage of approximately 240,000 Dth of PSE owned gas as LNG at NPC's Plymouth facility, which equates to approximately three and one-half days' supply at maximum daily deliverability of 72,000 Dth. PSE owns storage capacity for approximately 1.4 million gallons of propane. The propane-air injection facilities are capable of delivering the equivalent of 30,000 Dth of gas per day for up to four days directly into PSE's distribution system.

Capacity Release FERC provided a capacity release mechanism as the means for holders of firm pipeline and storage entitlements to temporarily relinquish unutilized capacity to others in order to recoup all or a portion of the cost of such capacity. Capacity may be released through several methods including open bidding and by pre-arrangement. PSE continues to successfully mitigate a portion of the demand charges related to both storage and NPC and PGT pipeline capacity not utilized during off-peak periods. WNG CAP I, a wholly-owned subsidiary of PSE, was formed to provide additional flexibility and benefits from capacity release. Capacity release benefits are passed on to customers through the PGA.

Gas Rates and Regulation As a result of sharp increases in gas costs during 2000 and 2001, PSE filed two PGA and deferral amortization filings with the Washington Commission which were approved. The PGA filings allow PSE to recover expected increases in annual gas costs and deferral amortization filings allow PSE to recover prior period gas cost undercollection. As a result, gas rates to all sales customers increased by an average of 30.2% on August 1, 2000, and 26.4% again on January 12, 2001. Subsequent declines in gas costs led to PSE obtaining approval of another PGA and deferral amortization filing in 2001 resulting in an average 8.9% reduction in gas sales rates on September 1, 2001.

On June 25, 1998, PSE received approval from the Washington Commission to implement a new performance-based mechanism for strengthening its gas-supply purchasing and gas-storage practices. The PGA Incentive Mechanism, which encourages competitive gas purchasing and management of pipeline and storage capacity, became effective July 1, 1998 and terminated October 31, 2001. Incentive gains and losses from the three-year program were shared between customers and shareholders. After the first $0.5 million, which was allocated to customers, gains and losses were shared 40%/60% between PSE and customers up to $26.5 million, and 33%/67% thereafter. Gains or losses were determined relative to a weighted average index, which was reflective of PSE's gas supply and transportation contract costs. PSE's share of incentive gains or (losses) under the PGA Incentive Mechanism in 2001, 2000 and 1999 was approximately $(3.9) million, $7.5 million and $7.2 million, respectively, while customers' shares was approximately $(6.2) million, $11.7 million and $11.3 million, respectively.

On November 26, 2001, PSE filed a petition with the Washington Commission requesting a general gas rate increase of $85.9 million to cover the increased distribution costs to meet high growth rate in customer demand—excluding the cost of natural gas. The Washington Commission is expected to make a decision on the increase by no later than October 25, 2002.

GAS OPERATING STATISTICS

TWELVE MONTHS ENDED DECEMBER 31	2001	2000	1999
Operating revenues by classes (thousands):			
Regulated utility sales:			
Residential sales	$486,761	$372,900	$296,032
Commercial firm sales	196,904	144,046	113,058
Industrial firm sales	37,411	27,832	21,724
Interruptible sales	71,997	44,485	30,404
Total gas sales	793,073	589,263	461,218
Transportation services	11,780	12,137	13,117
Other	10,218	10,911	11,153
Total gas operating revenues	$815,071	$612,311	$485,488
Customers, average number served:			
Residential	548,497	532,333	509,384
Commercial firm	45,998	44,817	43,567
Industrial firm	2,789	2,863	2,879
Interruptible	833	835	873
Transportation	112	98	103
Total customers (average)	598,229	580,946	556,806
Gas volumes (thousands of therms):			
Residential sales	494,648	517,561	507,978
Commercial firm sales	214,713	221,170	221,804
Industrial firm sales	42,287	48,348	48,422
Interruptible sales	98,733	103,446	93,791
Total gas volumes	850,381	890,525	871,995
Transportation volumes	188,196	204,035	236,704
Total volumes	1,038,577	1,094,560	1,108,699

GAS OPERATING STATISTICS (CONTINUED)

TWELVE MONTHS ENDED DECEMBER 31	2001	2000	1999
Working-gas volumes in storage at year end (thousands of therms)			
Jackson Prairie	59,537	67,827	60,673
Clay Basin	73,800	28,275	37,281
Average use per customer (therms):			
Residential	902	972	997
Commercial firm	4,668	4,935	5,091
Industrial firm	15,162	16,887	16,819
Interruptible	118,527	123,888	107,435
Transportation	1,680,321	2,081,989	2,298,097
Average revenue per customer:			
Residential	$ 887	$ 701	$ 581
Commercial firm	4,281	3,214	2,595
Industrial firm	13,414	9,721	7,546
Interruptible	86,431	53,275	34,827
Transportation	105,179	123,846	127,350
Average revenue per therm (cents):			
Residential	98.4	72.0	58.3
Commercial firm	91.7	65.1	51.0
Industrial firm	88.5	57.6	44.9
Interruptible	72.9	43.0	32.4
Average sales to gas customers	93.3	66.2	52.9
Transportation	6.3	5.9	5.5

ENERGY CONSERVATION

Beginning in December 2000, PSE began providing Personal Energy Management™ consumption information to all classes of customers. Customers are able to monitor their energy usage during the day and shift their usage to low-demand off-peak periods. This program helps to minimize energy purchases at peak times when electric energy is most costly. Overall, this program has reduced consumption by customers.

PSE offers programs designed to help new and existing customers use energy efficiently. The primary emphasis is to provide information and technical services to enable customers to make energy-efficient choices with respect to building design, equipment and building systems, appliance purchases and operating practices.

Since May 1997, PSE has recovered electric energy conservation expenditures through a tariff rider mechanism. The rider mechanism allows PSE to defer the conservation expenditures and amortize them to expense as PSE concurrently collects the conservation expenditures in rates over a one-year period. As a result of the rider, there is no effect on earnings per share.

Since 1995, PSE has been authorized by the Washington Commission to defer gas energy conservation expenditures and recover them through a tariff tracker mechanism. The tracker mechanism allows PSE to defer conservation expenditures and recover them in rates over the subsequent year. The tracker mechanism also allows PSE to recover an *Allowance for Funds Used to Conserve Energy (AFUCE)* on any outstanding balance that is not being recovered in rates.

ENVIRONMENT

Puget Energy's operations are subject to environmental regulation by federal, state and local authorities. Due to the inherent uncertainties surrounding the development of federal and state environmental and energy laws and regulations, Puget Energy cannot determine the impact such laws may have on its existing and future facilities. (See Note 17 to the Consolidated Financial Statements for further discussion of environmental sites.)

Federal Clean Air Act Amendments of 1990 PSE has an ownership interest in coal-fired, steam-electric generating plants at Colstrip, Montana, which are subject to the federal Clean Air Act Amendments of 1990 (CAAA) and other regulatory requirements.

The Colstrip Projects met the sulfur dioxide limits of the CAAA in Phase I (1995). All four units at the Colstrip Project, operated by PPL Global, LLC, meet Phase II emission limits. PSE owns combustion turbine units, most of which are capable of being fueled by natural gas or oil. The nature of these units provides operational flexibility in meeting air emission standards.

There is no assurance that in the future environmental regulations affecting sulfur dioxide or nitrogen oxide emissions may not be further restricted, or that restrictions on emissions of carbon dioxide or other combustion byproducts may not be imposed.

Federal Endangered Species Act Since the 1991 listing of the Snake River Sockeye salmon as an endangered species, one more species of salmon has been listed and two more have been proposed which may further influence operations. Upper Columbia River Steelhead was listed by National Marine Fisheries Service in August 1997. Anticipating the Steelhead listing, the Mid-Columbia PUDs initiated consultation with the federal and state agencies, Native American tribes and non-governmental organizations to secure operational protection through a long-term settlement and habitat conservation plan which includes fish protection and enhancement measurement for the next 50 years. The negotiations have concluded among the Chelan and Douglas County PUDs and various fishery agencies, and final agreement is subject to a National Environmental Policy Act review and power purchaser approval. Generally, the agreement obligates the PUDs to achieve certain levels of passage efficiency for downstream migrants at their hydroelectric facilities and to fund certain habitat conservation measures. Grant County PUD has yet to reach agreement on these issues.

The proposed listings of Puget Sound Chinook salmon and spring Chinook salmon for the upper Columbia River were approved in March 1999. The listing of spring Chinook salmon for the upper Columbia River should not result in markedly differing conditions for operations from previous listings in the area. However, Puget Sound has not experienced Endangered Species Act listing to date, and listing of Puget Sound Chinook salmon is causing a number of changes to operations of governmental agencies and private entities in the region, including PSE. These changes may adversely affect hydro plant operations and permit issuance for facilities construction, and increase costs for process and facilities. Because PSE relies substantially less on hydroelectric energy from the Puget Sound area than from the Mid-Columbia River and because the impact on PSE operations in the Puget Sound area is not likely to impair significant generating resources, the impact of listing for Puget Sound Chinook salmon and Bull Trout should be proportionately less than the Columbia River listings. PSE is actively engaging the federal agencies to address Endangered Species Act issues for PSE's generating plants. The consultation with the federal agencies is ongoing.

EXECUTIVE OFFICERS OF THE REGISTRANTS

The executive officers of Puget Energy as of March 8, 2002 are listed below. For their business experience during the past five years, please refer to the table below regarding Puget Sound Energy's executive officers. Officers of Puget Energy are elected for one-year terms.

NAME	AGE	OFFICES
S. P. Reynolds	54	President and Chief Executive Officer since January 2002. Director since January 2002.
J. W. Eldredge	51	Corporate Secretary and Chief Accounting Officer since April 1999.
D. E. Gaines	44	Vice President Finance and Treasurer since March 2002.
S. A. McKeon	55	Senior Vice President Finance and Legal (Chief Financial Officer) since March 2002; Vice President and General Counsel, 1999–2002.

The executive officers of Puget Sound Energy as of March 8, 2002 are listed below along with their business experience during the past five years. Officers of Puget Sound Energy are elected for one-year terms.

NAME	AGE	OFFICES
S. P. Reynolds	54	President and Chief Executive Officer since January 2002; President and Chief Executive Officer of Reynolds Energy International, 1998–2002; Chief Executive Officer of PG&E Gas Transmission Texas, 1997–1998; President and Chief Executive Officer of Pacific Gas Transmission Company, 1987–1998. Director since January 2002.
J. W. Eldredge	51	Vice President, Corporate Secretary, Controller and Chief Accounting Officer since May 2001; Corporate Secretary, Controller, and Chief Accounting Officer, 1993–2001.
D. E. Gaines	44	Vice President Finance and Treasurer since March 2002; Vice President and Treasurer, 2001–2002; Treasurer, 1994–2001. Mr. Gaines is the brother of W. A. Gaines, Vice President Energy Supply.
W. A. Gaines	46	Vice President Energy Supply since February 1997; Manager Power Management, 1996–1997. Mr. Gaines is the brother of D. E. Gaines, Vice President and Treasurer.
D. A. Graham	61	Vice President Human Resources since April 1998; Director Human Resources, 1989–1998.
P. J. Gullekson	55	Vice President Customer Service since March 2000; Director of Customer Service, 1998–2000; Manager Customer Service, 1997–1998.
K. J. Harris	37	Vice President Regulatory Affairs since March 2002; Director Load Resource Strategies and Associate General Counsel, 2001–2002; Associate General Counsel, 1999–2001. For more than four years prior to that time, she was an attorney with the law firm of Perkins Coie LLP.
T. J. Hogan	50	Senior Vice President External Affairs since March 2002; Vice President External Affairs 2000–2002; Vice President Systems Operations, 1997–2000.
S. A. McKeon	55	Senior Vice President Finance and Legal (Chief Financial Officer) since March 2002; Vice President and General Counsel, 1997–2002.
S. McLain	45	Vice President Operations – Delivery since June 1999; Vice President Corporate Performance, 1997–1999; Director Planning and Work Practices, 1997.
J. M. Ryan	40	Vice President Energy Portfolio Management since December 2001; Managing Director of North American Marketing of TransAlta USA, 2001; Managing Director Origination of Merchant Energy Group of the Americas, Inc., 1997–2001.
G. B. Swofford	60	Senior Vice President and Chief Operating Officer since March 2002; Vice President and Chief Operating Officer – Delivery, 1999–2002; Vice President Customer Operations, 1997–1999.
P. M. Wiegand	49	Vice President Corporate Planning and Performance since March 2002; Vice President Risk Management and Strategic Planning, 2000–2002; Director of Budgets and Performance Management, 1999–2000; Director of Information Technology, 1997–1999.

ITEM 2 | PROPERTIES

The principal electric generating plants and underground gas storage facilities owned by PSE are described under Item 1 – Business – Electric Utility Operations and Gas Utility Operations. PSE owns its transmission and distribution facilities and various other properties. Substantially all properties of PSE are subject to the liens of PSE's Mortgage Indentures.

ITEM 3 | LEGAL PROCEEDINGS

See "Litigation" in Note 17 to the Consolidated Financial Statements.

ITEM 4 | SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART TWO

ITEM 5 | MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Puget Energy's common stock, the only class of common equity of Puget Energy, is traded on the New York Stock Exchange under the symbol PSD. As of December 31, 2001, there were approximately 48,700 holders of record of Puget Energy's common stock. The outstanding shares of PSE's common stock, the only class of common equity of PSE, are held by Puget Energy and are not traded.

The following table shows the market price range of, and dividends paid on, Puget Energy's common stock during the periods indicated in 2001, and PSE's common stock during the periods indicated in 2000. Puget Energy and PSE have paid dividends on common stock each year since 1943 when such stock first became publicly held.

	2001			2000		
	PRICE RANGE		DIVIDENDS	PRICE RANGE		DIVIDENDS
QUARTER ENDED	HIGH	LOW	PAID	HIGH	LOW	PAID
March 31	$27.75	$20.63	$.46	$24 1/8	$18 15/16	$.46
June 30	26.24	22.54	.46	24 13/16	21 5/16	.46
September 30	26.95	20.50	.46	26 3/16	21 7/8	.46
December 31	23.11	18.51	.46	28	23 1/8	.46

Dividends on Puget Energy's common stock will depend primarily on the dividends and other distributions that PSE and other subsidiaries will pay to Puget Energy and the capital requirements of Puget Energy and its subsidiaries.

PSE's payment of common stock dividends to Puget Energy is restricted by provisions of certain covenants applicable to preferred stock and long-term debt contained in PSE's Articles of Incorporation and electric and gas mortgage indentures. Under the most restrictive covenants, earnings reinvested in the business unrestricted as to payment of cash dividends were approximately $191.0 million at December 31, 2001. If PSE is not granted interim rate relief from the Washington Commission, PSE's ability to pay dividends to Puget Energy would be adversely impacted. (See Note 7 to the Consolidated Financial Statements.)

ITEM 6 | SELECTED FINANCIAL DATA

The following tables show selected financial data. Puget Energy became the holding company for PSE on January 1, 2001 pursuant to a plan of exchange in which each share of PSE common stock was exchanged on a one-for-one basis for Puget Energy common stock.

PUGET ENERGY *Summary of Operations*

DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA YEAR ENDED DECEMBER 31	2001	2000	1999	1998	1997
Operating revenue	$3,373,991	$3,441,672	$2,067,944	$1,923,856	$1,681,528
Operating income	297,121	363,872	307,816	295,098	210,638
Income before cumulative effect of accounting change	121,588	193,831	185,567	169,612	125,698
Income for common stock from continuing operations	98,426	184,837	174,502	156,609	108,363
Basic and diluted earnings per common share from continuing operations (Note 1 to the financial statements)	1.14	2.16	2.06	1.85	1.28
Dividends per common share	1.84	1.84	1.84	1.84	1.78
Book value per common share	15.66	16.61	16.24	16.00	16.06
Total assets at year-end	$5,546,977	$5,556,669	$5,145,606	$4,709,687	$4,493,306
Long-term obligations	2,127,054	2,170,797	1,783,139	1,475,106	1,412,153
Redeemable preferred stock	50,662	58,162	65,662	73,162	78,134
Corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation	300,000	100,000	100,000	100,000	100,000

PUGET SOUND ENERGY *Summary of Operations*

DOLLARS IN THOUSANDS YEAR ENDED DECEMBER 31	2001	2000	1999	1998	1997
Operating revenue	$3,200,205	$3,441,672	$2,067,944	$1,923,856	$1,681,528
Operating income	288,480	363,872	307,816	295,098	210,638
Income before cumulative effect of accounting change	119,130	193,831	185,567	169,612	125,698
Income for common stock from continuing operations	95,968	184,837	174,502	156,609	108,363
Total assets at year-end	$5,317,750	$5,556,669	$5,145,606	$4,709,687	$4,493,306
Long-term obligations	2,053,815	2,170,797	1,783,139	1,475,106	1,412,153
Redeemable preferred stock	50,662	58,162	65,662	73,162	78,134
Corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation	300,000	100,000	100,000	100,000	100,000

ITEM 7 | MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes thereto included elsewhere in this annual report on Form 10-K. The discussion contains forward-looking statements that involve risks and uncertainties, such as Puget Energy's and PSE's objectives, expectations and intentions. Puget Energy's and PSE's actual results could differ materially from results that may be anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Forward-Looking Statements" included elsewhere in this report. Words or phrases such as "anticipates," "believes," "estimates," "expects," "plans," "predicts," "projects," "will likely result," "will continue" and similar expressions are intended to identify certain of these forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned not to place undue reliance on these forward–looking statements, which speak only as of the date of this report. Except as required by law, neither Puget Energy nor PSE undertakes an obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made in this report and in Puget Energy's and PSE's other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect Puget Energy's and PSE's business, prospects and results of operations.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net income in 2001 was $106.8 million on operating revenues of $3.4 billion, compared to $193.8 million on operating revenues of $3.4 billion in 2000 and $185.6 million on operating revenues of $2.1 billion in 1999. Income for common stock was $98.4 million in 2001, compared to $184.8 million in 2000 and $174.5 million in 1999.

Basic and diluted earnings per share in 2001 were $1.14 on 86.4 million weighted average common shares outstanding compared to $2.16 on 85.4 million weighted average common shares outstanding in 2000 and $2.06 on 84.6 million weighted average common shares outstanding in 1999.

Net income in 2001 was negatively impacted by a decrease in utility net income of $124.6 million from 2000 due primarily to decreased electric margins. Net income in 2001 was positively impacted by an increase in non-utility net income of $37.6 million from 2000 which includes net gains of approximately $8.0 million or $0.09 per share from non-utility operations. The $0.09 per share included gains from the sale of the assets of ConneXt, net of ConneXt's operating loss of approximately $0.01 per share.

Total kilowatt-hour energy sales to retail consumers in 2001 were 19.9 billion compared with 21.9 billion in 2000 and 21.4 billion in 1999. Kilowatt-hour sales to wholesale customers were 7.5 billion in 2001, 15.1 billion in 2000 and 11.7 billion in 1999. Kilowatt-hours transported to transportation customers under a new tariff established in 2001 were 308 million in 2001. Kilowatt-hour transported to transportation customers under a terminated pilot program were 164 thousand in 2000 and 48 million in 1999.

Total gas sales to retail consumers in 2001 were 850.4 million therms compared with 890.5 million therms in 2000 and 872.0 million therms in 1999. Total gas sales to transportation customers in 2001 were 188.2 million therms compared with 204.0 million therms in 2000 and 236.7 million therms in 1999.

RESULTS OF OPERATION OF PUGET ENERGY *Increase (Decrease) Over Preceding Year*

YEARS ENDED DECEMBER 31 DOLLARS IN MILLIONS	2001	2000
Operating revenue changes:		
General rate increases	$12.5	$16.9
BPA residential purchase and sale agreement	11.2	(3.3)
Electric sales to other utilities and marketers	(227.9)	932.6
Electric revenue sold at index rates to retail customers	(82.4)	184.9
Electric revenue sold to conservation trust	4.4	8.4
Electric conservation incentive credit	(19.5)	—
Electric load and other	(117.3)	74.2
Gas revenue	202.7	126.8
InfrastruX revenue	128.8	45.0
Other revenue	19.8	(11.8)
Total operating revenue change	(67.7)	1,373.7
Operating expense changes:		
Energy costs:		
Purchased electricity	(360.5)	986.5
Residential exchange credit	(34.8)	(2.0)
Purchased gas	204.5	112.9
Electric generation fuel	98.4	123.6
FAS-133 unrealized gain	(11.2)	—
Utility operations and maintenance:		
Production operations and maintenance	2.8	8.4
Personal energy management	11.1	1.4
Other utility operations and maintenance	11.8	(10.4)
InfrastruX operations and maintenance	106.6	41.4
Other operations and maintenance	(10.5)	(8.0)
Depreciation and amortization	21.0	20.8
Conservation amortization	(0.3)	(1.0)
Taxes other than federal income taxes	11.2	23.1
Federal income taxes	(51.0)	21.0
Total operating expense change	(0.9)	1,317.7
Other income change (net of tax)	9.5	(23.0)
Interest charges	15.0	24.7
FAS-133 transition adjustment loss (net of tax)	14.7	—
Net income change	$(87.0)	$8.3

The following information pertains to the changes outlined in the table above:

Operating Revenues – Electric Electric operating revenues increased $12.5 million and $16.9 million in 2001 and 2000, respectively, when compared to the prior years due to overall average 0.9% and 1.2% general rate increases effective January 1, 2001 and January 1, 2000.

Sales to other utilities and marketers decreased $227.9 million in 2001 compared to an increase of $932.6 million in 2000 compared to the prior years due primarily to volatility in wholesale power prices.

Electric revenues in 2001 decreased due to decreased prices and kilowatt-hours sold related to electric energy sales to other utilities and marketers and sales to customers whose rates were tied to a market index. These customers can choose another supplier or self-generate their energy needs. Several index rate customers have switched to transportation rate tariffs beginning in July 2001 as allowed by a Washington Commission order dated April 5, 2001 authorizing the establishment of a transportation tariff. On June 19, 2001, FERC implemented price controls on wholesale electricity in the western states. Several factors have contributed to the dramatic decline in wholesale electric prices by the end of the second quarter of 2001 and, therefore, have greatly diminished the value of PSE's excess electric energy during that period and into the foreseeable future. PSE and other western utilities filed an appeal asking FERC to review its June 19, 2001 order and make modifications to the price controls to stabilize wholesale prices in California and prevent the energy problems from spreading to other states. On December 19, 2001, FERC issued an order on clarification and rehearing addressing, in part, the Company's petition for rehearing on the June 19, 2001 order. The Company and other entities have sought further rehearing and clarification of the December 19, 2001 order. PSE continues to operate without an electric rate adjustment mechanism.

Electric revenues were reduced by approximately $19.5 million in 2001 related to a customer conservation incentive credit which was approved by the Washington Commission on April 25, 2001. The conservation incentive credit was to reduce customers' bills by $0.05 per kWh for each kWh reduction in excess of 10% from the same billing period in the prior year through December 31, 2001. On November 7, 2001, the Washington Commission approved PSE's request to terminate the conservation incentive credit program effective November 8, 2001.

On April 25, 2001, the Washington Commission approved "time-of-day" rates for approximately 300,000 residential electric customers for the period May 1, 2001 through September 30, 2001. On September 26, 2001, the Washington Commission authorized the extension of the "time-of-day" rates pilot program for residential customers through May 31, 2002 to allow approximately 20,000 business customers to participate in a "time-of-day" rates program from October 1, 2001 through September 30, 2002. In the order, if the cumulative revenues collected under "time-of-day" tariffs during the beginning through the end of the programs exceed the revenues that would have been collected under the original tariffs, PSE must defer any overcollection and refund it to participating customers. Through December 31, 2001, revenues billed under the "time-of-day" tariff have been slightly less than original tariffs by an immaterial amount, thus no deferred liability was established at December 31, 2001. Personal Energy Management™ consumption information is available to all classes of customers. Customers are able to monitor their energy usage and shift usage to low-demand off-peak periods. This program reduces the demand for peak power generation.

Revenues from electric customers in 2001 and 2000 were reduced by a Residential and Farm Energy Exchange credit tariff in place since October 1, 1995. Under the rate plan approved by the Washington Commission in its merger order, PSE reflected in customers' bills the level of Residential Exchange benefits in place at the time of the merger with Washington Energy Company in 1997. On January 29, 1997, PSE and Bonneville Power Administration (BPA) signed an agreement under which PSE received payments from BPA of approximately $235 million over an approximate five-year period that ended June 2001. These payments were recorded as a reduction of purchased electricity expenses. As a result of lower usage by residential and farm customers in 2001, the residential and farm exchange credit decreased by $11.2 million as compared to 2000 and increased in 2000 by $3.3 million as compared to 1999.

On June 13, 2001, the Washington Commission approved an amended Residential Purchase and Sale Agreement between PSE and BPA, under which PSE's residential and small farm customers would receive benefits of federal power. Completion of this agreement enables PSE to continue to provide, and in fact increase, effective January 1, 2002, the Residential and Farm Energy Exchange credit to residential and small farm customers. The amended settlement agreement provides that PSE will receive for its residential and small farm customers, (a) cash payment benefits during the period July 1, 2001 through September 30, 2006 and (b) benefits in the form of power or cash payments during the period October 1, 2006 through September 30, 2011. Any such benefits may vary, depending on the outcome of regulatory and legal proceedings and reviews. For example a number of parties are challenging in the Ninth Circuit Court of Appeals BPA's authority to enter into or perform the amended Residential Purchase and Sale Agreement between PSE and BPA. For calendar 2001, the benefits of the Residential and Farm Energy Exchange credited to customers was $103.1 million as compared to an offsetting reduction in Purchased Electricity Expense of $75.9 million. PSE expects payments from BPA (recorded as a reduction in Purchased Electricity Expense) in the amount of $127.3 million for the period January 2002 through September 2002 and $702.2 million for the period October 2002 through September 2006. Eligible residential and small farm customers will receive credits to their bills in the same amount. On October 17, 2001, the Public Counsel Section of the Washington State Attorney General's Office filed a complaint with the Washington Commission alleging that PSE has violated the Washington Commission's 1997 merger order. The Public Counsel's complaint is that PSE's residential and small farm customers should receive both the reduction in rates equal to the residential exchange credit in place prior to July 1, 2001, and in addition, the benefits of the amended agreement for residential and small farm benefits received from BPA. If Public Counsel's position were upheld, PSE's electric revenues for the last six months of 2001 would be reduced by approximately $51.1 million. While PSE believes this complaint is without merit, PSE is unable to predict the outcome of this proceeding. A decision in the proceeding is expected in 2002.

PSE operates within the western wholesale market and has made sales into the California energy market. During the first quarter of 2001, PSE received partial payments for sales made in the fourth quarter of 2000. At December 31, 2000, PSE's receivables from the California Independent System Operator (CAISO) and other counter-parties, net of reserves, were $41.8 million. At December 31, 2001, such receivables, net of reserves, were approximately $26.6 million.

In 2001 and 2000, PSE collected and remitted to two grantor trusts $31.0 million and $35.4 million, respectively, as a result of PSE's sale of future electric revenues associated with $237.7 million of its investment in conservation assets in its electric general rate tariff. The impact of the sale of revenue was offset by reductions in conservation amortization and interest expenses. The principal amounts owed by the trusts to its bondholders were $31.8 million and $61.9 million at December 31, 2001 and 2000, respectively.

On April 15, 2001, the Washington Commission issued an order allowing PSE's large industrial customers whose rates were linked to a market index to choose their supplier of electricity or self-generate. If an industrial customer chooses an alternate supplier, PSE will provide the transportation of electricity to the customer's premise and charge that customer for the service.

To meet customer demand, PSE's power supply portfolio includes net purchases of power under long-term supply contracts. However, depending principally upon streamflow available for hydroelectric generation and weather effects on customer demand, from time to time, PSE may have surplus power available for sale to wholesale customers. PSE manages its core energy portfolio through short and intermediate-term purchases, sales, arbitrage and other risk management techniques. PSE also operates its combustion turbine plants located in Western Washington when it is cost-effective to do so. During the first nine months of 2001, PSE has operated its combustion turbine plants extensively to meet retail load requirements. PSE's Risk Management Committee oversees energy price risk matters.

Operating Revenues – Gas Regulated gas utility revenues in 2001 increased by $202.7 million from the prior year. Total gas volumes, including transported gas, decreased 5.1% in 2001 from 2000. The primary reason for the increase in gas sales was the higher natural gas prices which are passed through to customers in the Purchased Gas Adjustment (PGA). Gas rates to all sales customers increased by an average of 30.2% on August 1, 2000 and 26.4% on January 12, 2001, offset by an 8.9% decrease in gas rates under the PGA effective September 1, 2001. Higher priced firm gas sales comprised a larger percentage of total therm sales in 2001 compared to 2000 which also contributed to increased revenues. Utility gas margin (the difference between gas revenues and gas purchases) decreased by $17.0 million, or 7.6%, in 2001 over 2000.

Regulated gas utility sales revenue in 2000 increased by $126.8 million from the prior year on a 2.1% increase in gas volumes sold. Total gas volumes, including transported gas, decreased 1.3% in 2000 from 1999.

Other Revenues InfrastruX total operating revenues increased $128.8 million in 2001 compared to 2000 from the acquisitions made in the third quarter of 2000 and throughout 2001. PSE's other revenues increased $19.8 million in 2001 compared to 2000 primarily due to increased revenues at PSE's real estate investment and development subsidiary, Puget Western, Inc. Other revenues decreased $11.8 million in 2000 compared to 1999 due primarily to decreased revenues at Puget Western, Inc. and the sale of a wholly-owned subsidiary, Homeguard Security Services, Inc. in 1999.

Operating Expenses ***Purchased Electricity*** expenses decreased $360.5 million in 2001 when compared to 2000 and increased $986.5 million in 2000 when compared to 1999. The decrease in 2001 was due primarily to lower volumes and significantly lower prices for non-firm power purchases from other utilities and marketers due to declining prices in the West Coast power market beginning in the second half of 2001. The increase in 2000 as compared to 1999 was due primarily to greater volumes and significantly higher prices for non-firm power purchases from other utilities and marketers during the last seven months of 2000 due to increasing prices in the West Coast power market.

Residential exchange credits associated with the Residential Purchase and Sale Agreement with BPA increased $34.8 million in 2001 when compared to 2000, due to the terms set out in the 1997 Residential Exchange Termination Agreement and the 2001 Residential Purchase and Sale Agreement between PSE and BPA discussed in Operating Revenues – Electric. Beginning July 2001, all residential exchange credits are passed through to eligible residential and small farm customers by a corresponding reduction in revenues.

Purchased gas expenses increased $204.5 million in 2001 compared to 2000 primarily due to the impact of increased gas costs, which are passed through to customers through the PGA mechanism, offset by a 5.1% decrease in sales volumes. Purchased gas expenses increased $112.9 million in 2000 compared to 1999 due to the impact of increased gas costs, which are passed through to customers through the PGA mechanism and a 2.1% increase in sales volumes. The PGA allows PSE to recover expected increases in gas costs. PSE defers, as a receivable, any gas costs that exceed the amount in PGA rates and accrues interest under the PGA. The balance of the PGA receivable was $37.2 million and $96.1 million for December 31, 2001 and 2000, respectively.

Electric generation fuel expense increased $98.4 million in 2001 compared to 2000, compared to an increase of $123.6 million in 2000 compared to 1999, as a result of increased generation and higher fuel costs at combustion turbine facilities. These facilities operated at much higher levels in 2001 compared to the same period in 2000 due to adverse hydroelectric conditions.

Financial Accounting Standards Board Statement No. 133 (Statement No. 133) was adopted on January 1, 2001. During 2001, an increase to current earnings of approximately $11.2 million pre-tax ($7.3 million after-tax) was recognized for unrealized gains associated with electric derivative transactions and a $14.7 million after-tax transition adjustment loss was recorded during 2001 resulting from recognizing the cumulative effect of this change in accounting principle. (For further discussion see Note 18).

Production operations and maintenance costs increased $2.8 million in 2001 compared to 2000 due primarily to an approximately $2.1 million increase in lease costs associated with the new Fredonia 3 and 4 units, offset by reduced operating costs resulting from the sale of the Centralia generating station in May 2000, and a net cost of $2.9 million after estimated insurance recovery to repair the PSE-owned Fredonia combustion turbine unit #1, which was out of service from February 21, 2001 through May 14, 2001. PSE has received partial payments of $7.7 million associated with an amended $12.6 million insurance claim and is awaiting payment on the remainder. Production operations and maintenance costs increased $8.4 million in 2000 compared to 1999 due to increased energy production and maintenance work at company-owned combustion turbine plants, inventory write-downs at Colstrip and 12 full months of Encogen generating station costs versus two months in 1999.

PSE's ***Personal Energy Management***™ energy-efficiency program costs increased $11.1 million in 2001, reflecting a full year of implementation compared to 2000. PSE began providing Personal Energy Management™ billing information to electric customers in December 2000 which resulted in a $1.4 million increase in costs in 2000 compared to 1999. The Personal Energy Management™ program helps to minimize energy purchases at peak times when electric energy is most costly.

Other utility operations and maintenance costs increased $11.8 million in 2001 compared to 2000 due primarily to repair costs associated with storm and earthquake damage in 2001, increased meter reading expenses associated with providing Personal Energy Management™ and a one-time insurance recovery received in 2000. Other utility operations and maintenance costs decreased $10.4 million in 2000 compared to 1999 due primarily to high 1999 costs related to Year 2000 remediation expenses in 1999 not incurred in 2000 and the reduction in 2000 of electric service restoration costs that followed a number of storms which occurred in early 1999.

InfrastruX operation and maintenance expenses increased $106.6 million in 2001 compared to 2000 due to its acquisitions beginning in 2000. PSE's ***other operations and maintenance*** expenses decreased $10.5 million in 2001 compared to 2000 primarily due to a decrease in operating expenses at ConneXt, the assets of which were sold in the third quarter of 2001. Other operations and maintenance expenses decreased $8.0 million in 2000 compared to 1999 primarily due to a decrease in operating expenses at ConneXt and from the sale of Homeguard Security Services, Inc. in 1999.

Depreciation and amortization expenses increased $21.0 million in 2001 compared to 2000 due to the effects of new plant placed into service during 2001, including ConsumerLinX, a customer information and billing system, which was placed into service in phases through late 2000 and early 2001. Depreciation and amortization expense increased $20.8 million in 2000 compared to 1999 due primarily to the effects of new plant placed into service during 2000.

Taxes other than federal income taxes increased $11.2 million in 2001 compared to 2000 and $23.1 million in 2000 compared to 1999 due primarily to increases in municipal taxes and state excise taxes that are revenue based. Federal income taxes decreased by $51.0 million in 2001 compared to 2000, and increased $21.0 million in 2000 compared to 1999 primarily due to changes in pre-tax operating income for the periods.

Other Income Other income, net of federal income tax, increased $9.5 million in 2001 compared to 2000 due primarily to $11.8 million of reserves established in 2000 for a write-down to the fair values of certain assets held for sale by Hydro Energy Development Corp. to their net realizable values not recurring in 2001, $4.8 million of other income realized by Puget Western, Inc. on investments in 2000 not recurring in 2001, $7.4 million of increase in other income of ConneXt primarily from sales of assets in 2001, offset by reductions in other income in 2001 for additional amortization of goodwill from acquisitions by InfrastruX, officer incentive compensation accruals, and decreased other interest and dividend income. Other income, net of federal income tax, decreased $23.0 million in 2000 compared to 1999 due primarily to an after-tax gain in 1999 of $12.3 million on the sale of Cabot common stock in the second quarter of 1999, and an after-tax gain of $3.6 million related to the sale and assignment of certain non-core assets and supply transportation contracts in 1999. The decrease is also related to the establishment in 2000 of an after-tax reserve of $11.8 million for a write-down to the fair values of certain assets held for sale by Hydro Energy Development Corp. to their net realizable values. The decrease in 2000 was partially offset by the after-tax gain of approximately $1.6 million related to the sale of the Centralia generating plant.

Interest Charges Interest charges, which consist of interest and amortization on long-term debt and other interest, increased $15.0 million in 2001 compared to 2000 as a result of the issuance of $25 million 7.61% Senior Medium-Term Notes, Series B, in September 2000, the issuance of $260 million 7.69% Senior Medium-Term Notes, Series C, in November 2000, and the issuance of $200 million 8.4% Trust Preferred Securities in May 2001. In addition, InfrastruX borrowings increased interest charges by $3.5 million in 2001 compared to 2000. Other interest expense decreased $16.9 million compared to 2000 as a result of lower weighted average interest rates and lower average daily short-term borrowings.

Interest charges increased $24.7 million in 2000 compared to 1999 as a result of the issuance of $225 million 7.96% Senior Medium-Term Notes, Series B, in February 2000, the issuance of $25 million 7.61% Senior Medium-Term Notes, Series B, in September 2000, and the issuance of $260 million 7.69% Senior Medium-Term Notes, Series C, in November 2000. These increases were partially offset by the repayment of $132 million in Secured Medium-Term Notes since September 1999 and $105.6 million of Encogen debt in February 2000. Other interest expense increased $9.1 million compared to 1999 as a result of higher weighted average interest rates and higher average daily short-term borrowings.

CAPITAL RESOURCES AND LIQUIDITY

CAPITAL REQUIREMENTS

Contractual Obligations and Commercial Commitments

Puget Energy. The following are Puget Energy's aggregate consolidated (including PSE) contractual and commercial commitments as of December 31, 2001:

CONTRACTUAL OBLIGATIONS IN MILLIONS	TOTAL	PAYMENTS DUE PER PERIOD 2002	2003 – 2004	2005 – 2006	2007 AND THEREAFTER
Long-term debt	$2,246.6	$ 119.5	$ 243.7	$ 112.0	$1,771.4
Short-term debt	348.6	348.6	—	—	—
Trust preferred securities[1]	300.0	—	—	—	300.0
Preferred dividends[2]	1.1	1.1	—	—	—
Service contract obligations	215.3	19.3	40.5	43.2	112.3
Capital lease obligations	3.2	1.2	1.4	0.6	—
Non-cancelable operating leases	59.7	17.5	26.4	10.6	5.2
Fredonia combustion turbines lease[3]	77.3	4.9	9.5	9.1	53.8
Energy purchase obligations	4,721.1	533.8	983.0	842.7	2,361.6
Financial hedge obligations	56.3	8.1	16.7	17.6	13.9
Total contractual cash obligations	$8,029.2	$1,054.0	$1,321.2	$1,035.8	$4,618.2

CONTINUED

Puget Energy

COMMERCIAL COMMITMENTS IN MILLIONS	TOTAL	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD 2002	2003–2004	2005–2006	2007 AND THEREAFTER
Guarantees[4]	$ 71.5	—	$ 71.5	—	—
Lines of credit – available[5]	125.4	9.6	115.8		
Total commercial commitments	$196.9	$9.6	$187.3	—	—

1 In 1997 and 2001, PSE formed Puget Sound Energy Capital Trust I and Puget Sound Energy Capital Trust II, respectively, for the sole purpose of issuing and selling preferred securities (Trust Securities) and issuing common securities to PSE. The proceeds from the sale of Trust Securities were used by the Trusts to purchase Junior Subordinated Debentures (Debentures) from PSE. The Debentures are the sole assets of the Trusts and PSE owns all common securities of the Trusts.

2 On October 9, 2001, the Board of Directors of PSE declared a dividend payable on January 1, 2002 for preferred stock outstanding on December 14, 2001.

3 In April 2000, PSE entered into a lease line of up to $70 million with a financial institution, under which PSE leases two combustion turbines for its Fredonia 3 and 4 electric generation facility. The lease has a term expiring in 2011, but can be cancelled by PSE after three years. Lease payments and amortization under the lease include interest equal to 1.20% above the London inter-bank offered rate (LIBOR). At December 31, 2001, PSE's outstanding balance under the lease was $58.8 million. For purposes of the table, lease payments assume a LIBOR of 2.14%. The expected residual value under the lease is the lesser of $36 million or 60% of the cost of the equipment. In the event the equipment is sold to a third party upon termination of the lease and the aggregate sales proceeds are less than 87% of the unamortized value of the equipment, PSE would be required to pay the lessor an amount equal to the deficiency.

4 In June 2001, InfrastruX signed a credit agreement with several banks to provide up to $150 million in financing. Under the credit agreement, Puget Energy is the guarantor of the line of credit.

5 At December 31, 2001, PSE had $375 million in lines of credit with various banks, which provide credit support for the outstanding bank loans and commercial paper of $338.2 million, effectively reducing the available borrowing capacity under these lines of credit to $36.8 million. InfrastruX had $170.5 million in lines of credits with various banks, which fund capital requirements of InfrastruX and its subsidiaries. InfrastruX and its subsidiaries had outstanding loans of $81.9 million, effectively reducing the available borrowing capacity under these lines of credit to $88.6 million.

Puget Sound Energy. The following are PSE's aggregate contractual and commercial commitments as of December 31, 2001:

CONTRACTUAL OBLIGATIONS IN MILLIONS	TOTAL	PAYMENTS DUE PER PERIOD 2002	2003 – 2004	2005 – 2006	2007 AND THEREAFTER
Long-term debt	$2,170.9	$ 117.0	$ 170.5	$ 112.0	$1,771.4
Short-term debt	338.2	338.2	—	—	—
Trust preferred securities[1]	300.0	—	—	—	300.0
Preferred dividends[2]	1.1	1.1	—	—	—
Service contract obligations	215.3	19.3	40.5	43.2	112.3
Non-cancelable operating leases	46.5	13.0	20.2	8.2	5.1
Fredonia combustion turbines lease[3]	77.3	4.9	9.5	9.1	53.8
Energy purchase obligations	4,721.1	533.8	983.0	842.7	2,361.6
Financial hedge obligations	56.3	8.1	16.7	17.6	13.9
Total contractual cash obligations	$7,926.7	$1,035.4	$1,240.4	$1,032.8	$4,618.1

Puget Sound Energy

COMMERCIAL COMMITMENTS IN MILLIONS	TOTAL	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD 2002	2003–2004	2005–2006	2007 AND THEREAFTER
Lines of credit – available[4]	$36.8	—	$36.8	—	—

1 See note (1) above.
2 See note (2) above.
3 See note (3) above.
4 See note (5) above with respect to PSE.

PSE has sold a stream of future electric revenues associated with $237.7 million of its investment in conservation assets in its electric general rate tariff to two grantor trusts. As a result of this sale, PSE collects these revenues from its electric customers and remits them to the trusts. During 2001, PSE collected and remitted $31.0 million to the trusts. Additional principal amounts expected to be collected on behalf of the trusts are $31.8 million at December 31, 2001.

Utility Construction Program Current utility construction expenditures for generation, transmission and distribution are designed to meet continuing customer growth and to improve efficiencies of PSE's energy delivery systems. Construction expenditures, excluding equity Allowance for Funds Used During Construction (AFUDC), were $247.4 million in 2001. PSE expects construction expenditures will be approximately $227 million in 2002. PSE has not projected the level of construction expenditures for periods beyond 2002 as such amounts will be dependent upon the outcomes of PSE's interim and general rate case filings described below. Construction expenditure estimates are subject to periodic review and adjustment in light of changing economic, regulatory, environmental and conservation factors.

Other Additions Other property, plant and equipment additions were $5.2 million in 2001. Puget Energy expects InfrastruX's capital additions to be $11.5 million in 2002. InfrastruX will continue to acquire companies related to utility infrastructure services with their available line of credit and cash.

CAPITAL RESOURCES

Cash from Operations Cash generated from operations (net of dividends and AFUDC) totaled $468.2 million for the three-year period 1999–2001, and provided 53.0% of the $883.9 million of utility construction expenditures (net of AFUDC) and other capital expenditure requirements for that period. Internal cash generation (net of dividends and AFUDC) provided 61.5% of total capital expenditure requirements in 2001, 57.5% in 2000 and 43.0% in 1999.

If PSE's requested interim and general rate increases are denied, cash from operations (net of dividends and AFUDC) during 2002 is projected to be approximately 82.3% of estimated construction expenditures (excluding AFUDC) and other capital expenditure requirements. Assuming PSE's requested interim and general rate increases are approved in full, cash from operations (net of dividends and AFUDC) during 2002 would be approximately 136.7% of estimated utility construction expenditures (excluding AFUDC) and other capital expenditure requirements during 2002. Puget Energy and PSE expect to continue financing the utility construction program and other capital expenditure requirements with internally generated funds and externally financed capital.

Financing Program Financing utility construction requirements and operational needs is dependent upon the cost and availability of external funds through capital markets and from financial institutions. Access to funds is dependent upon factors such as general economic conditions, regulatory authorizations and policies, and Puget Energy's and PSE's credit ratings.

Restrictive Covenants In determining the type and amount of future financing, PSE may be limited by restrictions contained in its electric and gas mortgage indentures, articles of incorporation and certain loan agreements. Under the most restrictive tests, at December 31, 2001, PSE could issue:

- approximately $382 million of additional first mortgage bonds, at an assumed interest rate of 8.08% (however, see general and interim rate proceedings sections herein);
- approximately $99 million of additional preferred stock at an assumed dividend rate of 7.75%; and
- approximately $232.4 million of unsecured long-term debt.

Credit Ratings Neither Puget Energy nor PSE has any rating downgrade triggers that would accelerate the maturity dates of their debt. However, a downgrade in the senior secured credit ratings could adversely affect the companies' ability to renew existing, or obtain access to new, credit facilities and could increase the cost of such facilities. For example, under PSE's revolving credit facility, the spreads over the index and commitment fee increase as PSE's secured long term debt ratings decline. A downgrade in commercial paper ratings could preclude PSE's ability to issue commercial paper under its current programs. In addition, any downgrade below investment grade of the senior secured debt could allow counterparties in the wholesale electric, wholesale gas and financial derivative markets to require PSE to post a letter of credit or other collateral, make cash prepayments, obtain a guarantee agreement or provide other mutually agreeable security.

On October 8, 2001, Standard & Poor's lowered its long-term ratings on Puget Energy and PSE following the Washington Commission's order of October 4, 2001 denying PSE's request of August 21, 2001 for a power cost recovery mechanism and interim electric rate relief. On October 30, 2001, Standard & Poor's further downgraded its long-term ratings of Puget Energy and PSE following the Washington Commission's order of October 24, 2001, denying PSE's petition that the Washington Commission reconsider their October 4, 2001 decision.

On October 9, 2001, Moody's Investors Service placed the rating of Puget Energy and PSE under review for possible downgrade following the Washington Commission's order of October 4, 2001. On October 26, 2001, Moody's issued a report stating it was continuing their review for possible downgrade of its long-term ratings of Puget Energy and PSE until the Washington Commission acted on PSE's December 3, 2001 filing for interim electric rate relief.

The current ratings of Puget Energy and Puget Sound Energy, as of February 28, 2002, are:

	STANDARD & POOR'S RATINGS	MOODY'S RATINGS
PUGET ENERGY		
Corporate credit rating	BBB–	Baa3
Senior secured debt	BBB–	*
PUGET SOUND ENERGY		
Corporate credit rating	BBB–	Baa2
Senior secured debt	BBB	Baa1
Shelf debt senior secured	BBB	*
Senior unsecured	BB+	Baa2
Preferred stock	BB	Ba1
Commercial paper	A-3	P-2
Subordinate	*	Baa3

* No rating provided.

Shelf Registrations In October 2000, PSE filed a shelf-registration statement with the Securities and Exchange Commission for the offering, on a delayed or continuous basis, of up to $500 million principal amount of senior notes secured by a pledge of PSE's first mortgage bonds, unsecured debentures or trust preferred securities. On November 9, 2000, PSE issued $260 million principal amount of 7.69% Senior Medium-Term Notes, Series C, due February 1, 2011. On May 24, 2001, PSE issued $200 million principal amount of 8.4% trust preferred securities due June 30, 2041. On January 16, 2002, PSE issued $40 million principal amount of 6.25% Senior Medium-Term Notes, Series C, due January 16, 2004, which completed the shelf registration.

In February 2002, Puget Energy and PSE filed a shelf registration statement with the Securities and Exchange Commission for the offering, on a delayed or continuous basis, of up to $500 million principal amount of:

- common stock of Puget Energy,
- senior notes of PSE, secured by a pledge of PSE's first mortgage bonds,
- unsecured debentures of PSE, and
- trust preferred securities of Puget Sound Energy Capital Trust III.

As of February 28, 2002, no securities had been issued under this shelf registration statement.

Short-Term Borrowings and Commercial Paper PSE's short-term borrowings from banks and the sale of commercial paper are used to provide working capital for the utility construction program. At December 31, 2001, PSE had available $375 million in lines of credit with various banks, which provide credit support for outstanding commercial paper of $123.2 million and $215 million of outstanding short-term borrowing, effectively reducing the available borrowing capacity under these lines of credit to $36.8 million.

In June 2001, InfrastruX signed a credit agreement with several banks to provide up to $150 million in financing. Puget Energy is the guarantor of the line of credit. In addition, InfrastruX's subsidiaries have $20.5 million in lines of credits with various banks. Short-term borrowings available for InfrastruX are used to fund capital requirements of InfrastruX and its subsidiaries. On December 31, 2001, InfrastruX and its subsidiaries had outstanding loans of $81.9 million, effectively reducing the available borrowing capacity under these lines of credit to $88.6 million.

Stock Purchase and Dividend Reinvestment Plan Puget Energy has a stock purchase and dividend reinvestment plan pursuant to which existing shareholders and residents of the state of Washington may invest cash and cash dividends in shares of Puget Energy's common stock. Since new shares of common stock may be purchased directly from Puget Energy, Puget Energy may receive funds for general corporate purposes through the program. Puget Energy has registered 5,000,000 shares of common stock for sale pursuant to the plan in 2001. In 2001 and 2000, Puget Energy issued 1,119,568 shares and 981,549 shares, respectively, resulting in proceeds of $25.6 million and $23.1 million. At December 31, 2001, 3,880,432 shares remained available for issuance under the plan.

General and Interim Rate Proceedings On November 26, 2001, PSE filed both an electric and gas general rate increase request with the Washington Commission. The request is for a $228.3 million increase in electric revenues and a $85.9 million increase in base natural gas revenues. By statute, the general rate case proceedings can take up to 11 months from the time of the filing.

On December 3, 2001, PSE filed petitions for an interim electric rate increase with the Washington Commission. The interim filing is comprised of two parts: a request for deferral of projected underrecovered power costs for the period January 1 through February 28, 2002 (approximately $66.4 million) and a surcharge to rates to collect in rates projected underrecovered power costs for the period March 1 through October 31, 2002 (approximately $104.3 million), and the deferred amount.

On December 20, 2001, the Washington Commission authorized PSE to defer excess power costs for the period January 1, 2002 through March 31, 2002. PSE projects the excess power costs for the period will be approximately $89.2 million. The final accounting order issued by the Washington Commission on December 28, 2001 stated that the deferred costs would be examined in the context of PSE's interim and general rate case. PSE will bear the burden of proof to show such costs were prudently incurred and that deferred costs should be recovered in customer rates. PSE presently anticipates the Washington Commission will act on PSE's interim request to approve the surcharge to electric rates before March 31, 2002. On February 11, 2002, PSE filed rebuttal testimony revising the collection period for the $170.7 million interim request as follows: collection of $136.2 million over the period March 15, 2002 through October 31, 2002 with the remaining deferral of $34.5 million collected over the period November 1, 2002 through October 31, 2003.

Neither PSE nor Puget Energy can predict the outcome of the interim and general rate cases. Denial by the Washington Commission, in whole or in substantial part, of PSE's petitions for the interim electric rate increase and the general electric and gas rate increases, would have a material adverse impact on cash flows and earnings. In particular, absent an adequate interim electric rate increase:

- PSE projects that earnings available for interest would fall below two times annual interest charges on outstanding first mortgage bonds as early as April 2002, prohibiting the issuance of additional first mortgage bonds and, therefore, senior notes secured by a pledge of first mortgage bonds;
- PSE's and Puget Energy's credit ratings could be adjusted downward by Standard & Poor's and Moody's Investors Service upon their review of rate decisions of the Washington Commission, adversely affecting the cost and availability of capital;
- Puget Energy's ability to sell its common stock, and the price at which such stock could be sold, could be adversely impaired; and
- PSE projects that it will exceed its short-term borrowing limits available under existing credit lines in the latter part of 2002.

If rate relief is not granted and Puget Energy and PSE are unable to issue additional securities to finance operations, construction programs and other capital expenditures, the companies will fund operations and capital requirements through 2002 by taking extraordinary cash conservation measures. These measures may include:

- deferral of PSE's construction expenditures and a reduction in operations and maintenance expenditures; and
- reduction in, or suspension of, dividends on Puget Energy's common stock.

RATE MATTERS – ELECTRIC

The order approving the Merger, issued by the Washington Commission on February 5, 1997, contained a rate plan designed to provide a five-year period of rate certainty for customers and to provide PSE with an opportunity to achieve a reasonable return on investment. General electric tariff rates were stipulated to increase annually between 1.0% and 1.5% depending on rate class on January 1 of 1998 through 2001. PSE has had no electric rate adjustment mechanism during the rate stability period to adjust for changes in electric energy supply costs or fuel costs. These variances may now significantly influence earnings. The rate stabilization period ended on December 31, 2001.

RATE MATTERS – GAS

As a result of sharp increases in gas costs during 2000, PSE filed two PGA and deferral amortization filings with the Washington Commission which were approved. The PGA filings allow PSE to recover expected increases in annual gas costs and deferral amortization filings allow PSE to recover prior period gas cost undercollections.

As a result, gas rates to all sales customers increased by an average of 30.2% on August 1, 2000, and 26.4% again on January 12, 2001. Subsequent declines in gas costs led to PSE obtaining approval of another PGA and deferral amortization filing in 2001 resulting in an average 8.9% reduction in gas sales rates on September 1, 2001. (See Note 1 to the Consolidated Financial Statements for a description of the PGA mechanism.)

OTHER

In the second quarter of 2000, PSE sold all of its redeemable 6% convertible preferred stock of Cabot for $51.4 million. There was no significant gain or loss on the transaction.

On July 25, 2001, FERC ordered an evidentiary hearing to determine what refunds California energy buyers are due for purchases in the spot markets operated by the CAISO or the California Power Exchange Corporation covering the period October 2, 2000 through June 20, 2001. The presiding Administrative Law Judge in this proceeding has set trial schedules during 2002 after which the presiding Administrative Law Judge is expected to issue his finding of fact and record on the matter in August 2002. PSE entered into transactions that may be subject to refund in this proceeding and is unable to predict the outcome of this FERC proceeding or any judicial proceeding arising therefrom.

On July 25, 2001, FERC also established a separate preliminary evidentiary proceeding for the purpose of exploring whether there have been excessive charges for spot market sales in the Pacific Northwest for the period December 25, 2000 through June 20, 2001. The presiding Administrative Law Judge in the Pacific Northwest proceeding has issued a recommendation that refunds with respect to such charges during such period were not warranted. FERC is reviewing this recommendation. PSE made transactions that may be subject to refund in this proceeding. PSE is unable to predict the outcomes of this FERC proceeding or any judicial proceeding arising therefrom.

In March 1998, PSE entered into an agreement with Schlumberger North America (Schlumberger) (formerly known as CellNet Data Services Inc.) under which PSE would lend Schlumberger up to $35 million in the form of multiple draws so that Schlumberger could finance an Automated Meter Reading (AMR) network system to be deployed in PSE's service territory. In September 1999, PSE announced it was expanding its AMR network system from 800,000 meters to 1,325,000 meters and as a result increased the authorized loan amount to $72 million. As of December 31, 2000, the outstanding loan balance was $51.9 million. In August 2001, Schlumberger paid off its outstanding loan balance of $64.1 million.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires that management apply accounting policies and make estimates and assumptions that affect results of operations and the reported amounts of assets and liabilities in the financial statements. The following areas represent those that management believes are particularly important to the financial statements and that require the use of estimates and assumptions to describe matters that are inherently uncertain:

FERC Accounting Puget Energy's regulated subsidiary, PSE, prepares its financial statements in accordance with generally accepted accounting principles and in conformity with the FERC's uniform system of accounts. The Washington Commission also requires PSE to use FERC's uniform system of accounts.

Cost Basis Regulation Puget Energy's regulated subsidiary, PSE, is subject to regulation by the Washington Commission and FERC. The rates that are charged by PSE to its customers are based upon cost basis regulation reviewed and approved by these regulatory commissions. Under the authority of these commissions, PSE has recorded certain regulatory assets and liabilities in the amount of $637.9 million as of December 31, 2001. If PSE's rates were no longer based upon cost basis regulation or the probability of future collection in rates the assets and liabilities would be written off to earnings.

Derivatives Puget Energy uses derivative financial instruments primarily to manage its commodity price risks. Derivative financial instruments are accounted for under Statement No. 133 – "Accounting for Derivative Instruments and Hedging Activities", as amended by Statement No. 138. Accounting for derivatives continues to evolve through guidance issued by the Derivatives Implementation Group (DIG) of the Financial Accounting Standards Board. To the extent that changes by the DIG modify current guidance, including the normal purchases and normal sales determination, the accounting treatment for derivatives may change.

To manage its utilization of generation supply, Puget Energy enters into contracts to purchase or sell electricity and gas. These contracts are considered derivatives under Statement No. 133 unless a determination is made that they qualify for normal purchases and normal sales exclusion. If the exclusion applies, those contracts are not marked-to-market and are not reflected in the financial statements until delivery occurs.

The availability of the normal purchases and normal sales exclusion to specific contracts is based on a determination that excess generation is available for a forward sale and similarly a determination that at certain times generation supply will be insufficient to serve load. This determination is based on internal models that forecast customer demand and generation supply. The models include assumptions regarding customer load growth rates, which are influenced by the economy, weather and the impact of customer choice, and generating unit availability. The critical assumptions used in the determination of normal purchases and normal sales are consistent with assumptions used in the general planning process.

Energy contracts that are considered derivatives may be eligible for designation as cash flow hedges. If a contract is designated as a cash flow hedge, the change in its market value is generally deferred as a component of other comprehensive income until the transaction it is hedging is completed. Conversely, the change in the market value of derivatives not designated as cash flow hedges is recorded in current period earnings.

When external quoted market prices are not available for derivative contracts, Puget uses a valuation model which uses volatility assumptions relating to future energy prices based on specific energy markets and utilizes externally available forward market price curves.

Defined Pension Plan Puget Energy has a defined benefit plan covering substantially all employees of PSE. For 2001, 2000 and 1999 pension income of $15.4 million, $12.9 million and $3.5 million, respectively, has been recorded in the financial statements. Changes in market values of stocks or interest rates will affect the amount of income that Puget Energy can record in its financial statements in future years. As the market values of stocks decline, it is anticipated that the amount of pension income will be reduced.

During 2002, PSE will be transitioning 481 service jobs that had previously been held by PSE employees to outside service providers. Under Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," PSE will be recognizing a curtailment gain of approximately $0.7 million.

California Independent System Operator Reserve PSE operates within the western wholesale market and has made sales into the California energy market. During the first quarter of 2001, PSE received partial payments for sales made in the fourth quarter of 2000. At December 31, 2000, PSE's receivables from the CAISO and other counterparties, net of reserves, were $41.8 million. At December 31, 2001, such receivables, net of reserves, were approximately $26.6 million. The Company made the reserve based upon estimated credit quality and collection from the CAISO at December 31, 2000.

New Accounting Pronouncements On January 1, 2002, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" became effective and as a result, Puget Energy will cease amortization of goodwill. During 2001, Puget Energy had approximately $2.4 million of amortization. In lieu of the amortization, Puget Energy will perform an initial impairment review of goodwill and an annual impairment review thereafter. The initial review will be completed during the first half of 2002 and it is anticipated that Puget Energy will not record an impairment charge upon completion of the initial impairment review.

Effective January 1, 2003, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligation" will become effective for Puget Energy. Statement No. 143 will require Puget Energy to record the fair value of liabilities associated with an asset retirement obligation in the period in which the obligation is incurred. Puget Energy is determining its retirement obligations and will record on January 1, 2003 an initial liability as a capitalized cost as part of the asset's carrying value and expense the retirement obligation over the asset's useful life. The impact of this statement has not been determined.

ITEM 7a | QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Puget Energy is exposed to market risks, including changes in commodity prices and interest rates.

Commodity Price Risk Puget Energy's energy related businesses are exposed to risks related to changes in commodity prices. As part of its business, Puget Energy markets power to wholesale customers by entering into contracts to purchase or supply electric energy or natural gas at specified delivery points and at specified future delivery dates. Puget Energy's energy risk management function manages Puget Energy's core electric and gas supply portfolios.

Puget Energy manages its energy supply portfolio to achieve three primary objectives:

(i) Ensure that physical energy supplies are available to serve retail customer requirements;

(ii) Manage portfolio risks to limit undesired impacts on PSE financial results; and

(iii) Optimize the value of Puget Energy's energy supply assets.

The portfolio is subject to major sources of variability (e.g., hydro generation, temperature-sensitive retail sales, and market prices for gas and power supplies). At certain times, these sources of variability can mitigate portfolio imbalances; at other times they can exacerbate portfolio imbalances.

Hedging strategies for Puget Energy's energy supply portfolio interact with portfolio optimization activities. Some hedges can be implemented in ways that retain Puget Energy's ability to use its energy supply portfolio to produce additional value; other hedges can only be achieved by forgoing optimization opportunities.

The prices of energy commodities are subject to fluctuations due to unpredictable factors including weather, generation outages and other factors which impact supply and demand. This commodity price risk is a consequence of purchasing energy at fixed and variable prices and providing deliveries at different tariff and variable prices. Costs associated with ownership and operation of production facilities are another component of this risk. PSE may use forward delivery agreements, swaps and option contracts for the purpose of hedging commodity price risk. Some of these contracts are considered derivatives under Statement No. 133 unless a determination is made that they qualify for normal purchase and normal sales exclusion. If the exclusion applies, those contracts are not marked-to-market and are not reflected in the financial statement until delivery occurs. During fiscal year 2000, unrealized changes in the market value of these derivatives were deferred and recognized upon settlement along with the underlying hedged transaction. Effective January 1, 2001, pursuant to Statement No. 133, which requires that all derivative instruments be recorded on the balance sheet at their fair value, changes in the fair value of Puget Energy's derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as qualifying hedge under the statement and, if it is, the type of hedge transaction. Puget Energy does not consider its current operations to meet the definition of trading activities as described by the Emerging Issues Task Force of the Financial Accounting Standards Issue No. 98-10, "Accounting for Contracts involved in Energy Trading and Risk Management Activities."

At December 31, 2001, Puget Energy had an after-tax net liability of approximately $27.1 million of energy contracts designated as qualifying cash flow hedges and a corresponding amount in other comprehensive income. Puget Energy also had energy contracts that were marked-to-market through current earnings for 2001 of $7.5 million after-tax which includes $14.7 million for the cumulative effect of the accounting change in the first quarter. A hypothetical 10% increase in the market prices of natural gas and electricity prices would increase the fair value of qualifying cash flow hedges by approximately $4.7 million after-tax and would reduce current earnings for those contracts marked-to-market in earnings by $2.5 million after-tax. In addition, PSE believes its current rate design, including its Optional Large Power Sales Rate, various special contracts and the PGA mechanism mitigate a portion of this risk.

Market risk is managed subject to parameters established by the Board of Directors. A Risk Management Committee separate from the units that manage these risks monitors compliance with PSE's policies and procedures. In addition, the Audit Committee of PSE's Board of Directors has oversight of the Risk Management Committee.

The fair value of energy contracts that are recorded in the balance sheet of Puget Energy are comprised of the following (net of tax):

PUGET ENERGY

DERIVATIVE CONTRACTS IN MILLIONS	
Fair value of contracts outstanding at transition date of January 1, 2001	$ 276.6
Contracts realized or otherwise settled during 2001	(112.2)
Changes in fair values of derivatives	(199.8)
Fair value of contracts outstanding at December 31, 2001	$ (35.4)

	FAIR VALUE OF CONTRACTS WITH SETTLEMENT DURING YEAR				
SOURCE OF FAIR VALUE IN MILLIONS	2002	2003 – 2004	2005 – 2006	2007 AND THEREAFTER	TOTAL FAIR VALUE
Prices based on models and other valuation methods	$(45.2)	$3.6	$4.1	$2.1	$(35.4)

Interest Rate Risk Puget Energy believes interest rate risk of Puget Energy primarily relates to the use of short-term debt instruments and new long-term debt financing needed to fund capital requirements. Puget Energy manages its interest rate risk through the issuance of mostly fixed-rate debt of various maturities. Puget Energy does utilize bank borrowings, commercial paper and line of credit facilities to meet short-term cash requirements. These short-term obligations are commonly refinanced with fixed-rate bonds or notes when needed and when interest rates are considered favorable. Puget Energy may enter into swap instruments to manage the interest rate risk associated with these debts. Puget Energy did not have any swap instruments outstanding as of December 31, 2001. The carrying amounts and fair values of Puget Energy's fixed-rate debt instruments are:

IN MILLIONS	2001 CARRYING AMOUNT	2001 FAIR VALUE	2000 CARRYING AMOUNT	2000 FAIR VALUE
Financial liabilities:				
Short-term debt	$ 348.6	$ 348.6	$ 378.3	$ 378.3
Long-term debt	2,246.7	2,131.2	2,189.8	2,183.0

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See index on page 62.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART THREE

The information required by Part III with respect to Puget Energy is incorporated herein by reference to Puget Energy's proxy statement for its 2002 Annual Meeting of Shareholders (Commission File No. 1-16305). Reference is also made to the information regarding Puget Energy's executive officers set forth in Part I of this report.

ITEM 10 | DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

The information required by this item with respect to PSE is incorporated herein by reference, to the material under "Election of Directors" and "Security Ownership of Directors and Executive Officers – Section 16(a) Beneficial Ownership Reporting Compliance" in Puget Energy's proxy statement for its 2002 Annual Meeting of Shareholders (Commission File No. 1-16305), which is filed as Exhibit 99.1 to this report. Reference is also made to the information regarding Puget Sound Energy's executive officers set forth in Part I of this report.

ITEM 11 | EXECUTIVE COMPENSATION

The information required by this item with respect to PSE is incorporated herein by reference to the material under "Structure and Compensation of Board of Directors – Director Compensation," "Executive Compensation" and "Employment Contracts, Termination of Employment and Change-In-Control Arrangements" in Puget Energy's proxy statement for its 2002 Annual Meeting of Shareholders (Commission File No. 1-16305), which is filed as Exhibit 99.1 to this report.

ITEM 12 | SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 31, 2001, all of the issued and outstanding shares of Puget Sound Energy's common stock were held beneficially and of record by Puget Energy.

ITEM 13 | CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item with respect to PSE is incorporated herein by reference to the material under "Certain Transactions" in Puget Energy's proxy statement for its 2002 Annual Meeting of Shareholders (Commission File No. 1-16305), which is filed as Exhibit 99.1 to this report.

PART FOUR

ITEM 14 | EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:
1) Financial statement schedules – see index on page 62.
2) Exhibits – see index on page 103.

(b) Reports on Form 8-K:

Puget Energy and Puget Sound Energy
1) Form 8-K filed by Puget Energy and PSE on October 15, 2001 – Item 5 Other Events, related to denial of PSE's interim rate relief by the Washington Commission.
2) Form 8-K filed by Puget Energy and PSE on November 28, 2001 – Item 5 Other Events, related to PSE filing for electric and gas general rate increase with the Washington Commission.
3) Form 8-K filed by Puget Energy and PSE on December 3, 2001 (as amended by Form 8-K/A filed on December 4, 2001) – Item 5 Other Events, related to PSE's petition filed for interim electric-rate increase with the Washington Commission.
4) Form 8-K filed by Puget Energy and PSE on December 24, 2001 – Item 5 Other Events, related to the approval by the Washington Commission to defer PSE's excess power costs.

Puget Energy
5) Form 8-K filed by Puget Energy on October 24, 2001 – Item 5 Other Events, related to Puget Energy, Inc. third-quarter results of operation.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PUGET ENERGY, INC.

/s/ Stephen P. Reynolds
President and Chief Executive Officer
Date: March 7, 2002

PUGET SOUND ENERGY, INC.

/s/ Stephen P. Reynolds
President and Chief Executive Officer
Date: March 7, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of each registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE (PUGET ENERGY AND PSE UNLESS OTHERWISE NOTED)	DATE
/s/ Douglas P. Beighle (Douglas P. Beighle)	Chairman of the Board	March 7, 2002
/s/ Stephen P. Reynolds (Stephen P. Reynolds)	President, Chief Executive Officer and Director	March 7, 2002
/s/ Stephen A. McKeon (Stephen A. McKeon)	Senior Vice President Finance and Legal (Chief Financial Officer)	March 7, 2002
/s/ James W. Eldredge (James W. Eldredge)	Corporate Secretary and Chief Accounting Officer	March 7, 2002
/s/ Charles W. Bingham (Charles W. Bingham)	Director	March 7, 2002
/s/ Phyllis J. Campbell (Phyllis J. Campbell)	Director	March 7, 2002
/s/ Craig W. Cole (Craig W. Cole)	Director	March 7, 2002
/s/ Robert L. Dryden (Robert L. Dryden)	Director	March 7, 2002
/s/ John D. Durbin (John D. Durbin)	Director	March 7, 2002
/s/ Tomio Moriguchi (Tomio Moriguchi)	Director	March 7, 2002
/s/ Dr. Kenneth P. Mortimer (Dr. Kenneth P. Mortimer)	Director	March 7, 2002
/s/ Sally G. Narodick (Sally G. Narodick)	Director	March 7, 2002

REPORT OF MANAGEMENT

PUGET ENERGY, INC. AND PUGET SOUND ENERGY, INC.

The accompanying consolidated financial statements of Puget Energy, Inc. and Puget Sound Energy, Inc. have been prepared under the direction of management, which is responsible for their integrity and objectivity. The statements have been prepared in accordance with generally accepted accounting principles and include amounts based on judgments and estimates by management where necessary. Management also prepared the other information in the Annual Report on Form 10-K and is responsible for its accuracy and consistency with the financial statements.

Puget Energy and Puget Sound Energy maintain a system of internal control which, in management's opinion, provides reasonable assurance that assets are properly safeguarded and transactions are executed in accordance with management's authorization and properly recorded to produce reliable financial records and reports. The system of internal control provides for appropriate division of responsibility and is documented by written policy and updated as necessary. Puget Sound Energy's internal audit staff assesses the effectiveness and adequacy of the internal controls on a regular basis and recommends improvements when appropriate. Management considers the internal auditor's and independent auditor's recommendations concerning Puget Energy's and Puget Sound Energy's internal controls and takes steps to implement those that they believe are appropriate in the circumstances.

In addition, PricewaterhouseCoopers LLP, the independent accountants, have performed audit procedures deemed appropriate to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Board of Directors pursues its oversight role for the financial statements through the audit committee, which is composed solely of outside Directors. The audit committee meets regularly with management, the internal auditors and the independent auditors, jointly and separately, to review management's process of implementation and maintenance of internal accounting controls and auditing and financial reporting matters. The internal and independent auditors have unrestricted access to the audit committee.

/s/ Stephen P. Reynolds
Stephen P. Reynolds
President and Chief Executive Officer

/s/ Stephen A. McKeon
Stephen A. McKeon
Senior Vice President Finance and Legal (Chief Financial Officer)

/s/ James W. Eldredge
James W. Eldredge
Corporate Secretary and Chief Accounting Officer

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

TO THE SHAREHOLDERS OF PUGET ENERGY, INC.:

In our opinion, the consolidated financial statements listed on page 62 of this Annual Report on Form 10-K present fairly, in all material respects, the financial position of Puget Energy, Inc. (formerly Puget Sound Energy, Inc.) and its subsidiaries at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed on page 102 of the document presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 18 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivatives instruments and hedging activities as required by Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities."

PricewaterhouseCoopers LLP

Seattle, Washington
February 8, 2002

TO THE SHAREHOLDER OF PUGET SOUND ENERGY, INC.:

In our opinion, the consolidated financial statements listed on page 62 of this Annual Report on Form 10-K present fairly, in all material respects, the financial position of Puget Sound Energy, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed on page 102 of the document presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 18 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivatives instruments and hedging activities as required by Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities."

PricewaterhouseCoopers LLP

Seattle, Washington
February 8, 2002

CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULE

Covered by the Foregoing Report of Independent Accountants and Exhibits

Index

All other schedules have been omitted because of the absence of the conditions under which they are required, or because the information required is included in the financial statements or the notes thereto.

Financial statements of PSE's subsidiaries are not filed herewith inasmuch as the assets, revenues, earnings and earnings reinvested in the business of the subsidiaries are not material in relation to those of PSE.

EXHIBITS:

Income: Puget Energy

CONSOLIDATED STATEMENTS OF INCOME

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS FOR YEARS ENDED DECEMBER 31	2001	2000	1999
Operating revenues:			
Electric	$2,352,658	$2,771,695	$1,558,012
Gas	815,071	612,311	485,488
Other	206,262	57,666	24,444
Total operating revenues	3,373,991	3,441,672	2,067,944
Operating expenses:			
Energy costs:			
Purchased electricity	1,406,107	1,766,625	780,162
Residential exchange	(75,864)	(41,000)	(39,000)
Purchased gas	537,431	332,927	220,009
Fuel	281,405	182,978	59,439
FAS-133 unrealized gain	(11,182)	—	—
Utility operations and maintenance	265,789	240,094	240,645
Other operations and maintenance	156,731	60,612	27,179
Depreciation and amortization	217,540	196,513	175,710
Conservation amortization	6,493	6,830	7,841
Taxes other than federal income taxes	214,414	203,230	180,141
Federal income taxes	78,006	128,991	108,002
Total operating expenses	3,076,870	3,077,800	1,760,128
Operating income	297,121	363,872	307,816
Other income	14,526	5,061	28,135
Income before interest charges	311,647	368,933	335,951
Interest charges:			
AFUDC	(4,446)	(9,303)	(10,582)
Interest expense	194,505	184,405	160,966
Total interest charges	190,059	175,102	150,384
Net income before cumulative effect of accounting change	121,588	193,831	185,567
FAS-133 transition adjustment loss (net of tax)	14,749	—	—
Net income	106,839	193,831	185,567
Less preferred stock dividends accrual	8,413	8,994	11,065
Income for common stock	$ 98,426	$ 184,837	$ 174,502
Common shares outstanding weighted average	86,445	85,411	84,613
Basic and diluted earnings per common share before cumulative effect of accounting change	$ 1.31	$ 2.16	$ 2.06
Basic and diluted for cumulative effect of accounting change	(0.17)	—	—
Basic and diluted earnings per common share	$ 1.14	$ 2.16	$ 2.06

The accompanying notes are an integral part of the consolidated financial statements.

Assets: Puget Energy

CONSOLIDATED BALANCE SHEETS — ASSETS

DOLLARS IN THOUSANDS AT DECEMBER 31	2001	2000
Utility plant:		
Electric plant	$ 4,167,920	$ 4,054,551
Gas plant	1,551,439	1,459,488
Common plant	362,670	351,051
Less: Accumulated depreciation and amortization	(2,194,048)	(2,026,681)
Net utility plant	3,887,981	3,838,409
Other property and investments:		
Investment in Bonneville Exchange Power Contract	54,663	58,189
Goodwill, net	96,925	45,655
Other	165,661	188,453
Total other property and investments	317,249	292,297
Current assets:		
Cash	92,356	36,383
Accounts receivable, net of allowance for doubtful accounts	279,321	343,108
Unbilled revenues	147,008	211,784
Purchased gas receivable	37,228	96,050
Materials and supplies, at average cost	90,333	99,001
Current portion of FAS-133 unrealized gain	3,315	—
Prepayments and other	11,277	11,607
Total current assets	660,838	797,933
Other long-term assets:		
Regulatory asset for deferred income taxes	193,016	207,350
Regulatory asset for PURPA buyout costs	244,635	243,071
FAS-133 unrealized gain	3,317	—
Other	239,941	177,609
Total long-term assets	680,909	628,030
Total assets	$ 5,546,977	$ 5,556,669

The accompanying notes are an integral part of the consolidated financial statements.

Capitalization and Liabilities: Puget Energy

CONSOLIDATED BALANCE SHEETS — CAPITALIZATION AND LIABILITIES

DOLLARS IN THOUSANDS AT DECEMBER 31	2001	2000
Capitalization (See "Consolidated Statements of Capitalization"):		
Common equity	$1,362,724	$1,426,640
Preferred stock not subject to mandatory redemption	60,000	60,000
Preferred stock subject to mandatory redemption	50,662	58,162
Corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation	300,000	100,000
Long-term debt	2,127,054	2,170,797
Total capitalization	3,900,440	3,815,599
Current liabilities:		
Accounts payable	167,426	410,619
Short-term debt	348,577	378,316
Current maturities of long-term debt	119,523	19,000
Accrued expenses:		
Taxes	70,708	103,996
Salaries and wages	14,746	17,445
Interest	42,505	43,955
Current portion of FAS-133 unrealized loss	35,145	—
Other	46,178	26,685
Total current liabilities	844,808	1,000,016
Deferred income taxes	605,315	608,185
FAS-133 unrealized loss	75	—
Other deferred credits	196,339	132,869
Commitments and contingencies	—	—
Total capitalization and liabilities	$5,546,977	$5,556,669

The accompanying notes are an integral part of the consolidated financial statements.

Capitalization: Puget Energy

CONSOLIDATED STATEMENTS OF CAPITALIZATION

DOLLARS IN THOUSANDS AT DECEMBER 31	2001	2000
Common equity:		
Common stock $0.01 par value – 250,000,000 shares authorized, 87,023,210 shares outstanding at December 31, 2001 and $10 stated value, 150,000,000 shares authorized, 85,903,791 shares outstanding at December 31, 2000	$ 870	$ 859,038
Additional paid-in capital	1,358,946	470,179
Earnings reinvested in the business	32,229	92,673
Accumulated other comprehensive income (loss) – net	(29,321)	4,750
Total common equity	1,362,724	1,426,640
Preferred stock not subject to mandatory redemption – cumulative – $25 par value:*		
7.45% series II – 2,400,000 shares authorized and outstanding	60,000	60,000
Total preferred stock not subject to mandatory redemption	60,000	60,000
Preferred stock subject to mandatory redemption – cumulative $100 par value:*		
4.84% series – 150,000 shares authorized, 14,808 shares outstanding	1,481	1,481
4.70% series – 150,000 shares authorized, 4,311 shares outstanding	431	431
7.75% series – 750,000 shares authorized, 487,500 and 562,500 shares outstanding	48,750	56,250
Total preferred stock subject to mandatory redemption	50,662	58,162
Corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation	300,000	100,000
Long-term debt:		
First mortgage bonds and senior notes	2,009,000	2,028,000
Pollution control revenue bonds:		
Revenue refunding 1991 series, due 2021	50,900	50,900
Revenue refunding 1992 series, due 2022	87,500	87,500
Revenue refunding 1993 series, due 2020	23,460	23,460
Other notes	75,762	—
Unamortized discount – net of premium	(45)	(63)
Long-term debt due within one year	(119,523)	(19,000)
Total long-term debt excluding current maturities	2,127,054	2,170,797
Total capitalization	$3,900,440	$3,815,599

* Puget Energy has 50,000,000 shares authorized for $0.01 par value preferred stock. PSE has 13,000,000 shares authorized for $25 par value preferred stock and 3,000,000 shares authorized for $100 par value preferred stock.

The accompanying notes are an integral part of the consolidated financial statements.

Earnings Reinvested: Puget Energy

CONSOLIDATED STATEMENTS OF EARNINGS REINVESTED

DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS FOR YEARS ENDED DECEMBER 31	2001	2000	1999
Balance at beginning of year	$ 92,673	$ 66,019	$ 47,548
Net income	106,839	193,831	185,567
Total	199,512	259,850	233,115
Deductions:			
Dividends declared:			
Preferred stock:			
Adjustable rate series B	—	—	38
$1.86 per share on 7.45% series II	4,470	4,470	4,470
$2.13 per share on 8.50% series III	—	—	1,700
$4.84 per share on 4.84% series	72	72	72
$4.70 per share on 4.70% series	20	20	20
$7.75 per share on 7.75% series	3,923	4,505	5,086
Common stock	158,798	156,929	155,591
Loss on preferred stock redemptions	—	1,181	119
Total deductions	167,283	167,177	167,096
Balance at end of year	$ 32,229	$ 92,673	$ 66,019
Dividends declared per common share	$ 1.84	$ 1.84	$ 1.84

Comprehensive Income: Puget Energy

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

DOLLARS IN THOUSANDS FOR YEARS ENDED DECEMBER 31	2001	2000	1999
Net income	$ 106,839	$ 193,831	$ 185,567
Other comprehensive income, net of tax:			
Unrealized holding gains (losses) on available for sale securities	(1,823)	(938)	12,330
Reclassification adjustment for gains on available for sales securities included in net income	(5)	(3,160)	(12,284)
Minimum pension liability adjustment	(5,148)	—	—
FAS-133 transition adjustment	286,928	—	—
FAS-133 unrealized losses during period	(131,420)	—	—
Reversal of FAS-133 unrealized gains settled during period	(182,603)	—	—
Other comprehensive income (loss)	(34,071)	(4,098)	46
Comprehensive income	$ 72,768	$ 189,733	$ 185,613

The accompanying notes are an integral part of the consolidated financial statements.

Cash Flows: Puget Energy

CONSOLIDATED STATEMENTS OF CASH FLOWS

DOLLARS IN THOUSANDS FOR YEARS ENDED DECEMBER 31	2001	2000	1999
Operating activities:			
Net income	$ 106,839	$ 193,831	$ 185,567
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	217,540	196,513	175,710
Deferred federal income taxes and tax credits – net	9,056	(7,446)	21,133
Deferred state income taxes – net	2,408	—	—
Gain from sale of investment in Cabot common stock	—	—	(18,899)
Gain from sale of investment in Homeguard Security Services	—	—	(11,659)
Gain from sale of securities	—	(6,476)	—
Other (including conservation amortization)	189	(7,276)	(3,708)
Cash received from contract initiation	16,870	—	—
PURPA buyout costs	—	—	(12,000)
Change in certain current assets and liabilities	(54,614)	(48,863)	(25,446)
Net cash provided by operating activities	298,288	320,283	310,698
Investing activities:			
Construction expenditures – excluding equity AFUDC	(247,435)	(296,480)	(330,976)
Additions to other property, plant and equipment	(5,193)	—	—
Energy conservation expenditures	(15,591)	(6,931)	(5,583)
Proceeds from sale of investment in Cabot common stock	—	—	37,353
Proceeds from sale of investment in Cabot preferred stock	—	51,463	—
Proceeds from sale of Homeguard Security Services	—	—	13,399
Proceeds from sale of Centralia plant	—	37,449	—
Proceeds from sale of securities	—	6,757	—
Purchase of Encogen	—	—	(55,000)
Investments by InfrastruX	(75,591)	(85,506)	—
Repayment from / (loans to) Schlumberger	51,948	(20,874)	(31,075)
Other	(16,446)	(14,138)	9,001
Net cash used by investing activities	(308,308)	(328,260)	(362,881)
Financing activities:			
Increase (decrease) in short-term debt – net	(32,406)	(226,395)	153,807
Dividends paid	(141,709)	(142,886)	(160,067)
Issuance of common stock	—	—	1,136
Issuance of trust preferred stock	200,000	—	—
Redemption of preferred stock	(7,500)	(7,503)	(42,575)
Issuance of bonds and long term debt	70,250	510,000	250,000
Redemption of bonds and notes	(19,000)	(150,980)	(110,370)
Other	(3,642)	(3,583)	(2,257)
Net cash provided (used) by financing activities	65,993	(21,347)	89,674
Increase (decrease) in cash from net income	55,973	(29,324)	37,491
Cash at beginning of year	36,383	65,707	28,216
Cash at end of year	$ 92,356	$ 36,383	$ 65,707

The accompanying notes are an integral part of the consolidated financial statements.

Income: Puget Sound Energy

CONSOLIDATED STATEMENTS OF INCOME

DOLLARS IN THOUSANDS FOR YEARS ENDED DECEMBER 31	2001	2000	1999
Operating revenues:			
Electric	$2,352,658	$2,771,695	$1,558,012
Gas	815,071	612,311	485,488
Other	32,476	57,666	24,444
Total operating revenues	3,200,205	3,441,672	2,067,944
Operating expenses:			
Energy costs:			
Purchased electricity	1,406,107	1,766,625	780,162
Residential exchange	(75,864)	(41,000)	(39,000)
Purchased gas	537,431	332,927	220,009
Fuel	281,405	182,978	59,439
FAS-133 unrealized gain	(11,182)	—	—
Utility operations and maintenance	265,789	240,094	240,645
Other operations and maintenance	8,546	60,612	27,179
Depreciation and amortization	208,720	196,513	175,710
Conservation amortization	6,493	6,830	7,841
Taxes other than federal income taxes	208,597	203,230	180,141
Federal income taxes	75,683	128,991	108,002
Total operating expenses	2,911,725	3,077,800	1,760,128
Operating income	288,480	363,872	307,816
Other income	17,053	5,061	28,135
Income before interest charges	305,533	368,933	335,951
Interest charges:			
AFUDC	(4,446)	(9,303)	(10,582)
Interest expense	190,849	184,405	160,966
Total interest charges	186,403	175,102	150,384
Net income before cumulative effect of accounting change	119,130	193,831	185,567
FAS-133 transition adjustment loss (net of tax)	14,749	—	—
Net income	104,381	193,831	185,567
Less preferred stock dividends accrual	8,413	8,994	11,065
Income for common stock	$ 95,968	$ 184,837	$ 174,502

The accompanying notes are an integral part of the consolidated financial statements.

Assets: Puget Sound Energy

CONSOLIDATED BALANCE SHEETS — ASSETS

DOLLARS IN THOUSANDS AT DECEMBER 31	2001	2000
Utility plant:		
Electric plant	$ 4,167,920	$ 4,054,551
Gas plant	1,551,439	1,459,488
Common plant	362,670	351,051
Less: Accumulated depreciation and amortization	(2,194,048)	(2,026,681)
Net utility plant	3,887,981	3,838,409
Other property and investments:		
Investment in Bonneville Exchange Power Contract	54,663	58,189
Goodwill, net	—	45,655
Other	95,867	188,453
Total other property and investments	150,530	292,297
Current assets:		
Cash	82,708	36,383
Accounts receivable, net of allowance for doubtful accounts	235,348	343,108
Unbilled revenues	147,008	211,784
Purchased gas receivable	37,228	96,050
Materials and supplies, at average cost	85,318	99,001
Current portion of FAS-133 unrealized gain	3,315	—
Prepayments and other	7,405	11,607
Total current assets	598,330	797,933
Other long-term assets:		
Regulatory asset for deferred income taxes	193,016	207,350
Regulatory asset for PURPA buyout costs	244,635	243,071
FAS-133 unrealized gain	3,317	—
Other	239,941	177,609
Total other long-term assets	680,909	628,030
Total assets	$ 5,317,750	$ 5,556,669

The accompanying notes are an integral part of the consolidated financial statements.

Capitalization and Liabilities: Puget Sound Energy

CONSOLIDATED BALANCE SHEETS — CAPITALIZATION AND LIABILITIES

DOLLARS IN THOUSANDS AT DECEMBER 31	2001	2000
Capitalization (See "Consolidated Statements of Capitalization"):		
Common equity	$1,267,654	$1,426,640
Preferred stock not subject to mandatory redemption	60,000	60,000
Preferred stock subject to mandatory redemption	50,662	58,162
Corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation	300,000	100,000
Long-term debt	2,053,815	2,170,797
Total capitalization	3,732,131	3,815,599
Current liabilities:		
Accounts payable	154,600	410,619
Short-term debt	338,168	378,316
Current maturities of long-term debt	117,000	19,000
Accrued expenses:		
Taxes	70,210	103,996
Salaries and wages	14,746	17,445
Interest	42,505	43,955
Current portion of FAS-133 unrealized loss	35,145	—
Other	25,178	26,685
Total current liabilities	797,552	1,000,016
Deferred income taxes	601,001	608,185
FAS-133 unrealized loss	75	—
Other deferred credits	186,991	132,869
Commitments and contingencies	—	—
Total capitalization and liabilities	$5,317,750	$5,556,669

The accompanying notes are an integral part of the consolidated financial statements.

Capitalization: Puget Sound Energy

CONSOLIDATED STATEMENTS OF CAPITALIZATION

DOLLARS IN THOUSANDS AT DECEMBER 31	2001	2000
Common equity:		
Common stock ($10 stated value) – 150,000,000 shares authorized,		
85,903,791 shares outstanding	$ 859,038	$ 859,038
Additional paid-in capital	382,592	470,179
Earnings reinvested in the business	55,345	92,673
Accumulated other comprehensive income (loss) – net	(29,321)	4,750
Total common equity	1,267,654	1,426,640
Preferred stock not subject to mandatory redemption – cumulative – $25 par value:*		
7.45% series II – 2,400,000 shares authorized and outstanding	60,000	60,000
Total preferred stock not subject to mandatory redemption	60,000	60,000
Preferred stock subject to mandatory redemption – cumulative		
$100 par value:*		
4.84% series – 150,000 shares authorized,		
14,808 shares outstanding	1,481	1,481
4.70% series – 150,000 shares authorized,		
4,311 shares outstanding	431	431
7.75% series – 750,000 shares authorized –		
487,500 and 562,500 shares outstanding	48,750	56,250
Total preferred stock subject to mandatory redemption	50,662	58,162
Corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation	300,000	100,000
Long-term debt:		
First mortgage bonds and senior notes	2,009,000	2,028,000
Pollution control revenue bonds:		
Revenue refunding 1991 series, due 2021	50,900	50,900
Revenue refunding 1992 series, due 2022	87,500	87,500
Revenue refunding 1993 series, due 2020	23,460	23,460
Unamortized discount – net of premium	(45)	(63)
Long-term debt due within one year	(117,000)	(19,000)
Total long-term debt excluding current maturities	2,053,815	2,170,797
Total capitalization	$3,732,131	$3,815,599

* 13,000,000 shares authorized for $25 par value preferred stock and 3,000,000 shares authorized for $100 par value preferred stock.

The accompanying notes are an integral part of the consolidated financial statements.

Earnings Reinvested: Puget Sound Energy

CONSOLIDATED STATEMENTS OF EARNINGS REINVESTED

DOLLARS IN THOUSANDS FOR YEARS ENDED DECEMBER 31	2001	2000	1999
Balance at beginning of year	$ 92,673	$ 66,019	$ 47,548
Net income	104,381	193,831	185,567
Total	197,054	259,850	233,115
Deductions:			
Dividends declared:			
Preferred stock:			
Adjustable rate series B	—	—	38
$1.86 per share on 7.45% series II	4,470	4,470	4,470
$2.13 per share on 8.50% series III	—	—	1,700
$4.84 per share on 4.84% series	72	72	72
$4.70 per share on 4.70% series	20	20	20
$7.75 per share on 7.75% series	3,923	4,505	5,086
Common stock	133,224	156,929	155,591
Loss on preferred stock redemptions	—	1,181	119
Total deductions	141,709	167,177	167,096
Balance at end of year	$ 55,345	$ 92,673	$ 66,019

Comprehensive Income: Puget Sound Energy

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

DOLLARS IN THOUSANDS FOR YEARS ENDED DECEMBER 31	2001	2000	1999
Net income	$104,381	$193,831	$185,567
Other comprehensive income, net of tax:			
Unrealized holding gains (losses) on available for sale securities	(1,823)	(938)	12,330
Reclassification adjustment for gains on available for sale securities included in net income	(5)	(3,160)	(12,284)
Minimum pension liability adjustment	(5,148)	—	—
FAS-133 transition adjustment	286,928	—	—
FAS-133 unrealized losses during period	(131,420)	—	—
Reversal of FAS-133 unrealized gains settled during period	(182,603)	—	—
Other comprehensive income (loss)	(34,071)	(4,098)	46
Comprehensive income	$ 70,310	$189,733	$185,613

The accompanying notes are an integral part of the consolidated financial statements.

Cash Flows: Puget Sound Energy

CONSOLIDATED STATEMENTS OF CASH FLOWS

DOLLARS IN THOUSANDS FOR YEARS ENDED DECEMBER 31	2001	2000	1999
Operating activities:			
Net income	$ 104,381	$ 193,831	$ 185,567
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	208,720	196,513	175,710
Deferred federal income taxes and tax credits – net	7,151	(7,446)	21,133
Gain from sale of investment in Cabot common stock	—	—	(18,899)
Gain from sale of investment in Homeguard Security Services	—	—	(11,659)
Gain from sale of securities	—	(6,476)	—
Other (including conservation amortization)	7,029	(7,276)	(3,708)
Cash received from contract initiation	16,870	—	—
PURPA buyout costs	—	—	(12,000)
Change in certain current assets and liabilities	(59,539)	(48,863)	(25,446)
Net cash provided by operating activities	284,612	320,283	310,698
Investing activities:			
Construction expenditures – excluding equity AFUDC	(247,435)	(296,480)	(330,976)
Energy conservation expenditures	(15,591)	(6,931)	(5,583)
Proceeds from sale of investment in Cabot common stock	—	—	37,353
Proceeds from sale of investment in Cabot preferred stock	—	51,463	—
Proceeds from sale of Homeguard Security Services	—	—	13,399
Proceeds from sale of Centralia plant	—	37,449	—
Proceeds from sale of securities	—	6,757	—
Purchase of Encogen	—	—	(55,000)
Investments by InfrastruX	—	(85,506)	—
Repayment from / (loans to) Schlumberger	51,948	(20,874)	(31,075)
Other	(16,446)	(14,138)	9,001
Net cash used by investing activities	(227,524)	(328,260)	(362,881)
Financing activities:			
Increase (decrease) in short-term debt – net	(38,845)	(226,395)	153,807
Dividends paid	(141,709)	(142,886)	(160,067)
Issuance of common stock	—	—	1,136
Issuance of trust preferred stock	200,000	—	—
Redemption of preferred stock	(7,500)	(7,503)	(42,575)
Issuance of bonds	—	510,000	250,000
Redemption of bonds and notes	(19,000)	(150,980)	(110,370)
Other	(3,709)	(3,583)	(2,257)
Net cash provided (used) by financing activities	(10,763)	(21,347)	89,674
Increase (decrease) in cash from net income	46,325	(29,324)	37,491
Cash at beginning of year	36,383	65,707	28,216
Cash at end of year	$ 82,708	$ 36,383	$ 65,707

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

OF PUGET ENERGY AND PUGET SOUND ENERGY

NOTE 1 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation On January 1, 2001, Puget Sound Energy, Inc. (PSE) reorganized into a holding company structure. This reorganization resulted in the creation of a new holding company, Puget Energy, Inc. (Puget Energy). Puget Energy was incorporated in the State of Washington and all of its operations are conducted through its subsidiaries. Puget Energy and PSE are collectively referred to herein as "the Company."

Puget Energy is a public utility holding company under the Public Utility Holding Company Act of 1935 but is exempt from regulation under such Act. In addition to its ownership of PSE, Puget Energy also owns InfrastruX Group, Inc. (InfrastruX), a Washington corporation.

Pursuant to the reorganization, Puget Energy became the owner of all PSE's outstanding common stock. Holders of PSE's existing common stock exchanged their stock on a one-for-one basis for common stock of Puget Energy.

Additionally, PSE transferred its ownership in InfrastruX to Puget Energy through a capital dividend for the net book value of PSE's investment in InfrastruX of $86.0 million.

The consolidated financial statements include the accounts of Puget Energy and all its subsidiaries and PSE and its subsidiaries. Significant intercompany transactions have been eliminated. Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation with no material effect on consolidated net income, total assets or common equity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Utility Plant The costs of additions to utility plant, including renewals and betterments, are capitalized at original cost. Costs include indirect costs such as engineering, supervision, certain taxes and pension and other employee benefits, and an allowance for funds used during construction. Replacements of minor items of property are included in maintenance expense. The original cost of operating property together with removal cost, less salvage, is charged to accumulated depreciation when the property is retired and removed from service.

Non-Utility Property, Plant and Equipment The costs of other property, plant and equipment are stated at cost in Other Property and Investments. Expenditures for refurbishment and improvements that significantly add to productive capacity or extend useful life of an asset are capitalized. Replacement of minor items is expensed, on a current basis. Gains and losses on assets sold or retired are reflected in earnings.

Accounting for the Impairment of Long-Lived Assets The Company prepares its financial statements in accordance with Statement of Financial Accounting Standards No. 121 (Statement No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No 121 establishes accounting standards for determining if long-lived assets are impaired and how losses, if any, should be recognized. The Company believes that the net cash flows are sufficient to cover the carrying value of the assets.

Regulatory Assets and Agreements The Company accounts for its regulated operations in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71). Statement No. 71 requires the Company to defer certain costs that would otherwise be charged to expense, if it is probable that future rates will permit recovery of such costs. Accounting under Statement No. 71 is appropriate as long as: rates are established by or subject to approval by independent, third-party regulators; rates are designed to recover the specific enterprise's cost-of-service; and in view of demand for service, it is reasonable to assume that rates set at levels that will recover costs can be charged to and collected from customers. In applying Statement No. 71, the Company must give consideration to changes in the level of demand or competition during the cost recovery period. In accordance with Statement No. 71, the Company capitalizes certain costs in accordance with regulatory authority whereby those costs will be expensed and recovered in future periods.

Net regulatory assets and liabilities at December 31, 2001 and 2000, included the following:

DOLLARS IN MILLIONS	2001	2000
Deferred income taxes	$193.0	$207.4
PURPA electric energy supply contract buyout costs	244.6	243.1
Investment in BEP Exchange Contract	54.7	58.1
Unamortized energy conservation charges	15.2	6.3
Storm damage costs – electric	26.6	30.1
Purchased gas receivable	37.2	96.1
Deferred AFUDC	28.5	26.8
Various other costs	62.1	56.2
Deferred gains on property sales	(17.3)	(17.9)
Various other liabilities	(6.7)	(13.0)
Net regulatory assets and liabilities	$637.9	$693.2

If the Company, at some point in the future, determines that all or a portion of the utility operations no longer meet the criteria for continued application of Statement No. 71, the Company would be required to adopt the provisions of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises – Accounting for the Discontinuation of Application of FASB Statement No. 71" (Statement No. 101). Adoption of Statement No. 101 would require the Company to write off the regulatory assets and liabilities related to those operations not meeting Statement No. 71 requirements. Discontinuation of Statement No. 71 could have a material impact on the Company's financial statements.

The Company, in prior years, incurred costs associated with its 5% interest in a now-terminated nuclear generating project (identified herein as Investment in Bonneville Exchange Power (BEP)). Under terms of a settlement agreement with the Bonneville Power Administration (BPA), which settled claims of the Company relating to construction delays associated with that project, the Company is receiving power from the federal power system resources marketed by BPA. Approximately two-thirds of the Company's investment in BEP is included in rate base and amortized on a straight-line basis over the life of the settlement agreement (amortization is included in purchased and interchanged power). The remainder of the Company's investment was recovered in rates over the ten years ended December 31, 1999, without a return during the recovery period (the related amortization is included in Depreciation and Amortization, pursuant to a FERC accounting order).

The Company has regulatory assets of approximately $244.6 million related to the buyout of purchased power and gas sales contracts of two non-utility generation projects. Washington Commission accounting orders have approved payments pursuant to these contracts for deferral and collection in rates over the remaining life of the energy supply contracts. Under terms of the orders, the Company is allowed to accrue as an additional regulatory asset certain carrying costs of the deferred balances.

Operating Revenues Operating utility revenues are recorded on the basis of service rendered, which includes estimated unbilled revenue. Non-utility subsidiaries recognize revenue when services are performed or upon the sale of assets.

Allowance for Doubtful Accounts Allowance for doubtful accounts is calculated based upon historical write-offs as compared to operating revenues. The Company has also provided for a reserve on sales transactions related to the California Independent System Operator and counterparties based upon probability of collection. Puget Energy's allowance for doubtful accounts for 2001 and 2000 was $47.0 million and $43.0 million, respectively. PSE's allowance for doubtful accounts for 2001 and 2000 was $45.2 million and $43.0 million, respectively.

Energy Conservation The Company offers programs designed to help new and existing customers use energy efficiently. The primary emphasis is to provide information and technical services to enable customers to make energy-efficient choices with respect to building design, equipment and building systems, appliance purchases and operating practices.

Since May 1997, the Company has recovered electric energy conservation expenditures through a tariff rider mechanism. The rider mechanism allows the Company to defer the conservation expenditures and amortize them to expense as PSE concurrently collects the conservation expenditures in rates over a one-year period. As a result of the rider, there is no effect on earnings per share.

Since 1995, the Company has been authorized by the Washington Commission to defer gas energy conservation expenditures and recover them through a tariff tracker mechanism. The tracker mechanism allows the Company to defer conservation expenditures and recover them in rates over the subsequent year. The tracker mechanism also allows the Company to recover an Allowance for Funds Used to Conserve Energy (AFUCE) on any outstanding balance that is not being recovered in rates.

Self-Insurance The Company currently has no insurance coverage for storm damage and is self-insured for a portion of the risk associated with comprehensive liability, industrial accidents and catastrophic property losses. With approval of the Washington Commission, the Company is able to defer for collection in future rates certain uninsured storm damage costs associated with major storms.

Depreciation and Amortization *For financial statement purposes*, the Company provides for depreciation on a straight-line basis. Amortization is also on a straight-line basis and is comprised of software, small tools and office equipment. The depreciation of automobiles, trucks, power-operated equipment and tools is allocated to asset and expense accounts based on usage. The annual depreciation provision stated as a percent of average original cost of depreciable electric utility plant was 3.0% in 2001, 2.9% in 2000 and 3.0% 1999; depreciable gas utility plant was 3.5% in 2001, 3.3% in 2000 and 3.4% in 1999; and depreciable common utility plant was 3.1% in 2001, 1.9% in 2000 and 2.3% in 1999. Depreciation on other property, plant and equipment is calculated primarily on a straight-line basis over the useful lives of the assets ranging from 3 to 50 years.

Federal Income Taxes The Company normalizes, with the approval of the Washington Commission, certain items. Deferred taxes have been determined under Statement of Financial Accounting Standards No. 109. Investment tax credits are deferred and amortized based on the average useful life of the related property in accordance with regulatory and income tax requirements. (See Note 13.)

Allowance for Funds Used During Construction The Allowance for Funds Used During Construction (AFUDC) represents the cost of both the debt and equity funds used to finance utility plant additions during the construction period. The amount of AFUDC recorded in each accounting period varies depending principally upon the level of construction work in progress and the AFUDC rate used. AFUDC is capitalized as a part of the cost of utility plant and is credited as a non-cash item to other income and interest charges currently. Cash inflow related to AFUDC does not occur until these charges are reflected in rates.

The AFUDC rate allowed by the Washington Commission for gas utility plant additions was 9.15% in 2001, 2000 and 1999. The allowed AFUDC rate on electric utility plant was 8.94% during the same period. To the extent amounts calculated using this rate exceed the AFUDC calculated rate using the Federal Energy Regulatory Commission (FERC) formula, the Company capitalizes the excess as a deferred asset, crediting miscellaneous income. The amounts included in income were $2.7 million for 2001, $2.8 million for 2000 and $4.3 million for 1999. The deferred asset is being amortized over the average useful life of Puget Energy's non-project utility plant.

Rate Adjustment Mechanism The Company does not have an electric power cost or fuel adjustment mechanism to adjust for changes in energy and fuel costs or variances in hydro and weather conditions.

The differences between the actual cost of the Company's gas supplies and gas transportation contracts and that currently allowed by the Washington Commission are deferred and recovered or repaid through the purchased gas adjustment (PGA) mechanism.

On June 25, 1998, the Company received approval from the Washington Commission to begin a new performance-based mechanism for strengthening its gas-supply purchasing and gas-storage practices. The PGA Incentive Mechanism, which encourages competitive gas purchasing and management of pipeline and storage capacity, was effective for the period July 1, 1998 through October 31, 2001. Incentive gains and losses from the program were shared between customers and shareholders. After the first $0.5 million, which was allocated to customers, gains and (losses) were shared 40%/60% between the Company and customers up to $26.5 million and 33%/67% thereafter. Gains or losses were determined relative to a weighted average index which was reflective of PSE's gas supply and transportation contract costs. The Company's share of incentive gains and (losses) under the PGA Incentive Mechanism in 2001, 2000 and 1999 was approximately $(3.9) million, $7.5 million and $7.2 million, respectively, while customers received approximately $(6.2) million, $11.7 million and $11.3 million in benefits, respectively.

Off-System Sales and Capacity Release The Company sells excess gas supplies, enters into gas supply exchanges with third parties outside of its distribution area and releases to third parties excess interstate gas pipeline capacity and gas storage rights on a short-term basis. The Company contracts for firm gas supplies and holds firm transportation and storage capacity sufficient to meet the expected peak winter demand for gas for space heating by its firm customers. Due to the variability in weather and other factors, however, the Company holds contractual rights to gas supplies and transportation and storage capacity in excess of its immediate requirements to serve firm customers on its distribution system for much of the year which, therefore, are available for third-party gas sales, exchanges and capacity releases. The proceeds, net of transactional costs, from such activities are accounted for as reductions in the cost of purchased gas and passed on to customers through the PGA mechanism, with no direct impact on net income. As a result, the Company does not reflect sales revenue or associated cost of sales for these transactions in its income statement.

Energy Risk Management The Company's energy related businesses are exposed to risks related to changes in commodity prices. As part of its business, the Company markets power to wholesale customers by entering into contracts to purchase or supply electric energy or natural gas at specified delivery points and at specified future delivery dates. The Company's energy risk management function manages the Company's core electric and gas supply portfolios.

The Company manages its energy supply portfolio to achieve three primary objectives:

(i) Ensure that physical energy supplies are available to serve retail customer requirements;
(ii) Manage portfolio risks to limit undesired impacts on financial results; and
(iii) Optimize the value of energy supply assets.

The Company enters into physical and financial instruments for the purpose of hedging commodity price risk. Gains or losses on these derivatives are accounted for pursuant to Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement No. 138. (See Note 18 for further discussion.) The Company has established policies and procedures to manage these risks. A Risk Management Committee separate from the units that create these risks monitors compliance with policies and procedures. In addition, the Audit Committee of the Company's Board of Directors has oversight of the Risk Management Committee.

Accounting for Derivatives On January 1, 2001, Puget Energy adopted Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement No. 138. Statement No. 133 requires that all contracts considered to be derivative instruments be recorded on the balance sheet at their fair value. Certain contracts that would otherwise be considered derivatives are exempt from this Statement if they qualify for a normal purchase and normal sale exception. The Company enters into both physical and financial contracts to manage its energy resource portfolio. The majority of these contracts qualify for the normal purchase and normal sale exception. However, certain of these contracts are derivatives and pursuant to FAS 133 are reported at their fair value in the balance sheet. Changes in their fair value are reported in earnings unless they meet specific hedge accounting criteria, in which case changes in their fair market value are recorded in comprehensive income until the time when the transaction that they are hedging is recorded as income. The Company designates derivative instruments as a qualifying cash flow hedge if the change in the fair value of the derivative is highly effective at offsetting the changes in the fair value of an asset, liability or a forecasted transaction. To the extent that a portion of a derivative designated as a hedge is ineffective, changes in the fair value of the ineffective portion of that derivative are recognized currently in earnings. Finally, changes in the market value of derivative transactions related to obtaining gas for the Company's retail gas business are deferred as regulatory assets or liabilities as a result of the Company's Purchased Gas Adjustment mechanism and recorded in earnings as the transactions are executed.

Other Debt premium, discount and expenses are amortized over the life of the related debt. The premiums and costs associated with reacquired debt are deferred and amortized over the life of the related new issuance, in accordance with ratemaking treatment.

Goodwill and Intangibles (Puget Energy Only) Goodwill and intangibles are amortized on a straight-line basis over the expected periods to be benefited, up to 30 years, for all acquisitions prior to July 2001. For those acquisitions occurring subsequent to June 30, 2001, there is no amortization of goodwill. The goodwill and intangibles are the result of InfrastruX acquiring companies during 2000 and 2001. Puget Energy assesses the recoverability by determining whether the amortization of the goodwill and intangibles balance over its remaining life can be recovered through discounted future operating cash flows of the acquired operation.

Earnings Per Common Share (Puget Energy Only) Basic earnings per common share have been computed based on weighted average common shares outstanding of 86,445,000, 85,411,000 and 84,613,000 for 2001, 2000 and 1999, respectively. Diluted earnings per common share have been computed based on weighted average common shares outstanding of 86,703,000, 85,690,000 and 84,847,000 for 2001, 2000 and 1999 respectively, which include the dilutive effect of securities related to employee stock-based compensation plans.

New Accounting Pronouncements In July 2001, the Financial Accounting Standards Board issued Statement No. 141 – "Business Combinations" (Statement No. 141). Statement No. 141 establishes accounting and reporting standards for business combinations and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. While this statement may result in additional disclosures for material acquisitions, it will not impact the Company's financial position or results of operations.

In July 2001, the Financial Accounting Standards Board issued Statement No. 142 – "Goodwill and Other Intangible Assets" (Statement No. 142). Statement No. 142 establishes accounting and reporting standards for goodwill and other intangible assets for fiscal years beginning after December 15, 2001 recognized in the Company's financial statements after this date. Certain provisions of Statement No. 142 will be applied to goodwill and other intangible assets acquired after June 30, 2001. Upon adoption of Statement No. 142, the Company will discontinue amortizing goodwill and, instead, perform impairment tests to determine if goodwill should be written down. The Company does not expect any impairment at this time.

In August 2001, the Financial Accounting Standards Board issued Statement No. 143 – "Accounting for Asset Retirement Obligations" (Statement No. 143). Statement No. 143 requires companies to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the company will capitalize the cost as part of the asset's carrying amount and expense the retirement obligation over the asset's useful life. The adoption of this statement is for fiscal years beginning after June 15, 2002, although earlier adoption is encouraged. The Company is in the process of determining the impacts of this statement.

In October 2001, the Financial Accounting Standards Board issued Statement No. 144 – "Accounting for the Impairment or Disposal of Long-Lived Assets" (Statement No. 144). Statement No. 144 supersedes the Financial Accounting Standards Board's Statement No. 121 – "Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to be Disposed Of" and APB 30 – "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Statement No. 144 establishes a single accounting method for valuation of long-lived assets to be disposed of by sale. Statement No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have an impact on the Company's financial position or results of operations.

NOTE 2 | UTILITY AND NON-UTILITY PLANT

Utility plant at December 31, 2001 and 2000 included the following:

DOLLARS IN THOUSANDS DECEMBER 31	2001	2000
Electric, gas and common utility plant classified by prescribed accounts at original cost:		
Distribution plant	$3,736,590	$3,177,277
Production plant	1,117,099	1,097,953
Transmission plant	361,662	694,053
General plant	376,119	375,457
Construction work in progress	123,307	164,221
Plant acquisition adjustment	76,623	76,623
Intangible plant (including capitalized software)	255,619	243,904
Underground storage	21,872	22,570
Plant held for future use	8,331	8,225
Other	4,807	4,807
Less accumulated provision for depreciation	2,194,048	2,026,681
Net utility plant	$3,887,981	$3,838,409

On March 6, 2000, the Washington Commission authorized PSE to sell its 7% ownership interest in the coal-fired Centralia Electric Generating plant located in southwest Washington State. On May 4, 2000, the plant was sold to TECWA Power, Inc. Of the resulting pre-tax gain, $21 million was allocated to customers and $2.5 million to the Company in accordance with the order.

As a result of PSE's review of its transmission system and by applying FERC order 888, PSE determined that all but one of its 115 KV and below transmission facilities should be reclassified as distribution facilities. These facilities serve local loads and rarely, if ever, serve to transfer power to other markets. In April 2001, the Washington Commission issued Docket No. UE-010010 allowing PSE to reclassify those transmission facilities. As a result, PSE reclassified assets with a book value of approximately $346 million from transmission plant to distribution plant.

Non-utility plant at December 31, 2001 and 2000 included the following:

DOLLARS IN THOUSANDS DECEMBER 31	2001	2000
Non-utility plant	$58,832	$19,064
Intangible plant	1,047	1,063
Less accumulated depreciation and amortization	10,971	2,202
Net non-utility plant	$48,908	$17,925

NOTE 3 CAPITAL STOCK

	THE COMPANY PREFERRED STOCK		PUGET ENERGY COMMON STOCK
	NOT SUBJECT TO MANDATORY REDEMPTION $25 PAR VALUE	SUBJECT TO MANDATORY REDEMPTION $100 PAR VALUE	PAR VALUE[1] $0.01
Shares outstanding January 1, 1999	3,803,006	731,619	84,560,561
Issued to shareholders under the Stock Purchase and Dividend Reinvestment Plan:			
1999	—	—	361,944
2000	—	—	981,549
2001	—	—	1,119,568
Acquired for sinking fund:			
1999	—	(75,000)	—
2000	—	(75,000)	—
2001	—	(75,000)	—
Called for redemption or reacquired and canceled:			
1999	(1,403,006)	—	—
2000	—	—	—
2001	—	—	—
Fractional share redemptions in connection with merger exchange:			
1999	—	—	(100)
2000	—	—	(163)
2001	—	—	(149)
Shares outstanding December 31, 2001	2,400,000	506,619	87,023,210

See "Consolidated Statements of Capitalization" for details on specific series.

1 Prior to the formation of the holding company on January 1, 2001, the stated value of PSE common stock was $10 per share. On January 1, 2001, a reclassification of $0.9 million was made from common stock to additional paid in capital.

On October 23, 2000, the Board of Directors declared a dividend of one preferred share purchase right (a Right) for each outstanding common share of Puget Energy. The dividend was paid on December 29, 2000 to shareholders of record on that date. The Rights will become exercisable only if a person or group acquires 10% or more of Puget Energy's outstanding common stock or announces a tender offer which, if consummated, would result in ownership by a person or group of 10% or more of the outstanding common stock. Each right will entitle the holder to purchase from Puget Energy one one-hundredth of a share of preferred stock with economic terms similar to that of one share of Puget Energy's common stock at a purchase price of $65, subject to adjustments. The Rights expire on December 21, 2010, unless earlier redeemed or exchanged by Puget Energy.

The weighted average dividend rate for the Adjustable Rate Cumulative Preferred Stock (ARPS), Series B ($25 par value) was 4.23% for 1999. The Company redeemed 203,006 shares of the remaining ARPS Series B on February 2, 1999 at $25 par plus accrued dividends through February 2, 1999. The Company redeemed 1,200,000 shares of the remaining 8.50% Series Preferred at par plus accrued dividends on September 1, 1999. The 7.45% Series Preferred may be redeemed at par on or after November 1, 2003.

NOTE 4 | PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

The Company is required to deposit funds annually in a sinking fund sufficient to redeem the following number of shares of each series of preferred stock at $100 per share plus accrued dividends: 4.70% Series and 4.84% Series, 3,000 shares each and 7.75% Series, 37,500 shares. All previous sinking fund requirements have been satisfied. At December 31, 2001, there were 43,689 shares of the 4.70% Series and 27,192 shares of the 4.84% Series acquired by the Company and available for future sinking fund requirements.

Upon involuntary liquidation, all preferred shares are entitled to their par value plus accrued dividends.

The preferred stock subject to mandatory redemption may also be redeemed by the Company at the following redemption prices per share plus accrued dividends: 4.70% Series, $101 and 4.84% Series, $102. The 7.75% Series may be redeemed by the Company, subject to certain restrictions, at $103.10 per share plus accrued dividends through February 15, 2002, and at per share amounts which decline annually to a price of $100 after February 15, 2007.

NOTE 5 | COMPANY-OBLIGATED, MANDATORILY REDEEMABLE PREFERRED SECURITIES

In 1997 and 2001, the Company formed Puget Sound Energy Capital Trust I and Puget Sound Energy Capital Trust II, respectively, for the sole purpose of issuing and selling common and preferred securities (Trust Securities). The proceeds from the sale of Trust Securities were used to purchase Junior Subordinated Debentures (Debentures) from the Company. The Debentures are the sole assets of the Trusts and the Company owns all common securities of the Trusts.

The Debentures of Trust I and Trust II have an interest rate of 8.231% and 8.40%, respectively, and a stated maturity date of June 1, 2027 and June 30, 2041, respectively. The Trust Securities are subject to mandatory redemption at par on the stated maturity date of the Debentures. The Trust Securities in the Capital Trust I may be redeemed earlier, under certain conditions, at the option of the Company. The Capital Trust II Securities may be redeemed at any time on or after June 30, 2006 at par, under certain conditions, at the option of the Company. Dividends relating to preferred securities are included in interest expense.

NOTE 6 | ADDITIONAL PAID-IN CAPITAL

The changes in Additional Paid-in Capital are as follows:

PUGET ENERGY

DOLLARS IN THOUSANDS	2001	2000	1999
Balance at beginning of year	$ 470,179	$454,982	$450,724
Excess of proceeds over stated values of common stock issued	25,551	13,295	4,198
Change in par value of common stock	858,179	—	—
Retained earnings adjustment for preferred redemption	—	1,181	150
Issue costs and other expenses	(463)	(309)	(90)
Issuance of preferred stock of subsidiary	5,500	1,030	—
Balance at end of year	$1,358,946	$470,179	$454,982

PUGET SOUND ENERGY

DOLLARS IN THOUSANDS	2001	2000	1999
Balance at beginning of year	$470,179	$454,982	$450,724
Excess of proceeds over stated values of common stock issued		13,295	4,198
Retained earnings adjustment for preferred redemption	—	1,181	150
Issue costs and other expenses	(2)	(309)	(90)
Issuance of preferred stock of subsidiary	—	1,030	—
Return of capital to Puget Energy	(87,585)	—	—
Balance at end of year	$382,592	$470,179	$454,982

On January 1, 2001 PSE reorganized into a holding company structure. As a result, PSE transferred its ownership in InfrastruX through a capital dividend. Puget Energy was provided a return of capital in the amount of $86.0 million. In addition, PSE transferred as a return of capital $0.6 million for prepaid SEC fees plus $1.0 million of preferred stock issued by InfrastruX to other parties for 2000. InfrastruX's revenue was $45.0 million, net loss was $0.5 million and total assets were $106.5 million for the year ended December 31, 2000.

NOTE 7 | EARNINGS REINVESTED IN THE BUSINESS

The payment of dividends on common stock is restricted by provisions of certain covenants applicable to preferred stock and long-term debt contained in the Company's Articles of Incorporation and Mortgage Indentures. Under the most restrictive covenants of PSE, earnings reinvested in the business unrestricted as to payment of cash dividends were approximately $191 million at December 31, 2001. If PSE is not granted interim rate relief from the Washington Commission, PSE's ability to pay dividends to Puget Energy and, therefore, Puget Energy's ability to pay dividends on its common stock, would be adversely impacted.

NOTE 8 | LONG-TERM DEBT FIRST MORTGAGE BONDS AND SENIOR NOTES

AT DECEMBER 31; DOLLARS IN THOUSANDS

SERIES	DUE	2001	2000	SERIES	DUE	2001	2000
8.51%	2001	$ —	$ 7,000	7.04%	2007	5,000	5,000
8.52%	2001	—	3,000	8.40%	2007	10,000	10,000
8.54%	2001	—	8,000	6.51%	2008	1,000	1,000
8.55%	2001	—	1,000	6.53%	2008	3,500	3,500
7.07%	2002	27,000	27,000	7.61%	2008	25,000	25,000
7.15%	2002	5,000	5,000	6.46%	2009	150,000	150,000
7.53%	2002	10,000	10,000	6.61%	2009	3,000	3,000
7.625%	2002	25,000	25,000	6.62%	2009	5,000	5,000
7.85%	2002	30,000	30,000	7.12%	2010	7,000	7,000
7.91%	2002	20,000	20,000	7.96%	2010	225,000	225,000
6.20%	2003	3,000	3,000	7.69%	2011	260,000	260,000
6.23%	2003	1,500	1,500	8.20%	2012	30,000	30,000
6.24%	2003	1,500	1,500	8.59%	2012	5,000	5,000
6.30%	2003	20,000	20,000	6.83%	2013	3,000	3,000
6.31%	2003	5,000	5,000	6.90%	2013	10,000	10,000
6.40%	2003	11,000	11,000	7.35%	2015	10,000	10,000
7.02%	2003	30,000	30,000	7.36%	2015	2,000	2,000
6.07%	2004	10,000	10,000	6.74%	2018	200,000	200,000
6.10%	2004	8,500	8,500	9.57%	2020	25,000	25,000
7.70%	2004	50,000	50,000	8.25%	2022	25,000	25,000
7.80%	2004	30,000	30,000	8.39%	2022	7,000	7,000
6.92%	2005	11,000	11,000	8.40%	2022	3,000	3,000
6.93%	2005	20,000	20,000	7.19%	2023	3,000	3,000
6.58%	2006	10,000	10,000	7.35%	2024	55,000	55,000
8.06%	2006	46,000	46,000	7.15%	2025	15,000	15,000
8.14%	2006	25,000	25,000	7.20%	2025	2,000	2,000
7.02%	2007	20,000	20,000	7.02%	2027	300,000	300,000
7.75%	2007	100,000	100,000	7.00%	2029	100,000	100,000
				Total		$2,009,000	$2,028,000

In September 1998, the Company filed a shelf-registration statement with the Securities and Exchange Commission for the offering, on a delayed or continuous basis, of up to $500 million principal amount of Senior Notes secured by a pledge of First Mortgage Bonds. On March 9, 1999, the Company issued $250 million principal amount of Senior Medium-Term Notes, Series B, which consisted of $150 million principal amount due March 9, 2009, at an interest rate of 6.46% and $100 million principal amount due March 9, 2029, at an interest rate of 7.0%. On February 22, 2000, PSE issued $225 million principal amount of 7.96% Senior Medium-Term Notes, Series B due February 22, 2010. On September 8, 2000, the Company issued the remaining $25 million principal amount of Senior Notes from the shelf registration. The 7.61% Senior Medium-Term Notes, Series B are due September 8, 2008.

In October 2000, the Company filed a shelf-registration statement with the Securities and Exchange Commission for the offering, on a delayed or continuous basis, of up to $500 million principal amount of Senior Notes secured by a pledge of First Mortgage Bonds, Subordinated Debentures or Trust Preferred Securities. On November 9, 2000, the Company issued $260 million principal amount of 7.69% Senior Medium-Term Notes, Series C. The Notes are due February 1, 2011. On May 24, 2001, the Company issued $200 million principal amount of 8.40% Trust Preferred Securities due

June 30, 2041. On January 16, 2002, the Company issued $40 million principal amount of 6.25% Senior Medium-Term Notes, Series C, due January 16, 2004, which completed the shelf registration.

In February 2002, the Company filed a shelf-registration statement with the Securities and Exchange Commission for the offering on a delayed or continuous basis, of up to $500 million of any combination of common stock of Puget Energy, principal amount of Senior Notes secured by a pledge of First Mortgage Bonds, Unsecured Debentures or Trust Preferred Securities.

Substantially all utility properties owned by the Company are subject to the lien of the Company's electric and gas mortgage indentures. To issue additional first mortgage bonds under these indentures, PSE's earnings available for interest must be at least twice the annual interest charges on outstanding first mortgage bonds. At December 31, 2001, the earnings available for interest were 2.39 times the annual interest charges.

Pollution Control Bonds The Company has outstanding three series of Pollution Control Bonds. Amounts outstanding were borrowed from the City of Forsyth, Montana (the City). The City obtained the funds from the sale of Customized Pollution Control Refunding Bonds issued to finance pollution control facilities at Colstrip Units 3 and 4.

Each series of bonds is collateralized by a pledge of PSE's First Mortgage Bonds, the terms of which match those of the Pollution Control Bonds. No payment is due with respect to the related series of First Mortgage Bonds so long as payment is made on the Pollution Control Bonds.

AT DECEMBER 31; DOLLARS IN THOUSANDS

SERIES	DUE	2001	2000
1993 Series – 5.875%	2020	$ 23,460	$ 23,460
1991 Series – 7.05%	2021	27,500	27,500
1991 Series – 7.25%	2021	23,400	23,400
1992 Series – 6.80%	2022	87,500	87,500
Total		$161,860	$161,860

Long Term Revolving Credit Facility (Puget Energy Only) In June 2001, InfrastruX and its subsidiaries signed credit agreements with several banks for up to $170.5 million which expire in 2004. Under the InfrastruX credit agreement, Puget Energy is the guarantor of $150 million of the line of credit. InfrastruX has borrowed $81.9 million at a weighted average interest rate of 3.37%, leaving a balance of $88.6 million available under the lines of credit at December 31, 2001.

Long-Term Debt Maturities The principal amounts of long-term debt maturities for the next five years and thereafter are as follows:

PUGET ENERGY

DOLLARS IN THOUSANDS	2002	2003	2004	2005	2006	THEREAFTER
Maturities of:						
Long-term debt	$119,523	$72,000	$171,739	$31,000	$81,000	$1,771,360

PUGET SOUND ENERGY

DOLLARS IN THOUSANDS	2002	2003	2004	2005	2006	THEREAFTER
Maturities of:						
Long-term debt	$117,000	$72,000	$98,500	$31,000	$81,000	$1,771,360

NOTE 9 SHORT-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

At December 31, 2001, PSE had short-term borrowing arrangements which included a $375 million line of credit with thirteen banks which expires on February 13, 2003. The agreement provides PSE with the ability to borrow at different interest rate options and includes variable fee levels. The options are: (1) the higher of the prime rate or the Federal Funds rate plus .50% or (2) the Eurodollar rate plus .25%. The current availability fee is .08% per annum on the unused loan commitment.

In addition, PSE has agreements with several banks to borrow on an uncommitted, as available basis at money-market rates quoted by the banks. There are no costs, other than interest, for these arrangements. PSE also uses commercial paper to fund its short-term borrowing requirements.

DOLLARS IN THOUSANDS AT DECEMBER 31	2001	2000	1999
Short-term borrowings outstanding:			
Commercial paper notes	$123,168	$204,019	$105,712
Bank line of credit borrowing	215,000	—	—
Uncommitted bank borrowings	—	171,750	499,000
Notes Payable	—	170	—
Puget Energy bank line of credit borrowings	10,409	2,377	—
Weighted average interest rate	2.72%	7.33%	6.59%
Puget Energy revolving Credit Facility[1]	170,500	12,000	—
Credit availability[2]	375,000	375,000	375,000

1 The revolving credit facility requires InfrastruX and its subsidiaries to maintain certain financial covenants, including requirements to maintain certain levels of net worth and debt coverage. The agreement also places certain restrictions on expenditures, other indebtedness and executive compensation.

2 Provides liquidity support for PSE's outstanding commercial paper and borrowing from credit line banks in the amount of $338.2 million, $204.0 million and $105.7 million for 2001, 2000 and 1999 respectively, effectively reducing the available borrowing capacity under these credit lines to $36.8 million, $171.0 million and $269.3 million, respectively.

The Company has, on occasion, entered into interest rate swap agreements to reduce the impact of changes in interest rates on portions of its floating-rate debt. There were no such agreements outstanding at December 31, 2001.

NOTE 10 | ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000:

DOLLARS IN MILLIONS	2001 CARRYING AMOUNT	2001 FAIR VALUE	2000 CARRYING AMOUNT	2000 FAIR VALUE
Financial assets:				
Cash	$ 92.3	$ 92.3	$ 36.4	$ 36.4
Equity securities[1]	12.8	12.8	7.5	7.5
Notes receivable	40.0	40.0	86.0	86.0
Energy derivatives	6.6	6.6	—	—
Financial liabilities:				
Short-term debt	348.6	348.6	378.3	378.3
Preferred stock subject to mandatory redemption	50.7	49.3	58.2	58.5
Corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation	300.0	301.8	100.0	102.4
Long-term debt[2]	2,246.7	2,131.2	2,189.8	2,183.0
Energy derivatives	35.2	35.2	—	—

1 The 2001 carrying amount includes an adjustment of $4.5 million to report the available-for-sale securities at market value. This amount (or unrealized gain) has been included as a component of other comprehensive income net of deferred taxes of $1.6 million.

2 PSE's carrying and fair value of long-term debt for 2001 was $2,170.9 million and $2,055.4 million, respectively.

The fair value of outstanding bonds including current maturities is estimated based on quoted market prices.

The preferred stock subject to mandatory redemption and corporation obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation are estimated based on dealer quotes.

The carrying value of short-term debt and notes receivable are considered to be a reasonable estimate of fair value. The carrying amount of cash, which includes temporary investments with original maturities of three months or less, is also considered to be a reasonable estimate of fair value.

Derivative instruments have been used by the Company on a limited basis and are recorded at fair value. The Company has a policy that financial derivatives are to be used only to mitigate business risk and not for speculative purposes.

NOTE 11 | SUPPLEMENTARY INCOME STATEMENT INFORMATION

DOLLARS IN THOUSANDS	PUGET ENERGY 2001	PSE 2001	PUGET ENERGY AND PSE 2000	1999
Taxes other than federal:				
Real estate and personal property	$ 41,858	$ 41,588	$ 47,357	$ 48,036
State business	85,335	84,735	83,485	70,047
Municipal and occupational	71,819	71,819	65,155	52,739
Other	35,263	30,316	30,905	19,445
Total taxes other than federal	$234,275	$228,458	$226,902	$190,267
Charged to:				
Operating expense	$214,414	$208,597	$203,230	$180,141
Other accounts, including construction work in progress	19,861	19,861	23,672	10,126
Total taxes other than federal	$234,275	$228,458	$226,902	$190,267

Advertising, research and development expenses and amortization of intangibles are not significant. Puget Energy pays a royalty for the exclusive right of a product produced by Dow Chemical.

NOTE 12 | LEASES

The Company treats all leases for PSE as operating leases for ratemaking purposes as required by the Washington Commission. Certain leases contain purchase options, renewal and escalation provisions.

Operating and capital lease payments net of sublease receipts were:

AT DECEMBER 31; DOLLARS IN THOUSANDS	PUGET ENERGY OPERATING	PUGET ENERGY CAPITAL	PSE OPERATING
2001	$25,373	$1,966	$20,135
2000	18,239	653	18,239
1999	16,859	—	16,859

Payments received for the sublease of properties were approximately $2.5 million, $2.4 million, and $2.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Future minimum lease payments for noncancelable leases net of sublease receipts are:

AT DECEMBER 31; DOLLARS IN THOUSANDS	PUGET ENERGY OPERATING	PUGET ENERGY CAPITAL	PSE OPERATING
2002	$17,529	$1,198	$13,026
2003	14,861	924	11,375
2004	11,496	497	8,793
2005	5,946	251	4,186
2006	4,667	354	3,999
Thereafter	5,210	—	5,121
Total minimum lease payments	$59,709	$3,224	$46,500

Future minimum sublease receipts for noncancelable subleases are $2.0 million for 2002, and $1.2 million for 2003.

NOTE 13 | FEDERAL INCOME TAXES

The details of federal income taxes (FIT) are as follows:

DOLLARS IN THOUSANDS	PUGET ENERGY 2001	PSE 2001	PUGET ENERGY AND PSE 2000	PUGET ENERGY AND PSE 1999
Charged to operating expense:				
Current	$58,749	$58,331	$128,138	$ 93,354
Deferred – net	19,945	18,040	1,557	15,373
Deferred investment tax credits	(688)	(688)	(704)	(725)
Total FIT charged to operations	78,006	75,683	128,991	108,002
Charged to miscellaneous income:				
Current	6,272	6,272	7,843	(503)
Deferred – net	(2,259)	(2,259)	(10,150)	4,574
Total FIT charged to miscellaneous income	4,013	4,013	(2,307)	4,071
Cumulative effect of accounting change	(7,942)	(7,942)	—	—
Total FIT	$74,077	$71,754	$126,684	$112,073

The following is a reconciliation of the difference between the amount of FIT computed by multiplying pre-tax book income by the statutory tax rate and the amount of FIT in the Consolidated Statements of Income for the Company:

DOLLARS IN THOUSANDS	PUGET ENERGY 2001	PSE 2001	PUGET ENERGY AND PSE 2000	1999
FIT at the statutory rate	$63,321	$61,648	$112,180	$104,174
Increase (decrease):				
Depreciation expense deducted in the financial statements in excess of tax depreciation, net of depreciation treated as a temporary difference	11,726	11,726	10,807	8,678
AFUDC included in income in the financial statements but excluded from taxable income	(2,126)	(2,126)	(3,274)	(4,345)
Accelerated benefit on early retirement of depreciable assets	(319)	(319)	(834)	(812)
Investment tax credit amortization	(689)	(689)	(704)	(725)
Energy conservation expenditures – net	6,859	6,859	10,634	13,434
Other – net	(4,695)	(5,345)	(2,125)	(8,331)
Total FIT	$74,077	$71,754	$126,684	$112,073
Effective tax rate	40.9%	40.7%	39.5%	37.7%

The following are the principal components of FIT as reported:

DOLLARS IN THOUSANDS	PUGET ENERGY 2001	PSE 2001	PUGET ENERGY AND PSE 2000	1999
Current FIT	$65,021	$64,603	$135,981	$ 92,851
Deferred FIT:				
Conservation tax settlement	963	963	1,776	2,927
Deferred FAS-133	(4,028)	(4,028)	—	—
Cabot preferred stock sale	—	—	(10,635)	—
Deferred taxes related to insurance reserves	(1,225)	(1,225)	(384)	(1,225)
Reversal of Statement No. 90 present value adjustments	—	—	—	92
Residential Purchase and Sale Agreement – net	3,390	3,390	2,226	—
Normalized tax benefits of the accelerated cost recovery system	11,423	11,423	10,931	14,452
Energy conservation program	(1,337)	(1,337)	(1,666)	(983)
Environmental remediation	1,326	1,326	721	947
WNP 3 tax settlement	(1,126)	(1,126)	(1,126)	(826)
Merger costs	—	—	—	409
Demand charges	(98)	(98)	(79)	14
Deferred revenue	(5,904)	(5,904)	—	—
Allowance for doubtful accounts	—	—	(13,821)	—
Other	6,360	4,455	3,464	4,140
Total deferred FIT	9,744	7,839	(8,593)	19,947
Deferred investment tax credits – net of amortization	(688)	(688)	(704)	(725)
Total FIT	$74,077	$71,754	$126,684	$112,073

The Company's deferred tax liability at December 31, 2001 and 2000 is comprised of amounts related to the following types of temporary differences:

DOLLARS IN THOUSANDS	PUGET ENERGY 2001	PSE 2001	PUGET ENERGY AND PSE 2000
Utility plant	$570,982	$570,982	$571,772
Energy conservation charges	23,782	23,782	31,212
Contributions in aid of construction	(36,044)	(36,044)	(37,275)
Bonneville Exchange Power	17,897	17,897	20,258
Cabot gas contract purchase	4,477	4,477	4,533
Deferred revenue	(5,904)	(5,904)	—
Other	30,125	25,811	17,685
Total	$605,315	$601,001	$608,185

Puget Energy's totals of $605.3 million and $608.2 million for 2001 and 2000 consist of deferred tax liabilities of $713.8 million and $706.8 million net of deferred tax assets of $108.5 million and $98.6 million, respectively.

PSE's totals of $601.0 million and $608.2 million for 2001 and 2000 consist of deferred tax liabilities of $707.4 million and $706.8 million net of deferred tax assets of $106.4 million and $98.6 million, respectively.

Deferred tax amounts shown above result from temporary differences for tax and financial statement purposes. Deferred tax provisions are not recorded in the income statement for certain temporary differences between tax and financial statement purposes because they are not allowed for ratemaking purposes.

PSE calculates its deferred tax assets and liabilities under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). Statement No. 109 requires recording deferred tax balances, at the currently enacted tax rate, for all temporary differences between the book and tax bases of assets and liabilities, including temporary differences for which no deferred taxes had been previously provided because of use of flow-through tax accounting for ratemaking purposes. Because of prior and expected future ratemaking treatment for temporary differences for which flow-through tax accounting has been utilized, a regulatory asset for income taxes recoverable through future rates related to those differences has also been established. At December 31, 2001, the balance of this asset is $193.0 million.

NOTE 14 | RETIREMENT BENEFITS

The Company has a defined benefit pension plan covering substantially all of its utility employees. Benefits are a function of both age and salary. Additionally, Puget Energy maintains a non-qualified supplemental retirement plan for officers and certain director-level employees.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. These benefits are provided principally through an insurance company whose premiums are based on the benefits paid during the year.

DOLLARS IN THOUSANDS	PENSION BENEFITS 2001	PENSION BENEFITS 2000	OTHER BENEFITS 2001	OTHER BENEFITS 2000
Change in benefit obligation:				
Benefit obligation at beginning of year	$366,482	$349,160	$27,568	$26,003
Service cost	9,862	9,005	243	224
Interest cost	26,734	25,500	2,022	1,965
Amendments[1]	3,984	77	—	—
Actuarial loss	15,417	4,058	1,101	1,187
Benefits paid	(22,018)	(21,318)	(1,819)	(1,811)
Benefit obligation at end of year	$400,461	$366,482	$29,115	$27,568

1 In 2001, the Company had $4.0 million in plan amendments due to the addition of new plans, changes in employment contracts and the addition of three new entrants to the plan.

NOTE 14 RETIREMENT BENEFITS (CONTINUED)

DOLLARS IN THOUSANDS	PENSION BENEFITS 2001	PENSION BENEFITS 2000	OTHER BENEFITS 2001	OTHER BENEFITS 2000
Change in plan assets:				
Fair value of plan assets at beginning of year	$496,468	$524,827	$ 15,661	$ 14,738
Actual return on plan assets	(32,025)	(8,151)	595	910
Employer contribution	1,087	1,110	1,541	1,824
Benefits paid	(22,018)	(21,318)	(1,819)	(1,811)
Fair value of plan assets at end of year	$443,512	$496,468	$ 15,978	$ 15,661
Funded status	$ 43,051	$129,986	$(13,137)	$(11,907)
Unrecognized actuarial gain	(27,035)	(128,268)	(1,944)	(3,506)
Unrecognized prior service cost	20,250	19,333	(361)	(395)
Unrecognized net initial (asset)/obligation	(3,873)	(5,103)	6,894	7,521
Net amount recognized	$ 32,393	$ 15,948	$ (8,548)	$ (8,287)
Amounts recognized on statement of financial position consist of:				
Prepaid benefit cost	$ 54,335	$ 34,326	$ (8,548)	$ (8,287)
Accrued benefit liability	(37,002)	(25,861)	—	—
Intangible asset	9,912	7,483	—	—
Accumulated other comprehensive income	5,148	—	—	—
Net amount recognized	$ 32,393	$ 15,948	$ (8,548)	$ (8,287)

In accounting for pension and other benefits costs under the plans, the following weighted average actuarial assumptions were used:

DOLLARS IN THOUSANDS	PENSION BENEFITS 2001	PENSION BENEFITS 2000	PENSION BENEFITS 1999	OTHER BENEFITS 2001	OTHER BENEFITS 2000	OTHER BENEFITS 1999
Discount rate	7.25%	7.5%	7.5%	7.25%	7.5%	7.5%
Return on plan assets	9.50%	9.75%	9.75%	6–8.25%	6–8.5%	6–8.5%
Rate of compensation increase	5.0%	5.0%	5.0%	—	—	—
Medical trend rate	—	—	—	6.5%	7.0%	7.0%

DOLLARS IN THOUSANDS	PENSION BENEFITS 2001	PENSION BENEFITS 2000	PENSION BENEFITS 1999	OTHER BENEFITS 2001	OTHER BENEFITS 2000	OTHER BENEFITS 1999
Components of net periodic benefit cost:						
Service cost	$ 9,862	$ 9,005	$ 9,259	$ 243	$ 224	$ 245
Interest cost	26,734	25,500	24,180	2,022	1,965	1,868
Expected return on plan assets	(46,222)	(42,280)	(37,310)	(947)	(892)	(857)
Amortization of prior service cost	2,960	2,884	3,330	(34)	(34)	(34)
Recognized net actuarial gain	(7,570)	(6,851)	(3,117)	(109)	(195)	(145)
Amortization of transition (asset)/obligation	(1,230)	(1,230)	(1,230)	627	627	627
Special recognition of prior service costs	108	77	462	—	—	—
Net pension benefit cost	(15,358)	(12,895)	(4,426)	1,802	1,695	1,704
Regulatory adjustment	—	—	932	—	—	—
Net periodic benefit cost	$(15,358)	$(12,895)	$(3,494)	$1,802	$1,695	$1,704

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $42.6 million, $37.0 million, and $0, respectively, as of December 31, 2001.

The assumed medical inflation rate is 6.5% in 2001 decreasing to 6.0% in 2003 and thereafter. A 1% change in the assumed medical inflation rate would have the following effects:

DOLLARS IN THOUSANDS	2001 1% INCREASE	2001 1% DECREASE	2000 1% INCREASE	2000 1% DECREASE
Effect on service and interest cost components	$625	$(558)	$661	$(583)
Effect on post retirement benefit obligation	47	(42)	49	(42)

During 2002, PSE will be transitioning 481 service jobs that had previously been held by PSE employees to outside service providers. Under Statement of Financial Accounting Standards No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the Company will be recognizing a net curtailment gain of approximately $0.7 million.

NOTE 15 | EMPLOYEE INVESTMENT PLANS AND EMPLOYEE STOCK PURCHASE PLAN

The Company has qualified Employee Investment Plans under which employee salary deferrals and after-tax contributions are used to purchase several different investment fund options.

Puget Energy's contributions to the Employee Investment Plans were $8.0 million, $7.2 million and $7.1 million for the years 2001, 2000 and 1999, respectively.

PSE's contributions to the Employee Investment Plan were $6.8 million, $7.2 million, and $7.1 million for the years 2001, 2000 and 1999, respectively. The shareholders have authorized the issuance of up to 2,000,000 shares of common stock under the PSE plan, of which 959,142 were issued through December 31, 2001. The Employee Investment Plan eligibility requirements are set forth in the plan documents.

The Company also has an Employee Stock Purchase Plan which was approved by shareholders on May 19, 1997, and commenced July 1, 1997, under which options are granted to eligible employees who elect to participate in the plan on January 1st and July 1st of each year. Participants are allowed to exercise those options six months later to the extent of payroll deductions or cash payments accumulated during that six-month period. The option price under the plan during 2001 was 85% of either the fair market value of the common stock at the grant date or the fair market value at the exercise date, whichever is less. The Company's contributions to the Plan were $168,645, $301,610 and $88,900 for 2001, 2000 and 1999, respectively.

On February 1, 1998, the Company granted 50 performance shares to 2,800 eligible employees in recognition of their efforts to implement the Company's strategies. On February 1, 2000, those performance shares and dividend equivalents were converted to common stock. Total cost of the performance share grant program was $4.1 million, which was recognized as an accounting expense over the two-year vesting period.

NOTE 16 | OTHER INVESTMENTS

In May 1994, the Company merged its oil and gas exploration and production subsidiary, Washington Energy Resources Company, with a wholly-owned subsidiary of Cabot Oil and Gas Corporation (Cabot) in a tax-free exchange in which the Company received common and preferred stock of Cabot. The investment in Cabot stock was classified as available-for-sale. In May 1999, PSE sold the 2,133,000 shares of Cabot common stock and recorded an after-tax gain of $12.3 million. At the time of the common stock sale, the fair value of the stock was $37.4 million and an unrealized gain of $12.3 million, net of tax, was included as a component of other comprehensive income. The $12.3 million unrealized gain on the sale was reclassified out of accumulated other comprehensive income at the time of the sale. In May 2000, the Company sold all of its 1,134,000 shares of 6% convertible redeemable preferred stock in Cabot for $51.4 million, after expenses. The sale resulted in approximately $40.8 million in after-tax cash proceeds. There was no significant gain or loss on the transaction. As a result of these two transactions, the Company no longer holds any securities of Cabot.

In March 1998, the Company entered into an agreement with Schlumberger North America (Schlumberger) (formerly known as CellNet Data Services Inc.), under which the Company would lend Schlumberger up to $35 million in the form of multiple draws so that Schlumberger could finance an Automated Meter Reading (AMR) network system to be deployed in the Company's service territory. In September 1999, the Company announced it was expanding its AMR network system from 800,000 meters to 1,325,000 meters and as a result increased the authorized loan amount to $72 million. As of December 31, 2000, the outstanding loan balance was $51.9 million. In August 2001, Schlumberger paid off its outstanding loan balance of $64.1 million.

NOTE 17 | COMMITMENTS AND CONTINGENCIES

Commitments – Electric For the twelve months ended December 31, 2001, approximately 14.8% of the Company's energy output was obtained at an average cost of approximately 17.98 mills per kWh through long-term contracts with several of the Washington public utility districts (PUDs) owning hydroelectric projects on the Columbia River.

The purchase of power from the Columbia River projects is generally on a "cost-of-service" basis under which the Company pays a proportionate share of the annual cost of each project in direct proportion to the amount of power annually purchased by the Company from such project. Such payments are not contingent upon the projects being operable. These projects are financed through substantially level debt service payments, and their annual costs should not vary significantly over the term of the contracts unless additional financing is required to meet the costs of major maintenance, repairs or replacements or license requirements. The Company's share of the costs and the output of the projects is subject to reduction due to various withdrawal rights of the PUDs and others over the lives of the contracts.

As of December 31, 2001, the Company was entitled to purchase portions of the power output of the PUDs' projects as set forth in the following tabulation:

PROJECT	CONTRACT[1] EXP. DATE	LICENSE[2] EXP. DATE	BONDS OUTSTANDING 12/31/01[3] (MILLIONS)	COMPANY'S ANNUAL AMOUNT PURCHASABLE (APPROXIMATE) % OF OUTPUT	MEGAWATT CAPACITY	COSTS[4] (MILLIONS)
Rock Island						
Original units	2012	2029	$ 84.6	50.0	496	$39.0
Additional units	2012	2029	331.2	95.0		
Rocky Reach	2011	2006	363.8	38.9	505	23.0
Wells	2018	2012	170.2	31.3	261	9.6
Priest Rapids	2005	2005	162.2	8.0	72	2.4
Wanapum	2009	2005	159.8	10.8	98	3.7
Total			$1,271.8		1,432	$77.7

1 The Company, on December 28, 2001, signed a contract offer for new contracts for the Priest Rapids and Wanapum Developments. Under terms of these contracts, the Company will continue to obtain capacity and energy for the term of any new license to be obtained by Grant County PUD for these Developments. The terms and conditions of these contracts are being finalized.

2 The Company is unable to predict whether the licenses under the Federal Power Act will be renewed to the current licensees. The FERC has issued orders for the Rocky Reach, Wells and Priest Rapids/Wanapum projects under Section 22 of the Federal Power Act, which affirm Puget Energy's contractual rights to receive power under existing terms and conditions even if a new licensee is granted a license prior to expiration of the contract term.

3 The contracts for purchases initially were generally coextensive with the term of the PUD bonds associated with the project. Under the terms of some financings and refinancings, however, long-term bonds were sold to finance certain assets whose estimated useful lives extend beyond the expiration date of the power sales contracts. Of the total outstanding bonds sold for each project, the percentage of principal amount of bonds which mature beyond the contract expiration date are: 40.5% at Rock Island; 52.0% at Rocky Reach; 88.3% at Priest Rapids; 61.6% at Wanapum; and 5.5% at Wells.

4 The components of 2001 costs associated with the interest portion of debt service are: Rock Island, $25.2 million for all units; Rocky Reach, $7.7 million; Wells, $2.7 million; Priest Rapids, $0.7 million; and Wanapum, $0.9 million.

The Company's estimated payments for power purchases from the Columbia River projects are $87.0 million for 2002, $85.4 million for 2003, $88.1 million for 2004, $87.8 million for 2005, $83.0 million for 2006 and in the aggregate, $533.0 million thereafter through 2018.

The Company also has numerous long-term firm purchased power contracts with other utilities in the region. The Company is generally not obligated to make payments under these contracts unless power is delivered. The Company's estimated payments for firm power purchases from other utilities, excluding the Columbia River projects, are $135.0 million for 2002, $124.0 million for 2003, $77.0 million for 2004, $68.0 million for 2005, $69.0 million for 2006 and in the aggregate, $392.0 million thereafter through 2037. These contracts have varying terms and may include escalation and termination provisions.

As required by the federal Public Utility Regulatory Policies Act (PURPA), PSE entered into long-term firm purchased power contracts with non-utility generators. The Company purchases the net electrical output of four significant projects at fixed and annually escalating prices, which were intended to approximate the Company's avoided cost of new generation projected at the time these agreements were made. The Company's estimated payments under these three contracts are $209.0 million for 2002, $208.0 million for 2003, $222.0 million for 2004, $225.0 million for 2005, $231.0 million for 2006 and in the aggregate, $1.3 billion thereafter through 2012.

The following table summarizes The Company's obligations for future power purchases:

IN MILLIONS	2002	2003	2004	2005	2006	2007 AND THEREAFTER	TOTAL
Columbia River Projects	$ 87	$ 85	$ 88	$ 88	$ 83	$ 533	$ 964
Other utilities	135	124	77	68	69	392	865
Non-Utility Generators	209	208	222	225	231	1,259	2,354
Total	$431	$417	$387	$381	$383	$2,184	$4,183

Total purchased power contracts provided the Company with approximately 11.9 million, 15.1 million and 16.1 million MWH of firm energy at a cost of approximately $496.3 million, $506.5 million and $487.4 million for the years 2001, 2000 and 1999, respectively.

As part of its electric operations and in connection with the 1997 restructuring of the Tenaska Power Purchase Agreement, PSE is obligated to deliver to Tenaska up to 48,000 MMBtu per day of natural gas for operation of Tenaska's cogeneration facility. This obligation continues for the remaining term of the agreement, provided that no deliveries are required during the month of May. The price paid by Tenaska for this gas is reflective of the daily price of gas at the United States/Canada border near Sumas, Washington.

The following table indicates the Company's percentage ownership and the extent of the Company's investment in jointly-owned generating plants in service at December 31, 2001:

			COMPANY'S SHARE	
PROJECT	ENERGY SOURCE (FUEL)	COMPANY'S OWNERSHIP SHARE (%)	PLANT IN SERVICE AT COST (MILLIONS)	ACCUMULATED DEPRECIATION (MILLIONS)
Colstrip 1 and 2	Coal	50%	$ 195	$ 122
Colstrip 3 and 4	Coal	25%	459	217

Financing for a participant's ownership share in the projects is provided for by such participant. The Company's share of related operating and maintenance expenses is included in corresponding accounts in the Consolidated Statements of Income.

On May 5, 2000, the Company sold its 7% interest in the 1,340-megawatt Centralia coal-fired generating project to TECWA Power, Inc., a subsidiary of TransAlta Corporation of Calgary, Canada. The sales price of approximately $37.4 million resulted in a pre-tax gain of approximately $23.5 million. Under the order issued by the Washington Commission, approximately $2.5 million of this gain ($1.6 million after-tax) goes to Company shareholders and $21.0 million was deferred for pass through to electric customers in the form of a one-time refund to electric customers, based on electric consumption during the month of November 2000. The final true-up of the gain was collected through PSE's conservation rider.

As part of its electric operations and in connection with the 1999 buy-out of the Cabot gas supply contract, PSE is obligated to deliver to Encogen up to 21,800 MMBtu per day of natural gas for operation of the Encogen cogeneration facility. This obligation continues for the remaining term of the original Cabot agreement. The Company entered into a financial arrangement to hedge a portion of future gas supply costs associated with this obligation, 10,000 MMBtu per day for the remaining term of the agreement. The Company has a maximum financial obligation under this hedge agreement of $8.1 million in 2002, $8.2 million in 2003, $8.5 million in 2004, $8.7 million in 2005, $8.9 million in 2006 and $13.9 million thereafter. Depending on actual market prices, these costs will be partially, or perhaps entirely, offset by floating price payments received under the hedge arrangement. Encogen has two gas supply agreements that comprise 40% of the plant's requirements with remaining terms of 6.5 years. The obligations under these contracts are $12.8 million in 2002, $13.5 million in 2003, $14.2 million in 2004, $14.9 million in 2005, $15.6 million in 2006 and $25.0 million in the aggregate thereafter.

Gas Supply The Company has also entered into various firm supply, transportation and storage service contracts in order to assure adequate availability of gas supply for its firm customers. Many of these contracts, which have remaining terms from less than one year to 22 years, provide that the Company must pay a fixed demand charge each month, regardless of actual usage. Certain of PSE's firm gas supply agreements also obligate the Company to purchase a minimum annual quantity at market-based contract prices. Generally, if the minimum volumes are not purchased and taken during the year, the Company is obligated to either: 1) pay a monthly or annual gas inventory charge calculated as a percentage of the then-current contract commodity price times the minimum quantity not taken; or 2) pay for gas not taken. Alternatively, under some of the contracts, the supplier may exercise a right to reduce its subsequent obligation to provide firm gas to the Company. The Company incurred demand charges in 2001 for firm gas supply, firm transportation service and firm storage and peaking service of $29.6 million, $50.0 million and $7.7 million, respectively.

The following tables summarize the Company's obligations for future demand charges through the primary terms of its existing contracts and the minimum annual take requirements under the gas supply agreements. The quantified obligations are based on current contract prices and FERC authorized rates, which are subject to change.

DEMAND CHARGE OBLIGATIONS

IN MILLIONS	2002	2003	2004	2005	2006	2007 AND THEREAFTER	TOTAL
Firm gas supply	$28.7	$22.9	$12.2	$ 0.6	$ 0.6	$ 3.1	$ 68.1
Firm transportation service	52.1	52.1	46.0	15.8	15.8	86.0	267.8
Firm storage service	9.2	9.2	8.9	7.7	7.7	63.5	106.2
Total	$90.0	$84.2	$67.1	$24.1	$24.1	$152.6	$442.1

MINIMUM ANNUAL TAKE OBLIGATIONS

THOUSANDS OF THERMS	2002	2003	2004	2005	2006	2007 AND THEREAFTER	TOTAL
Firm gas supply	753,515	449,427	219,898	680	—	—	1,423,520

The Company believes that all demand charges will be recoverable in rates charged to its customers. Further, pursuant to implementation of FERC Order No. 636, the Company has the right to resell or release to others any of its unutilized gas supply or transportation and storage capacity.

The Company does not anticipate any difficulty in achieving the minimum annual take obligations shown, as such volumes represent less than 74% of expected annual sales for 2002 and less than 43% of expected sales in subsequent years.

The Company's current firm gas supply contracts obligate the suppliers to provide, in the aggregate, annual volumes up to those shown below:

MAXIMUM SUPPLY AVAILABLE UNDER CURRENT FIRM SUPPLY CONTRACTS

THOUSANDS OF THERMS	2002	2003	2004	2005	2006	2007 AND THEREAFTER	TOTAL
Firm gas supply	861,731	497,438	249,572	6,680	6,000	30,033	1,651,454

Washington Energy Gas Marketing Company (WEGM), a wholly-owned subsidiary, held firm transportation rights to transport natural gas through various pipelines from Alberta, Canada to the northern border of Idaho, as well as certain gas storage rights in Alberta and Washington state. During 2001 and 2000, WEGM assigned all of the rights and obligations with the transportation and storage services to various third parties. WEGM's reserve for future losses associated with the remaining contractual obligations in 2001, 2000 and 1999 was approximately $0.1 million, $1.7 million and $1.8 million, respectively.

Service Contract On August 30, 2001, PSE and Alliance Data Systems Corp. announced a contract under which Alliance Data will provide data processing and billing services for PSE. In providing services to PSE under the 10-year agreement, Alliance Data will use ConsumerLinX software, PSE's customer-information software developed by its ConneXt subsidiary. Alliance Data acquired the assets of ConneXt, including the exclusive use of the ConsumerLinX software for five years with an option for renewal. Alliance Data will offer ConsumerLinX as part of its integrated, single-source customer relationship management solution for large-scale, regulated utility clients. The obligations under the contract are $19.3 million in 2002, $19.9 million in 2003, $20.6 million in 2004, $21.2 million in 2005, $21.9 million in 2006 and $112.3 million in the aggregate thereafter.

Surety Bond The Company has a self-insurance surety bond in the amount of $6.6 million guaranteeing compliance with the Industrial Insurance Act (workers' compensation) and nine self-insurer's pension bonds totaling $1.5 million.

Contingencies The Company is subject to environmental regulation by federal, state and local authorities. The Company has been named a Potentially Responsible Party by the Environmental Protection Agency (EPA) at several contaminated sites and manufactured gas plant sites. PSE has implemented an ongoing program to test, replace and remediate certain underground storage tanks as required by federal and state laws and this process is nearing completion. Remediation and testing of Company vehicle service facilities and storage yards is also continuing.

During 1992, the Washington Commission issued orders regarding the treatment of costs incurred by the Company for certain sites under its environmental remediation program. The orders authorize the Company to accumulate and defer prudently incurred cleanup costs paid to third parties for recovery in rates established in future rate proceedings. The Company believes a significant portion of its past and future environmental remediation costs are recoverable from either insurance companies, third parties or under the Washington Commission's order.

The information presented here as it relates to estimates of future liability is as of December 31, 2001.

Electric Sites The Company has expended approximately $17.5 million related to the remediation activities covered by the Washington Commission's order and has accrued approximately $1.5 million as a liability for future remediation costs for these and other remediation activities. To date, the Company has recovered approximately $16.5 million from insurance carriers.

Gas Sites Several former WNG or predecessor companies manufactured gas plant (MGP) sites are currently undergoing investigation, remediation activities or monitoring actions relating to environmental contamination. Legal and remediation activities incurred to date total approximately $68.9 million and approximately $21.2 million has been accrued for future remediation costs for these and other remediation sites. To date, the Company has recovered approximately $57.7 million from insurance carriers and other third parties.

Based on all known facts and analysis, the Company believes it is not likely that the identified environmental liabilities will result in a material adverse impact on the Company's financial position, operating results or cash flow trends.

Litigation In October of 2001 the Public Counsel Section of the Washington State Attorney General's Office filed a complaint with the Washington Commission regarding the Residential and Farm Energy Exchange credit under which residential and small farm customers receive benefits of federal power. The Commission approved an amended agreement between PSE and Bonneville Power Administration (BPA) in June 2001. Public Counsel contends that the Company's customers should receive the benefits of the agreement that was in place prior to July 1, 2001, as well as the benefits of the amended agreement. The Company is receiving payments from BPA for amounts under the amended agreement only so if Public Counsel's position were upheld, the Company's electric revenues for the last six months of 2001 would be reduced by approximately $51.1 million. The Company believes the complaint is without merit but is unable to predict the outcome of the proceeding. A decision in the proceeding is expected in 2002.

Other contingencies, arising out of the normal course of the Company's business, exist at December 31, 2001. The ultimate resolution of these issues is not expected to have a material adverse impact on the financial condition, results of operations or liquidity of the Company.

NOTE 18 | ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

On January 1, 2001, Puget Energy adopted Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement No. 138. Statement No. 133 requires that all contracts considered to be derivative instruments be recorded on the balance sheet at their fair value. The Company enters into both physical and financial contracts to manage its energy resource portfolio including forward physical and financial contracts, option contracts and swaps. The majority of these contracts qualify for the normal purchase and normal sale exception.

On January 1, 2001, the Company recognized the cumulative effect of adopting Statement No. 133 by recording a liability and an offsetting after-tax decrease to current earnings of approximately $14.7 million for the fair value of electric derivatives that did not meet hedge criteria. The Company also recorded an asset and an offsetting increase to other comprehensive income of approximately $286.9 million for the fair value of derivative instruments which did meet hedge criteria on the implementation date.

During the year ended December 31, 2001 the Company recorded an additional net increase to current earnings of approximately $11.2 million pre-tax ($7.2 million after-tax) to record the change in market value of outstanding derivative instruments not meeting cash flow hedge criteria. When the underlying contracts giving rise to the income statement losses are fulfilled over the next 12 months, the liabilities (included in other property and investments and current liabilities on the balance sheets) established under Statement No. 133 will be reversed.

At October 15, 2001, the Company had recorded a deferred liability of approximately $26.9 million after-tax for financial gas contracts to be used for electric energy production that until October 15, 2001 were previously designated as qualifying cash flow hedges. Changes in the market values of these contracts subsequent to their de-designation as hedges of $7.8 million ($5.1 million after-tax) have been recorded as a charge to earnings. However, the net changes in the market value of these contracts from their inception until October 15, 2001, of $26.9 million will continue to be recorded as a reduction of other comprehensive income and will be charged to earnings upon the settlement of the underlying transactions being hedged. The Company anticipates this amount will reverse during 2002 when the Company will report a decrease to the deferred liability and an increase to other comprehensive income for this reversal. These estimates are based upon the forward market prices for energy at December 31, 2001.

During 2001, the Financial Accounting Standards Board's Derivative Implementation Group for Statement No. 133 issued guidance under Issue C16 – "Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and a Purchased Option Contract." Issue C16 indicates that fuel supply contracts that combine a forward contract and a purchased option cannot qualify for the normal purchase and normal sales exception because of the optionality regarding the quantity of fuel to be delivered under the contract. Issue C16 is effective April 1, 2002 for PSE. As a result, these contracts will be required to be marked-to-market through earnings. The Company will be reviewing its fuel supply contracts to determine which contracts will no longer qualify as normal purchase and normal sales contracts.

NOTE 19 SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED)

The following unaudited amounts, in the opinion of the Company, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the results of operations for the interim periods. Quarterly amounts vary during the year due to the seasonal nature of the utility business.

PUGET ENERGY

DOLLARS IN THOUSANDS EXCEPT PER-SHARE AMOUNTS 2001 QUARTER	FIRST	SECOND	RESTATEMENT	SECOND RESTATED	THIRD	FOURTH
Operating revenues	$1,119,864	$935,419	$ —	$935,419	$619,670	$699,038
Operating income	130,541	71,578	(5,507)	66,071	45,756	54,754
Other income	1,941	1,568	—	1,568	7,892	3,123
Net income	72,298	24,972	(5,507)	19,465	6,809	8,266
Basic earnings per common share	$ 0.815	$ 0.265	$(0.064)	$ 0.201	$ 0.055	$ 0.071
Diluted earnings per common share	$ 0.812	$ 0.264	$(0.063)	$ 0.201	$ 0.054	$ 0.071

DOLLARS IN THOUSANDS EXCEPT PER-SHARE AMOUNTS 2000 QUARTER	FIRST	SECOND	THIRD	FOURTH
Operating revenues	$647,223	$538,801	$978,981	$1,276,667
Operating income	115,885	63,119	57,598	127,270
Other income	4,390	6,878	5,273	(11,480)
Net income	78,192	27,369	18,995	69,275
Basic earnings per common share	$ 0.892	$ 0.295	$ 0.196	$ 0.782
Diluted earnings per common share	$ 0.890	$ 0.294	$ 0.196	$ 0.779

NOTE 19 SUPPLEMENTAL QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

PUGET SOUND ENERGY

DOLLARS IN THOUSANDS 2001 QUARTER	FIRST	SECOND	RESTATEMENT	SECOND RESTATED	THIRD	FOURTH
Operating revenues	$1,091,324	$889,950	$ —	$889,950	$566,899	$652,032
Operating income	130,111	67,136	(5,507)	61,629	42,360	54,383
Other income	2,843	2,485	—	2,485	8,885	2,839
Net income	72,879	22,782	(5,507)	17,275	5,474	8,754

DOLLARS IN THOUSANDS 2000 QUARTER	FIRST	SECOND	THIRD	FOURTH
Operating revenues	$647,223	$538,801	$978,981	$1,276,667
Operating income	115,885	63,119	57,598	127,270
Other income	4,390	6,878	5,273	(11,480)
Net income	78,192	27,369	18,995	69,275

In October 2001, the Company filed a Form 10-Q/A to restate the quarterly consolidated financial statements of Puget Energy and PSE for the quarter and six months ended June 30, 2001. The restatement relates to the accounting treatment of certain purchase gas financial contracts. The contracts, entered into as a part of the Company's plan to secure fixed price gas supplies for winter electric generation purposes, were not matched with purchase of physical gas as of June 30, 2001. As a result, under Statement No. 133, the financial gas purchase contracts do not qualify as hedge instruments at June 30, 2001. Therefore, the change in market value of these contracts should have been recorded in operating income for the quarter ended June 30, 2001, but were not reflected in that manner in the Company's initial filing as of June 30, 2001.

NOTE 20 | CONSOLIDATED STATEMENT OF CASH FLOWS

For purposes of the Statement of Cash Flows, the Company considers all temporary investments to be cash equivalents. These temporary cash investments are securities held for cash management purposes, having maturities of three months or less. The net change in current assets and current liabilities for purposes of the Statement of Cash Flows excludes short-term debt and current maturities of long-term debt. At December 31, 2001, 2000 and 1999, book overdrafts of $3.1 million, $0.3 million and $22.2 million, respectively, were included in accounts payable. Non-cash transactions in 2001, 2000 and 1999 included the issuance of $25.6 million, $23.1 million and $7.8 million respectively of common stock for Puget Energy's Dividend Reinvestment Plan and the assumption in 1999 of $109.0 million in long-term debt as part of the purchase of the Encogen partnership which was paid off in 2000.

The following provides additional information concerning cash flow activities:

YEAR ENDED DECEMBER 31; DOLLARS IN THOUSANDS	PUGET ENERGY 2001	PSE 2001	PUGET ENERGY AND PSE 2000	PUGET ENERGY AND PSE 1999
Changes in certain current assets and current liabilities net of effect of acquisitions by InfrastruX:				
Accounts receivable	$ 82,799	$ 83,617	$(130,088)	$ (23,382)
Unbilled revenue	64,776	64,776	(90,480)	5,437
Materials and supplies	10,611	8,460	(29,760)	(10,707)
Prepayments and other	4,251	5,822	(1,742)	(1,832)
FAS 133 unrealized gain	(3,315)	(3,315)	—	—
Purchased gas receivable	58,822	58,822	(62,350)	(28,208)
Accounts payable	(254,944)	(247,931)	232,402	15,077
FAS 133 unrealized loss	35,145	35,145	—	—
Accrued expenses and other	(52,759)	(64,935)	33,155	18,169
Net change in certain current assets and current liabilities	$ (54,614)	$ (59,539)	$(48,863)	$ (25,446)
Cash payments:				
Interest (net of capitalized interest)	$191,004	$187,347	$ 176,895	$153,093
Income taxes	87,470	87,020	114,100	99,959

NOTE 21 | ACQUISITIONS

During 2000, InfrastruX Group Inc. (InfrastruX), a wholly-owned subsidiary of Puget Energy, acquired two utility infrastructure construction companies for a total price of $87.7 million. During 2001, InfrastruX acquired six additional companies for a total price of $83.6 million. All purchases have been funded in the form of cash and preferred and common stock.

These companies provide utility infrastructure services such as: installing, replacing and restoring underground cables and pipes for utilities and telecommunication providers; pipeline construction, maintenance and rehabilitation services for the natural gas and petroleum industries, including directional drilling and vacuum excavation; and distribution-oriented overhead electric construction services to electric utilities and cooperatives. In February 2002, InfrastruX acquired another utility infrastructure company, which provides design and electrical construction and maintenance.

The acquisitions have been accounted for using the purchase method of accounting and, accordingly, the operating results of these companies have been included in Puget Energy's consolidated financial statements since their acquisition dates. Goodwill representing the excess of cost over the net tangible and identifiable intangible assets of the business was approximately $99.7 million at December 31, 2001. During 2001, goodwill was amortized on a straight-line basis using a 30-year life except for goodwill on acquisitions occurring after June 30, 2001, which is not amortized per Statement of Financial Accounting Standards No. 142 – "Goodwill and Other Intangible Assets" (Statement No. 142). With the implementation of Statement No. 142 in January 2002, Puget Energy will discontinue amortizing all goodwill and, instead, perform impairment tests to determine if goodwill should be written-down. Goodwill amortization for 2001 and 2000 was approximately $2.4 million and $0.3 million, respectively. The total amount of intangibles assigned at December 31, 2001 and 2000 was $23.9 million and $21.1 million, respectively, as shown below.

NOTE 21 ACQUISITIONS (CONTINUED)

	2001		2000	
	INTANGIBLES ASSIGNED AMOUNT	WEIGHTED AVG AMORT PERIOD (YRS)	INTANGIBLES ASSIGNED AMOUNT	WEIGHTED AVG AMORT PERIOD (YRS)
Covenant not to compete	$ 2,768,250	0.58	$ —	0.00
In process R&D	260,000	0.00	260,000	0.00
Workforce	3,400,000	0.71	3,400,000	0.81
Customer relationships	3,250,000	1.36	3,250,000	1.54
Developed technology	14,190,000	11.89	14,190,000	13.45
Total	$23,868,250	14.54	$21,100,000	15.80

The pro forma combined revenues, net income, and earnings per common share of Puget Energy presented below give effect to the acquisitions as if they had occurred on January 1, 2000. These results are not necessarily indicative of the results of operations that would have occurred had the acquisitions of these companies been consummated for the period for which they are being given effect.

THOUSANDS, EXCEPT PER SHARE AMOUNTS (UNAUDITED) FOR THE TWELVE MONTHS ENDED DECEMBER 31	2001	2000
Operating revenues	$3,414,755	$3,659,790
Net income	99,413	195,415
Basic earnings per common share	$ 1.15	$ 2.29
Diluted earnings per common share	$ 1.15	$ 2.28

NOTE 22 | SEGMENT INFORMATION

Puget Energy operates in primarily two business segments: the Regulated Utility Operations, or PSE, and Utility Support, or InfrastruX, which was incorporated in the year 2000. Puget Energy's regulated utility operation generates, purchases and sells electricity and purchases, transports and sells natural gas. The service territory of PSE covers approximately 6,000 square miles in Washington State. InfrastruX specializes in contracting services to other gas and electric utilities primarily in the Mid-West, Texas and the Eastern United States.

The other principal non-utility line of business, which is a PSE subsidiary, is a real estate investment and development company. Reconciling items between segments are not material.

The assets of ConneXt, the development and marketing of customer information and billing system software segment, were sold during the third quarter of 2001. The third quarter results of 2001 include $8.0 million after-tax gain related to the ConneXt sale. Reconciling items between segments are not material.

Financial data for business segments are as follows:

DOLLARS IN THOUSANDS 2001	REGULATED UTILITY	OTHER	INFRASTRUX	PUGET ENERGY TOTAL
Revenues	$3,167,729	$ 32,476	$173,786	$3,373,991
Depreciation and amortization	208,705	15	8,820	217,540
Federal income tax	66,773	8,877	2,356	78,006
Operating income	273,752	14,667	8,702	297,121
Interest charges, net of AFUDC	186,403	—	3,656	190,059
Net income	80,150	24,171	2,518	106,839
Total assets	5,178,601	139,251	229,125	5,546,977
Construction expenditures – excluding equity AFUDC	247,435	—	—	247,435
Additions to other property, plant and equipment	—	—	5,193	5,193

DOLLARS IN THOUSANDS 2000	REGULATED UTILITY	OTHER	INFRASTRUX	PUGET ENERGY TOTAL
Revenues	$3,384,006	12,667	$ 44,999	$3,441,672
Depreciation and amortization	194,228	17	2,268	196,513
Federal income tax	130,430	(1,854)	415	128,991
Operating income	363,559	(552)	865	363,872
Interest charges, net of AFUDC	174,914	—	188	175,102
Net income	204,720	(10,346)	(543)	193,831
Total assets	5,339,669	110,480	106,520	5,556,669
Construction expenditures – excluding equity AFUDC	296,480	—	—	296,480

DOLLARS IN THOUSANDS 1999	REGULATED UTILITY	OTHER	PUGET ENERGY TOTAL
Revenues	$2,043,500	$ 24,444	$2,067,944
Depreciation and amortization	175,610	100	175,710
Federal income tax	110,026	(2,024)	108,002
Operating income	309,006	(1,190)	307,816
Interest charges, net of AFUDC	150,384	—	150,384
Net income	174,914	10,653	185,567
Total assets	4,999,020	146,586	5,145,606
Construction expenditures – excluding equity AFUDC	330,976	—	330,976

NOTE 23 | IMPAIRMENT OF LONG-LIVED ASSETS

In the fourth quarter of 2000 Hydro Energy Development Corp., a wholly-owned subsidiary of PSE, recorded an after-tax loss of approximately $11.8 million in Other Income of the non-regulated business segment. The loss provision represents the difference between the carrying value of 13 small hydroelectric generating projects Hydro Energy Development Corp. was seeking approval to develop in western Washington state and management's estimate of their net realizable value. Federal and state regulatory agencies that have jurisdiction over the construction and operation of the proposed projects have made it increasingly difficult to complete and operate the projects in an economic manner. Hydro Energy Development Corp. owns and operates a 3.7 MWH hydroelectric project located in western Washington state.

Schedule II.

VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

DOLLARS IN THOUSANDS	BALANCE AT BEGINNING OF PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
PUGET ENERGY				
YEAR ENDED DECEMBER 31, 2001				
Accounts deducted from assets on balance sheet:				
Allowance for doubtful accounts receivable	$ 1,538	$13,458	$9,508	$ 5,488
Reserve on wholesale sales	41,488	—	—	41,488
Gas transportation contracts reserve	1,657	32	1,550	139
PUGET SOUND ENERGY				
YEAR ENDED DECEMBER 31, 2001				
Accounts deducted from assets on balance sheet:				
Allowance for doubtful accounts receivable	$ 1,538	$11,636	$9,508	$ 3,666
Reserve on wholesale sales	41,488	—	—	41,488
Gas transportation contracts reserve	1,657	32	1,550	139

DOLLARS IN THOUSANDS	BALANCE AT BEGINNING OF PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
PUGET ENERGY AND PUGET SOUND ENERGY				
YEAR ENDED DECEMBER 31, 2000				
Accounts deducted from assets on balance sheet:				
Allowance for doubtful accounts receivable	$1,503	$ 7,552	$7,517	$ 1,538
Reserve on wholesale sales	—	41,488	—	41,488
Gas transportation contracts reserve	1,780	660	783	1,657
YEAR ENDED DECEMBER 31, 1999				
Accounts deducted from assets on balance sheet:				
Allowance for doubtful accounts receivable	$1,020	$ 6,885	$6,402	$ 1,503
Gas transportation contracts reserve	4,611	5,598	8,429	1,780

Exhibit Index

Certain of the following exhibits are filed herewith. Certain other of the following exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated herein by reference.

3(i).1 Restated Articles of Incorporation of Puget Energy (Incorporated by reference to Exhibit 99.2, Puget Energy's Current Report on Form 8-K filed January 2, 2001, Commission File No. 333-77491).

3(i).2 Restated Articles of Incorporation of PSE (included as Annex F to the Joint Proxy Statement/Prospectus filed February 1, 1996, Registration No. 333-617).

3(ii).1 Bylaws of Puget Energy (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-4 of Puget Energy (No. 333-77491)).

3(ii).2 Restated Bylaws of PSE (Exhibit 3 to PSE's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, Commission File No. 1-4393).

4.1 Fortieth through Seventy-eighth Supplemental Indentures defining the rights of the holders of PSE's First Mortgage Bonds (Exhibit 2-d to Registration No. 2-60200; Exhibit 4-c to Registration No. 2-13347; Exhibits 2-e through and including 2-k to Registration No. 2-60200; Exhibit 4-h to Registration No. 2-17465; Exhibits 2-l, 2-m and 2-n to Registration No. 2-60200; Exhibits 2-m to Registration No. 2-37645; Exhibit 2-o through and including 2-s to Registration No. 2-60200; Exhibit 5-b to Registration No. 2-62883; Exhibit 2-h to Registration No. 2-65831; Exhibit (4)-j-1 to Registration No. 2-72061; Exhibit (4)-a to Registration No. 2-91516; Exhibit (4)-b to Annual Report on Form 10-K for the fiscal year ended December 31, 1985, Commission File No. 1-4393; Exhibits (4)-b and (4)-c to Registration No. 33-45916; Exhibit (4)-c to Registration No. 33-50788; Exhibit (4)-a to Registration No. 33-53056; Exhibit 4.3 to Registration No. 33-63278; Exhibit 4.25 to Registration No. 333-41181; Exhibit 4.27 to Current Report on Form 8-K dated March 5, 1999; and Exhibit 4.2 to Current Report on Form 8-K dated November 2, 2000).

4.2 Indenture defining the rights of the holders of PSE's senior notes (incorporated herein by reference to Exhibit 4-a to PSE's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, Commission File No. 1-4393).

4.3 First Supplemental Indenture defining the rights of the holders of PSE's Senior Notes, Series A (incorporated herein by reference to Exhibit 4-b to PSE's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, Commission File No. 1-4393).

4.4 Second Supplemental Indenture defining the rights of the holders of PSE's Senior Notes, Series B (incorporated herein be reference to Exhibit 4.6 to PSE's Current Report on Form 8-K, dated March 5, 1999, Commission File No. 1-4393).

4.5 Third Supplemental Indenture defining the rights of the holders of PSE's Senior Notes, Series C (incorporated herein by reference to Exhibit 4.1 to PSE's Current Report on Form 8-K, dated November 2, 2000, Commission File No. 1-4393).

4.6 Rights Agreement dated as of December 21, 2000 between Puget Energy and Mellon Investor Services LLC, as Rights Agent (incorporated herein by reference to Exhibit 2.1 to PSE's Registration Statement on Form 8-A, dated January 2, 2001, Commission File No. 1-16305).

4.7 Indenture between PSE and the First National Bank of Chicago dated June 6, 1997 (incorporated herein by reference to Exhibit 4.1 of PSE's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, Commission File No. 1-4393).

4.8 Amended and Restated Declaration of Trust between Puget Sound Energy Capital Trust and the First National Bank of Chicago dated June 6, 1997 (incorporated herein by reference to Exhibit 4.2 of PSE's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, Commission File No. 1-4393).

4.9 Series A Capital Securities Guarantee Agreement between PSE and the First National Bank of Chicago dated June 6, 1997 (incorporated herein by reference to Exhibit 4.3 of PSE's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, Commission File No. 1-4393).

4.10 Pledge Agreement dated August 1, 1991 between PSE and The First National Bank of Chicago as Trustee (Exhibit (4)-j to Registration No. 33-45916).

4.11 Loan Agreement dated August 1, 1991 between the City of Forsyth, Rosebud County, Montana and PSE (Exhibit (4)-k to Registration No. 33-45916).

4.12 Pledge Agreement dated as of March 1, 1992 by and between PSE and Chemical Bank relating to a series of first mortgage bonds (Exhibit 4.15 to Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Commission File No. 1-4393).

4.13 Pledge Agreement dated as of April 1, 1993 by and between PSE and The First National Bank of Chicago, relating to a series of first mortgage bonds (Exhibit 4.16 to Annual Report on Form 10-K for the fiscal year ended December 31, 1993, Commission File No. 1-4393).

4.14 Indenture of First Mortgage dated as of April 1, 1957 (Exhibit 4-B, Registration No. 2-14307).

4.15 First Supplemental Indenture dated as of October 1, 1959 (Exhibit 4-D to Registration No. 2-17876).

4.16 Sixth Supplemental Indenture dated as of August 1, 1966 (Exhibit to Form 8-K for month of August 1966, File No. 0-951).

4.17 Seventh Supplemental Indenture dated as of February 1, 1967 (Exhibit 4-M, Registration No. 2-27038).

4.18 Sixteenth Supplemental Indenture dated as of June 1, 1977 (Exhibit 6-05 to Registration No. 2-60352).

4.19 Seventeenth Supplemental Indenture dated as of August 9, 1978 (Exhibit 5-K.18 to Registration No. 2-64428).

4.20 Twenty-second Supplemental Indenture dated as of July 15, 1986 (Exhibit 4-B.20 to Form 10-K for the year ended September 30, 1986, File No. 0-951).

4.21 Twenty-seventh Supplemental Indenture dated as of September 1, 1990 (Exhibit 4-B 20, Form 10-K for the year ended September 30, 1998, File No. 10-951).

4.22 Twenty-eighth Supplemental Indenture dated as of July 31, 1991 (Exhibit 4-A, Form 10-Q for the quarter ended March 31, 1993, File No. 0-951).

4.23 Twenty-ninth Supplemental Indenture dated as of June 1, 1993 (Exhibit 4-A to Registration No. 33-49599).

4.24 Thirtieth Supplemental Indenture dated as of August 15, 1995 (incorporated herein by reference to Exhibit 4-A of Washington Natural Gas Company's S-3 Registration Statement, Registration No. 33-61859).

4.25 Statement of Relative Rights and Preferences for the 7 3/4% Series Preferred Stock Cumulative, $100 Par Value (Exhibit 1.6 to Registration Statement on Form 8-A filed February 14, 1994, Commission File No. 1-4393).

4.26 Unsecured Debt Indenture between Puget Sound Energy and Bank One Trust Company, N.A. dated as of May 18, 2001 defining the rights of the holders of Puget Sound Energy's unsecured debentures (incorporated herein by reference to Exhibit 4.3 to Puget Sound Energy's Current Report on Form 8-K, filed May 22, 2001, Commission File No. 1-4393).

4.27 First Supplemental Indenture to the Unsecured Debt Indenture dated as of May 18, 2001 defining the rights of 8.40% Subordinated Deferrable Interest Debentures due June 30, 2041 (incorporated herein by reference to Exhibit 4.4 to Puget Sound Energy's Current Report on Form 8-K, filed May 22, 2001, Commission File No. 1-4393).

4.28 Amended and Restated Declaration of Trust of Puget Sound Energy Trust II dated as of May 18, 2001 (incorporated herein by reference to Exhibit 4.2 to Puget Sound Energy's Current Report on Form 8-K, filed May 22, 2001, Commission File No. 1-4393).

4.29 Preferred Securities Guarantee Agreement dated May 18, 2001 between Puget Sound Energy and Bank One Trust Company, N.A. for the benefit of the holders of the trust preferred securities of the Puget Sound Energy Trust II (incorporated herein by reference to Exhibit 4.5 to Puget Sound Energy's Current Report on Form 8-K, filed May 22, 2001, Commission File No. 1-4393).

10.1 Assignment and Agreement, dated as of August 13, 1964 between Public Utility District No. 1 of Chelan County, Washington and PSE, relating to the Rock Island Project (Exhibit 13-b to Registration No. 2-24262).

10.2 First Amendment dated as of October 4, 1961 to Power Sales Contract between Public Utility District No. 1 of Chelan County, Washington and PSE, relating to the Rocky Reach Project (Exhibit 13-d to Registration No. 2-24252).

10.3 Assignment and Agreement dated as of August 13, 1964 between Public Utility District No. 1 of Chelan County, Washington and PSE, relating to the Rocky Reach Project (Exhibit 13-e to Registration No. 2-24252).

10.4 Assignment and Agreement dated as of August 13, 1964 between Public Utility District No. 2 of Grant County, Washington and PSE, relating to the Priest Rapids Development (Exhibit 13-j to Registration No. 2-24252).

10.5 Assignment and Agreement dated as of August 13, 1964 between Public Utility District No. 2 of Grant County, Washington and PSE, relating to the Wanapum Development (Exhibit 13-n to Registration No. 2-24252).

10.6 First Amendment dated February 9, 1965 to Power Sales Contract between Public Utility District No. 1 of Douglas County, Washington and PSE, relating to the Wells Development (Exhibit 13-p to Registration No. 2-24252).

10.7 First Amendment executed as of February 9, 1965 to Reserved Share Power Sales Contract between Public Utility District No. 1 of Douglas County, Washington and PSE, relating to the Wells Development (Exhibit 13-r to Registration No. 2-24252).

10.8 Assignment and Agreement dated as of August 13, 1964 between Public Utility District No. 1 of Douglas County, Washington and PSE, relating to the Wells Development (Exhibit 13-u to Registration No. 2-24252).

10.9 Pacific Northwest Coordination Agreement executed as of September 15, 1964 among the United States of America, PSE and most of the other major electrical utilities in the Pacific Northwest (Exhibit 13-gg to Registration No. 2-24252).

10.10 Contract dated November 14, 1957 between Public Utility District No. 1 of Chelan County, Washington and PSE, relating to the Rocky Reach Project (Exhibit 4-1-a to Registration No. 2-13979).

10.11 Power Sales Contract dated as of November 14, 1957 between Public Utility District No. 1 of Chelan County, Washington and PSE, relating to the Rocky Reach Project (Exhibit 4-c-1 to Registration No. 2-13979).

10.12 Power Sales Contract dated May 21, 1956 between Public Utility District No. 2 of Grant County, Washington and PSE, relating to the Priest Rapids Project (Exhibit 4-d to Registration No. 2-13347).

10.13 First Amendment to Power Sales Contract dated as of August 5, 1958 between PSE and Public Utility District No. 2 of Grant County, Washington, relating to the Priest Rapids Development (Exhibit 13-h to Registration No. 2-15618).

10.14 Power Sales Contract dated June 22, 1959 between Public Utility District No. 2 of Grant County, Washington and PSE, relating to the Wanapum Development (Exhibit 13-j to Registration No. 2-15618).

10.15 Reserve Share Power Sales Contract dated June 22, 1959 between Public Utility District No. 2 of Grant County, Washington and PSE, relating to the Priest Rapids Project (Exhibit 13-k to Registration No. 2-15618).

10.16 Agreement to Amend Power Sales Contracts dated July 30, 1963 between Public Utility District No. 2 of Grant County, Washington and PSE, relating to the Wanapum Development (Exhibit 13-1 to Registration No. 2-21824).

10.17 Power Sales Contract executed as of September 18, 1963 between Public Utility District No. 1 of Douglas County, Washington and PSE, relating to the Wells Development (Exhibit 13-r to Registration No. 2-21824).

10.18 Reserved Share Power Sales Contract executed as of September 18, 1963 between Public Utility District No. 1 of Douglas County, Washington and PSE, relating to the Wells Development (Exhibit 13-s to Registration No. 2-21824).

10.19 Construction and Ownership Agreement dated as of July 30, 1971 between The Montana Power Company and PSE (Exhibit 5-b to Registration No. 2-45702).

10.20 Operation and Maintenance Agreement dated as of July 30, 1971 between The Montana Power Company and PSE (Exhibit 5-c to Registration No. 2-45702).

10.21 Coal Supply Agreement dated as of July 30, 1971 among The Montana Power Company, PSE and Western Energy Company (Exhibit 5-d to Registration No. 2-45702).

10.22 Contract dated June 19, 1974 between PSE and P.U.D No. 1 of Chelan County (Exhibit D to Form 8-K dated July 5, 1974).

10.23 Exchange Agreement executed August 13, 1964 between the United States of America, Columbia Storage Power Exchange and PSE, relating to Canadian Entitlement (Exhibit 13-ff to Registration No. 2-24252).

10.24 Loan Agreement dated as of December 1, 1980 and related documents pertaining to Whitehorn turbine construction trust financing (Exhibit 10.52 to Annual Report on Form 10-K for the fiscal year ended December 31, 1980, Commission File No. 1-4393).

10.25 Letter Agreement dated March 31, 1980 between PSE and Manufacturers Hanover Leasing Corporation (Exhibit b-8 to Registration No. 2-68498).

10.26 Coal Transportation Agreement dated as of July 10, 1981 (Exhibit 20-a to Quarterly Report on Form 10-Q for the quarter ended September 30, 1981, Commission File No. 1-4393).

10.27 Settlement Agreement and Covenant Not to Sue executed by the United States Department of Energy acting by and through the Bonneville Power Administration and PSE dated September 17, 1985 (Exhibit (10)-49 to Annual Report on Form 10-K for the fiscal year ended December 31, 1985, Commission File No. 1-4393).

10.28 Agreement to Dismiss Claims and Covenant Not to Sue dated September 17, 1985 between Washington Public Power Supply System (Energy Northwest) and PSE (Exhibit (10)-50 to Annual Report on Form 10-K for the fiscal year ended December 31, 1985, Commission File No. 1-4393).

10.29 Irrevocable Offer of Washington Public Power Supply System (Energy Northwest) Nuclear Project No. 3 Capability for Acquisition executed by PSE, dated September 17, 1985 (Exhibit A of Exhibit (10)-50 to Annual Report on Form 10-K for the fiscal year ended December 31, 1985, Commission File No. 1-4393).

10.30 Settlement Exchange Agreement (Bonneville Exchange Power Contract) executed by the United States of America Department of Energy acting by and through the Bonneville Power Administration and PSE, dated September 17, 1985 (Exhibit B of Exhibit (10)-50 to Annual Report on Form 10-K for the fiscal year ended December 31, 1985, Commission File No. 1-4393).

10.31 Settlement Agreement and Covenant Not to Sue between PSE and Northern Wasco County People's Utility District, dated October 16, 1985 (Exhibit (10)-53 to Annual Report on Form 10-K for the fiscal year ended December 31, 1985, Commission File No. 1-4393).

10.32 Settlement Agreement and Covenant Not to Sue between PSE and Tillamook People's Utility District, dated October 16, 1985 (Exhibit (10)-54 to Annual Report on Form 10-K for the fiscal year ended December 31, 1985, Commission File No. 1-4393).

10.33 Settlement Agreement and Covenant Not to Sue between PSE and Clatskanie People's Utility District, dated September 30, 1985 (Exhibit (10)-55 to Annual Report on Form 10-K for the fiscal year ended December 31, 1985, Commission File No. 1-4393).

10.34 Stipulation and Settlement Agreement between PSE and Muckleshoot Tribe of the Muckleshoot Indian Reservation dated October 31, 1986 (Exhibit (10)-55 to Annual Report on Form 10-K for the fiscal year ended December 31, 1986, Commission File No. 1-4393).

10.35 Transmission Agreement dated April 17, 1981 between the Bonneville Power Administration and PSE (Colstrip Project) (Exhibit (10)-55 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.36 Transmission Agreement dated April 17, 1981 between the Bonneville Power Administration and Montana Intertie Users (Colstrip Project) (Exhibit (10)-56 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.37 Ownership and Operation Agreement dated as of May 6, 1981 between PSE and other Owners of the Colstrip Project (Colstrip 3 and 4) (Exhibit (10)-57 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.38 Colstrip Project Transmission Agreement dated as of May 6, 1981 between PSE and Owners of the Colstrip Project (Exhibit (10)-58 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.39 Common Facilities Agreement dated as of May 6, 1981, between PSE and Owners of Colstrip 1 and 2, and 3 and 4 (Exhibit (10)-59 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.40 Agreement for the Purchase of Power dated as of October 29, 1984 between South Fork II, Inc. and PSE (Weeks Falls Hydro-electric Project) (Exhibit (10)-60 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.41 Agreement for the Purchase of Power dated as of October 29, 1984 between South Fork Resources, Inc. and PSE (Twin Falls Hydro-electric Project) (Exhibit (10)-61 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.42 Agreement for Firm Purchase Power dated as of January 4, 1988 between the City of Spokane, Washington and PSE (Spokane Waste Combustion Project) (Exhibit (10)-62 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.43 Agreement for Evaluating, Planning and Licensing dated as of February 21, 1985 and Agreement for Purchase of Power dated as of February 21, 1985 between Pacific Hydropower Associates and PSE (Koma Kulshan Hydro-electric Project) (Exhibit (10)-63 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.44 Amendment dated as of June 1, 1968, to Power Sales Contract between Public Utility District No. 1 of Chelan County, Washington and PSE (Rocky Reach Project) (Exhibit (10)-66 to Annual Report on Form 10-K for the fiscal year ended December 31, 1987, Commission File No. 1-4393).

10.45 Transmission Agreement dated as of December 30, 1987 between the Bonneville Power Administration and PSE (Rock Island Project) (Exhibit (10)-74 to Annual Report on Form 10-K for the fiscal year ended December 31, 1988, Commission File No. 1-4393).

10.46 Agreement for Purchase and Sale of Firm Capacity and Energy between The Washington Water Power Company and PSE dated as of January 1, 1988 (Exhibit (10)-1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 1988, Commission File No. 1-4393).

10.47 Amendment dated as of August 10, 1988 to Agreement for Firm Purchase Power dated as of January 4, 1988 between the City of Spokane, Washington and PSE (Spokane Waste Combustion Project) (Exhibit (10)-76 to Annual Report on Form 10-K for the fiscal year ended December 31, 1988, Commission File No. 1-4393).

10.48 Agreement for Firm Power Purchase dated October 24, 1988 between Northern Wasco People's Utility District and PSE (The Dalles Dam North Fishway) (Exhibit (10)-77 to Annual Report on Form 10-K for the fiscal year ended December 31, 1988, Commission File No. 1-4393).

10.49 Agreement for the Purchase of Power dated as of October 27, 1988 between Pacific Power & Light Company (PacifiCorp) and PSE (Exhibit (10)-78 to Annual Report on Form 10-K for the fiscal year ended December 31, 1988, Commission File No. 1-4393).

10.50 Agreement for Sale and Exchange of Firm Power dated as of November 23, 1988 between the Bonneville Power Administration and PSE (Exhibit (10)-79 to Annual Report on Form 10-K for the fiscal year ended December 31, 1988, Commission File No. 1-4393).

10.51 Agreement for Firm Power Purchase dated as of February 24, 1989 between Sumas Energy, Inc. and PSE (Exhibit (10)-1 to Quarterly Report on Form 10-Q for the quarter ended March 31, 1989, Commission File No. 1-4393).

10.52 Settlement Agreement dated as of April 27, 1989 between Public Utility District No. 1 of Douglas County, Washington, Portland General Electric Company (Enron), PacifiCorp, The Washington Water Power Company (Avista) and PSE (Exhibit (10)-1 to Quarterly Report on Form 10-Q quarter ended September 30, 1989, Commission File No. 1-4393).

10.53 Agreement for Firm Power Purchase (Thermal Project) dated as of June 29, 1989 between San Juan Energy Company and PSE (Exhibit (10)-2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1989, Commission File No. 1-4393).

10.54 Agreement for Verification of Transfer, Assignment and Assumption dated as of September 15, 1989 between San Juan Energy Company, March Point Cogeneration Company and PSE (Exhibit (10)-3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1989, Commission File No. 1-4393).

10.55 Power Sales Agreement between The Montana Power Company and PSE dated as of October 1, 1989 (Exhibit (10)-4 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1989, Commission File No. 1-4393).

10.56 Conservation Power Sales Agreement dated as of December 11, 1989 between Public Utility District No. 1 of Snohomish County and PSE (Exhibit (10)-87 to Annual Report on Form 10-K for the fiscal year ended December 31, 1989, Commission File No. 1-4393).

10.57 Amendment No. 1 to the Colstrip Project Transmission Agreement dated as of February 14, 1990 among the Montana Power Company, The Washington Water Power Company (Avista), Portland General Electric Company (Enron), PacifiCorp and PSE (Exhibit (10)-91 to Annual Report on Form 10-K for the fiscal year ended December 31, 1990, Commission File No. 1-4393).

10.58 Amendment No. 1 to the Fifteen-Year Power Sales Agreement dated as of April 18, 1990 between PacifiCorp and PSE (Exhibit (10)-93 to Annual Report on Form 10-K for the fiscal year ended December 31, 1990, Commission File No. 1-4393).

10.59 Settlement Agreement dated as of October 1, 1990 among Public Utility District No. 1 of Douglas County, Washington, PSE, Pacific Power and Light Company (PacifiCorp), The Washington Water Power Company (Avista), Portland General Electric Company (Enron), the Washington Department of Fisheries, the Washington Department of Wildlife, the Oregon Department of Fish and Wildlife, the National Marine Fisheries Service, the U.S. Fish and Wildlife Service, the Confederated Tribes and Bands of the Yakima Indian Nation, the Confederated Tribes of the Umatilla Reservation, and the Confederated Tribes of the Colville Reservation (Exhibit (10)-95 to Annual Report on Form 10-K for the fiscal year ended December 31, 1990, Commission File No. 1-4393).

10.60 Agreement for Firm Power Purchase (Thermal Project) dated December 27, 1990 among March Point Cogeneration Company, a California general partnership comprising San Juan Energy Company, a California corporation; Texas-Anacortes Cogeneration Company, a Delaware corporation; and PSE (Exhibit (10)-4 to Quarterly Report on Form 10-Q for the quarter ended March 31, 1991, Commission File No. 1-4393).

10.61 Agreement for Firm Power Purchase dated March 20, 1991 between Tenaska Washington, Inc., a Delaware corporation, and PSE (Exhibit (10)-1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1991, Commission File No. 1-4393).

10.62 Letter Agreement dated April 25, 1991 between Sumas Energy, Inc. and PSE to amend the Agreement for Firm Power Purchase dated as of February 24, 1989 (Exhibit (10)-2 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1991, Commission File No. 1-4393).

10.63 Amendment dated June 7, 1991 to Letter Agreement dated April 25, 1991 between Sumas Energy, Inc. and PSE (Exhibit (10)-3 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1991, Commission File No. 1-4393).

10.64 Amendatory Agreement No. 3, dated August 1, 1991 to the Pacific Northwest Coordination Agreement, executed September 15, 1964 among the United States of America, PSE and most of the other major electrical utilities in the Pacific Northwest (Exhibit (10)-4 to Quarterly Report on Form 10-Q for the quarter ended June 30, 1991, Commission File No. 1-4393).

10.65 Agreement between the 40 parties to the Western Systems Power Pool (PSE being one party) dated July 27, 1991 (Exhibit (10)-2 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1991, Commission File No. 1-4393).

10.66 Memorandum of Understanding between PSE and the Bonneville Power Administration dated September 18, 1991 (Exhibit (10)-3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1991, Commission File No. 1-4393).

10.67 Amendment of Seasonal Exchange Agreement dated December 4, 1991 between Pacific Gas and Electric Company and PSE (Exhibit (10)-107 to Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File No. 1-4393).

10.68 Capacity and Energy Exchange Agreement dated as of October 4, 1991 between Pacific Gas and Electric Company and PSE (Exhibit (10)-108 to Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File No. 1-4393).

10.69 Intertie and Network Transmission Agreement, dated as of October 4, 1991 between Bonneville Power Administration and PSE (Exhibit (10)-109 to Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File No. 1-4393).

10.70 Amendment to Agreement for Firm Power Purchase dated as of September 30, 1991 between Sumas Energy, Inc. and PSE (Exhibit (10)-112 to Annual Report on Form 10-K for the fiscal year ended December 31, 1991, Commission File No. 1-4393).

10.71 Letter Agreement dated October 12, 1992 between Tenaska Washington Partners, L.P. and PSE regarding clarification of issues under the Agreement for Firm Power Purchase (Exhibit (10)-121 to Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Commission File No. 1-4393).

10.72 Consent and Agreement dated October 12, 1992 between PSE and The Chase Manhattan Bank, N.A., as agent (Exhibit (10)-122 to Annual Report on Form 10-K for the fiscal year ended December 31, 1992, Commission File No. 1-4393).

10.73 General Transmission Agreement dated as of December 1, 1994 between the Bonneville Power Administration and PSE (BPA Contract No. DE-MS79-94BP93947) (Exhibit 10.115 to Annual Report on Form 10-K for the fiscal year ended December 31, 1994, Commission File No. 1-4393).

10.74 PNW AC Intertie Capacity Ownership Agreement dated as of October 11, 1994 between the Bonneville Power Administration and PSE (BPA Contract No. DE-MS79-94BP94521) (Exhibit 10.116 to Annual Report on Form 10-K for the fiscal year ended December 31, 1994, Commission File No. 1-4393).

10.75 Power Exchange Agreement dated as of September 27, 1995 between British Columbia Power Exchange Corporation and PSE (Exhibit 10.117 to Annual Report on Form 10-K for the fiscal year ended December 31, 1996, Commission File No. 1-4393).

10.76 Contract with W. S. Weaver dated October 18, 1996 (Exhibit 10.118 to Annual Report on Form 10-K for the fiscal year ended December 31, 1996, Commission File No. 1-4393).

10.77 Contract with G. B. Swofford, Senior Vice President Customer Operations, dated October 18, 1996 (Exhibit 10.120 to Annual Report on Form 10-K for the fiscal year ended December 31, 1996, Commission File No. 1-4393).

10.78 Service Agreement dated April 14, 1993 between Questar Pipeline Corporation and Washington Natural Gas Company for FSS-1 firm storage service at Clay Basin (Exhibit 10-B to Form 10-K for the year ended September 30, 1994, File No. 11271).

10.79 Service Agreement dated November 1, 1989 with Northwest Pipeline Corporation covering liquefaction storage gas service filed under cover of Form SE dated December 27, 1989.

10.80 Firm Transportation Service Agreement dated October 1, 1990 between Northwest Pipeline Corporation and Washington Natural Gas Company (Exhibit 10-D to Form 10-K for the year ended September 30, 1994, File No. 11271).

10.81 Gas Transportation Service Contract dated June 29, 1990 between Washington Natural Gas Company and Northwest Pipeline Corporation (Exhibit 4-A to Form 10-Q for the quarter ended March 31, 1993, File No. 0-951).

10.82 Gas Transportation Service Contract dated July 31, 1991 between Washington Natural Gas Company and Northwest Pipeline Corporation (Exhibit 4-A to Form 10-Q for the quarter ended March 31, 1993, File No. 0-951).

10.83 Amendment to Gas Transportation Service Contract dated July 31, 1991 between Washington Natural Gas Company and Northwest Pipeline Corporation (Exhibit 10-E.2 to Form 10-K for the year ended September 30, 1995, File No. 11271).

10.84 Gas Transportation Service Contract dated July 15, 1994 between Washington Natural Gas Company and Northwest Pipeline Corporation (Exhibit 10-E.3 to Form 10-K for the year ended September 30, 1995, File No. 11271).

10.85 Amendment to Gas Transportation Service Contract dated August 15, 1994 between Washington Natural Gas Company and Northwest Pipeline Corporation (Exhibit 10-E.4 to Form 10-K for the year ended September 30, 1995, File No. 11271).

10.86 Firm Transportation Service Agreement dated March 1, 1992 between Northwest Pipeline Corporation and Washington Natural Gas Company (Exhibit 10-O to Form 10-K for the year ended September 30, 1994, File No. 1-11271).

10.87 Firm Transportation Service Agreement dated January 12, 1994 between Northwest Pipeline Corporation and Washington Natural Gas Company for firm transportation service from Jackson Prairie (Exhibit 10-P to Form 10-K for the year ended September 30, 1994, File No. 1-11271).

10.88 Firm Transportation Service Agreement dated January 12, 1994 between Northwest Pipeline Corporation and Washington Natural Gas Company for firm transportation service from Jackson Prairie (Exhibit 10-Q to Form 10-K for the year ended September 30, 1994, File No. 1-11271).

10.89 Firm Transportation Service Agreement dated January 12, 1994 between Northwest Pipeline Corporation and Washington Natural Gas Company for firm transportation service from Plymouth, LNG (Exhibit 10-R to Form 10-K for the year ended September 30, 1994, File No. 1-11271).

10.90 Service Agreement dated July 9, 1991 with Northwest Pipeline Corporation for SGS-2F Storage Service filed under cover of Form SE dated December 23, 1991 (Exhibit 10-S to Form 10-K for the year ended September 30, 1994, File No. 1-11271).

10.91 Firm Transportation Agreement dated October 27, 1993 between Pacific Gas Transmission Company and Washington Natural Gas Company for firm transportation service from Kingsgate (Exhibit 10-T to Form 10-K for the year ended September 30, 1994, File No. 1-11271).

10.92 Firm Storage Service Agreement and Amendment dated April 30, 1991 between Questar Pipeline Company and Washington Natural Gas Company for firm storage service at Clay Basin filed under cover of Form SE dated December 23, 1991.

10.93 Change in control agreement with T. J. Hogan dated August 17, 1995 (Exhibit 10.152 to Annual Report on Form 10-K for the fiscal year ended December 31, 1997, Commission File No. 1-4393).

10.94 Employment agreement with S. A. McKeon, Vice President and General Counsel dated May 27, 1997 (Exhibit 10.152 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, Commission File No. 1-4393).

10.95 Employment agreement with R. L. Hawley, Vice President and Chief Financial Officer, dated March 16, 1998 (Exhibit 10.153 to Annual Report on Form 10-K for the fiscal year ended December 31, 1998, Commission File No. 1-4393).

10.96 Puget Energy, Inc. Nonemployee Director Stock Plan. (incorporated herein by reference to Exhibit 99.1 to Puget Energy's Post Effective Amendment No. 1 to Form S-8 Registration Statement, dated January 2, 2001, Commission File No. 333-41157-99).

10.97 Puget Energy, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 99.1 to Puget Energy's Post Effective Amendment No. 1 to Form S-8 Registration Statement, dated January 2, 2001, Commission File No. 333-41113-99).

10.98 1995 Long-Term Incentive Compensation Plan. (Exhibit 10.108 to Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 1-4393 and 1-16305)

10.99 1995 Long-Term Incentive Compensation Plan (incorporated herein by reference to Exhibit 99.1 to Puget Energy's Post Effective Amendment No. 1 to Form S-8 Registration Statement, dated January 2, 2001, Commission File No. 333-61851-99).

10.100 Credit Agreement dated December 18, 1996 among PSE and various banks named therein, Bank of America NW, NA. as Administrative Agent (Exhibit 10.110 to Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 1-4393 and 1-16305).

10.101 Supplemental agreement of the October 1996 employment contract with W.S. Weaver, President and Chief Executive Officer, dated November 14, 2000 (Exhibit 10.111 to Annual Report on Form 10-K for the fiscal year ended December 31, 2000, Commission File No. 1-4393 and 1-16305).

***10.102** Retention Agreement with R.L. Hawley dated July 1, 2001.

***10.103** Retention Agreement with S.A. McKeon, Vice President & General Counsel, dated July 1, 2001

***10.104** Employment agreement with S. P. Reynolds, Chief Executive Officer and President, dated January 7, 2002.

10.105 Credit Agreement dated June 29, 2001, among InfrastruX Group, Inc. and various Banks named therein, BankOne, NA as Administrative Agent. (Exhibit 10-1, Form 10-Q for the quarterly period ended June 30, 2001, Commission File No. 1-4393 and 1-16305).

***12-1** Statement setting forth computation of ratios of earnings to fixed charges of Puget Energy (1997 through 2001).

***12-2** Statement setting forth computation of ratios of earnings to fixed charges of Puget Sound Energy (1997 through 2001).

***21.1** Subsidiaries of Puget Energy.

***21.2** Subsidiaries of PSE.

***23.1** Consent of PricewaterhouseCoopers LLP.

***99.1** Puget Energy proxy statement for 2002 Annual Meeting of Shareholders (Commission File No. 1-16305).

---

*Filed herewith.

Historical Financial Data: Puget Energy

DOLLARS IN THOUSANDS EXCEPT PER-SHARE AMOUNTS YEAR ENDED DECEMBER 31	2001	2000	1999	1998	1997	% CHANGE 00 TO '01
Operating Revenues						
Electricity sales	$2,352,658	$2,771,695	$1,558,012	$1,475,208	$1,231,424	–15.1%
Natural gas sales	815,071	612,311	485,488	416,551	409,447	33.1%
Other	206,262	57,666	24,444	32,097	40,657	257.7%
Total operating revenues	3,373,991	3,441,672	2,067,944	1,923,856	1,681,528	–2.0%
Operating Expenses						
Purchased electricity	1,406,107	1,766,625	780,162	752,148	614,929	–20.4%
Purchased gas	537,431	332,927	220,009	175,805	179,287	61.4%
Electric generation fuel	281,405	182,978	59,439	56,557	41,455	53.8%
Residential/farm exchange credit	(75,864)	(41,000)	(39,000)	(55,562)	(71,970)	85.0%
FAS-133 Unrealized Gain	(11,182)	—	—	—	—	—
Utility operations and maintenance	265,789	240,094	240,645	231,636	244,072	10.7%
Other operations and maintenance	156,731	60,612	27,179	30,102	33,919	158.6%
Depreciation and amortization	217,540	196,513	175,710	165,587	161,865	10.7%
Conservation Amortization	6,493	6,830	7,841	6,199	7,318	–4.9%
Merger costs	—	—	—	—	55,789	—
Taxes other than federal income taxes	214,414	203,230	180,141	160,472	159,310	5.5%
Federal income taxes	78,006	128,991	108,002	105,814	44,916	–39.5%
Total operating expenses	3,076,870	3,077,800	1,760,128	1,628,758	1,470,890	0.0%
Operating income	297,121	363,872	307,816	295,098	210,638	–18.3%
Other income (net of taxes)	14,526	5,061	28,135	13,182	33,398	187.0%
Income before interest charges	311,647	368,933	335,951	308,280	244,036	–15.5%
Interest charges	190,059	175,102	150,384	138,668	118,338	8.5%
Income before discontinued operations and cumulative effect of accounting change	121,588	193,831	185,567	169,612	125,698	–37.3%
Discontinued operations (net of taxes)	—	—	—	—	2,622	—
FAS-133 transition adjustment loss (net of tax)	14,749	—	—	—	—	—
Net income	106,839	193,831	185,567	169,612	123,076	–44.9%
Preferred stock dividend accruals	8,413	8,994	11,065	13,003	17,806	–6.5%
Preferred stock redemptions	—	—	—	—	(471)	—
Income for common stock	$ 98,426	$ 184,837	$ 174,502	$ 156,609	$ 105,741	-46.7%
Common shares outstanding (average, diluted)	86,703	85,690	84,847	84,768	84,628	1.2%

DOLLARS IN THOUSANDS EXCEPT PER-SHARE AMOUNTS YEAR ENDED DECEMBER 31		2001		2000		1999		1998		1997	% CHANGE 00 TO '01
Basic and diluted earnings per common share from continuing operations	$	1.31	$	2.16	$	2.06	$	1.85	$	1.28	–39.5%
Basic and diluted earnings per common share from discontinued operations and cumulative effect of accounting change		(0.17)		—		—		—		(0.03)	—
Basic and diluted earnings per common share	$	1.14	$	2.16	$	2.06	$	1.85	$	1.25	–47.4%
Dividends per share of common stock	$	1.84	$	1.84	$	1.84	$	1.84	$	1.78	—
Total assets (at year-end)		5,546,977		5,556,669		5,145,606		4,709,687		4,493,306	–0.2%
Indicators and Ratios[1]											
Capitalization (at year-end)											
Debt (including short term and current maturities)		59.4%		60.9%		60.3%		55.7%		52.9%	–2.5%
Preferred Stock[1]		9.4%		5.2%		5.6%		7.3%		7.9%	80.8%
Common shareholders' investment		31.2%		33.9%		34.1%		37.0%		39.2%	–8.0%
Average cost of debt		7.3%		7.3%		7.2%		7.2%		7.4%	0.0%
Times interest earned (before federal income taxes)		2.1		2.8		2.9		2.9		2.3	–26.8%
Dividend yield		8.4%		6.6%		9.5%		6.6%		5.9%	27.3%
Dividend payout ratio		161.4%		85.3%		89.2%		99.5%		142.4%	89.2%
Book value per share	$	15.66	$	16.61	$	16.24	$	16.00	$	16.30	–5.7%
Return on average common equity		7.1%		13.2%		12.8%		11.6%		7.7%	–46.2%
Return on total assets		1.8%		3.3%		3.4%		3.3%		2.4%	–45.5%
Effective tax rate		40.9%		39.5%		37.7%		39.3%		32.1%	3.5%

1 Includes $300 million in 2001 and $100 million in 1997 through 2000 of Corporation-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely junior subordinated debentures of the corporation.

Historical Operating Data: Puget Energy

	2001	2000	1999	1998	1997	% CHANGE '00 TO '01
Energy Sales Revenues						
Electricity (in thousands)[1]						
Residential	$583,714	$587,780	$586,416	$540,549	$529,990	–0.7%
Commercial	509,134	476,052	457,339	431,752	414,480	6.9%
Industrial	281,161	292,975	169,508	180,959	166,473	–4.0%
Other[2]	(45,264)	165,588	26,378	44,635	(13,245)	–127.3%
Transportation[3]	2,537	6	1,643	2,341	—	—
Sales to other utilities and marketers	1,021,376	1,249,294	316,728	274,972	133,726	–18.2%
Total	2,352,658	2,771,695	1,558,012	1,475,208	1,231,424	–15.1%
Natural gas (in thousands)[4]						
Residential	486,761	372,900	296,032	253,169	246,747	30.5%
Commercial	256,859	180,204	137,327	114,283	112,528	42.5%
Industrial	49,453	36,159	27,859	22,580	24,061	36.8%
Transportation	11,780	12,137	13,117	14,211	14,631	–2.9%
Other	10,218	10,911	11,153	12,308	11,480	–6.4%
Total	815,071	612,311	485,488	416,551	409,447	33.1%
Total energy sales revenues	$3,167,729	$3,384,006	$2,043,500	$1,891,759	$1,640,871	–6.4%
Energy and Transportation Sales Volumes						
Electricity (thousands of MWH)						
Residential	9,555	9,811	9,862	9,314	9,320	-2.6%
Commercial	7,953	7,677	7,482	7,191	7,022	3.6%
Industrial	2,541	4,026	3,980	4,073	3,995	-36.9%
Other[2]	(124)	338	59	254	160	-136.7%
Transportation[3]	308	—	48	73	—	—
Sales to other utilities and marketers	7,495	15,094	11,734	9,940	7,446	–50.3%
Total MWH sales	27,728	36,946	33,165	30,845	27,943	–24.9%
Natural gas (millions of therms)[4]						
Residential	495	518	508	445	434	–4.4%
Commercial	298	305	299	254	240	–2.3%
Industrial	58	67	65	55	60	–13.4%
Transportation	188	204	237	254	277	–7.8%
Total gas volumes	1,039	1,094	1,109	1,008	1,011	–5.0%

	2001	2000	1999	1998	1997	% CHANGE '00 TO '01
Customers Served (Annual Average)						
Electricity						
Residential	826,187	811,443	797,421	782,095	767,476	1.8%
Commercial	100,015	98,758	96,756	94,107	91,517	1.3%
Industrial	4,012	4,111	4,222	4,189	4,090	–2.4%
Other	1,758	1,548	1,497	1,437	1,389	13.6%
Transportation	5	—	15	15	—	—
Total electricity customers[5]	931,977	915,860	899,911	881,843	864,472	1.8%
Natural gas						
Residential	548,497	532,333	509,384	486,553	465,185	3.0%
Commercial	46,783	45,524	44,302	43,067	41,975	2.8%
Industrial	2,837	2,991	3,017	2,996	2,984	–5.1%
Transportation	112	98	103	123	128	14.3%
Total natural gas customers[5]	598,229	580,946	556,806	532,739	510,272	3.0%
Heating Degree Days						
Actual (at Sea-Tac Airport)	4993	4970	4956	4498	4599	0.5%
Normal (30-year average)	4908	4928	4908	4909	4908	–0.4%
% colder (warmer) than average	2%	1%	1%	–8%	–6%	
Average Annual Residential Data						
Electric usage per customer (kWh)	11,565	12,090	12,367	11,909	12,143	–4.3%
Electric revenue per customer	$ 726	$ 745	$ 763	$ 721	$ 717	–2.6%
Price per kWh (average)	$ 0.0628	$ 0.0617	$ 0.0617	$ 0.0606	$ 0.0590	1.8%
Natural gas usage per customer (therms)	902	972	997	914	933	–7.2%
Natural gas revenue per customer	$ 887	$ 701	$ 581	$ 520	$ 530	26.5%
Price per therm (average)	$ 0.983	$ 0.721	$ 0.583	$ 0.569	$ 0.568	36.4%
Total Employees	3,972	3,754	2,869	2,996	2,840	5.8%

1 Operating Revenues in 2001, 2000, 1999, 1998 and 1997 were reduced by $31.0 million, $35.4 million, $43.8 million, $46.7 million and $40.5 million, respectively, as a result of PSE's sale of $237.7 million of its investment in customer-owned conservation measures.

2 Includes PRAM adjustment in 1997 and change in unbilled revenue.

3 Includes customers that were on the retail transportation pilot program for the period 1998 – 1999.

4 Includes change in unbilled sales.

5 In 2001, 2000, 1999, 1998 and 1997 approximately 298,600, 294,200, 290,000, 275,000 and 250,000 customers, respectively, purchased both forms of energy from PSE.

Corporate Information

CORPORATE HEADQUARTERS

Puget Energy and Puget Sound Energy
P.O. Box 97034
Bellevue, WA 98009-9734
Phone: (425) 454-6363
Internet: www.pse.com

FORM 10-K

A copy of Puget Energy and Puget Sound Energy's Annual Report on Form 10-K for the year ending December 31, 2001, as filed with the Securities and Exchange Commission, may be obtained electronically through the Securities and Exchange Commission's EDGAR internet site (www.sec.gov).

ANNUAL MEETING

Tuesday, May 14, 2002, 10:00 a.m.
Meydenbauer Center
11100 NE 6th Street, Bellevue, WA

TRANSFER AGENT FOR COMMON AND PREFERRED STOCK

Mellon Investor Services, LLC, maintains the Company's shareholder records, distributes dividend payments and administers the Stock Purchase and Dividend Reinvestment Plan. They may be contacted at the address and phone number provided below (see "Shareholder Records and Services").

DIVIDEND CALENDAR

Quarterly dividends on common stock, as declared by the Board of Directors, normally are paid on the 15th day of February, May, August and November each year.

STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

Puget Energy's Stock Purchase and Dividend Reinvestment Plan provides a convenient way to reinvest dividends on Puget Energy common stock into additional shares at market price. Shareholders also may make optional cash investments of up to $100,000 per calendar year for the purchase of Puget Energy common stock.

More than 27,300 shareholders, or approximately 56 percent of the Company's 48,700 registered common shareholders, participated in the plan as of December 31, 2001.

In order to receive a plan prospectus, please contact Mellon Investor Services at the address and phone number provided below (see "Shareholder Records and Services").

STOCK EXCHANGE LISTING

Puget Energy common stock is traded under the symbol PSD on the New York Stock Exchange (NYSE) and may be quoted as PugetEngy in financial publications. Puget Sound Energy preferred stock is traded on the NYSE under the symbol PSD_pc and may be quoted as PugSdEngy pfC in financial publications. Puget Sound Energy Capital Trust II preferred stock is traded on the NYSE under the symbol PSD_p and may be quoted as Puget TOPrS in financial publications.

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers, LLP
Seattle, Washington

SHAREHOLDER RECORDS AND SERVICES CONTACTS

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 997-8438
TDD for hearing impaired:
(800) 231-5469
From outside the U.S.:
(201) 329-8660
TDD from outside the U.S.:
(201) 329-8354
Internet address:
www.melloninvestor.com

PUGET ENERGY INVESTOR SERVICES

P.O. Box 97034
Bellevue, WA 98009-9734
(425) 462-3898

FINANCIAL ANALYST CONTACT

Julie S. Williams
Director Investor Relations
(425) 462-3808

BANKER CONTACT

Donald E. Gaines
Vice President –
Finance and Treasurer
(425) 462-3870

NEWS MEDIA CONTACT

Puget Sound Energy
24-hour Media Line:
(888) 831-7250

EMPLOYMENT POLICY

Puget Energy is an equal opportunity employer.

Directors

PUGET ENERGY AND PUGET SOUND ENERGY

     

   

Stephen P. Reynolds[1]
President and CEO,
and Member of the
Board of Directors
Puget Sound Energy
Age: 54
Years as Director: 1

Douglas P. Beighle
Chairman of the Board
Senior VP (Retired)
The Boeing Company
Age: 69
Years as Director: 21

Charles W. Bingham
Executive VP (Retired)
Weyerhaeuser Company
Age: 68
Years as Director: 24

Phyllis J. Campbell
Chair of the
Community Board
US Bank of Washington
Age: 50
Years as Director: 9

Craig W. Cole
President and CEO
Brown & Cole
Age: 52
Years as Director: 3

Robert L. Dryden
President and CEO
(Retired)
ConneXt, Inc.
Age: 68
Years as Director: 11[2]

John D. Durbin
President, CEO
and Director
InfrastruX Group, Inc.
Age: 66
Years as Director: 18

Tomio Moriguchi
Chairman and CEO
Uwajimaya, Inc.
Age: 65
Years as Director: 14[2]

Kenneth P. Mortimer
President Emeritus
University of Hawaii
Chancellor Emeritus
University of Hawaii, at
Manoa
Age: 64
Years as Director: 1

Sally G. Narodick
President
Narodick Consulting
Age: 56
Years as Director: 13[2]

Officers

PUGET SOUND ENERGY

     

     

James W. Eldredge[1]
Vice President,
Corporate Secretary and
Chief Accounting Officer
Age: 51

Donald E. Gaines[1]
Vice President
Finance and Treasurer
Age: 44

William A. Gaines
Vice President
Energy Supply
Age: 46

Dorothy A. Graham
Vice President Human
Resources
Age: 61

Penny J. Gullekson
Vice President Customer
Services
Age: 55

Kimberly J. Harris
Vice President
Regulatory Affairs
Age: 37

Timothy J. Hogan
Senior Vice President
External Affairs
Age: 50

Stephen A. McKeon[1]
Senior Vice President
Finance and Legal,
Chief Financial Officer
Age: 55

Susan McLain
Vice President
Operations–Delivery
Age: 45

Julia M. Ryan
Vice President
Energy Portfolio
Management
Age: 40

Gary B. Swofford
Senior Vice President
and
Chief Operating Officer
Age: 60

Paul M. Wiegand
Vice President
Corporate Planning
and Performance
Age: 49

1 Holds office for both Puget Energy, Inc. and Puget Sound Energy

2 Includes service as a Director of Washington Energy Company

PUGET ENERGY
PO BOX 97034
BELLEVUE, WA 98009-9734

